Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held August 25, 2016

and

NOTICE OF APPLICATION TO THE ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PROPOSED PLAN OF ARRANGEMENT

involving

TRANSITION THERAPEUTICS INC.

and

OPKO HEALTH, INC.

and

OPKO GLOBAL HOLDINGS, INC.

and

THE SHAREHOLDERS OF TRANSITION THERAPEUTICS INC.

July 26, 2016

These materials are important and require your immediate attention. They require holders of common shares of Transition Therapeutics Inc. ("Transition") to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with respect to voting your common shares of Transition, please contact Computershare Investor Services Customer Call Centre at 1-800-564-6253 (toll free).

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING	3

INFORMATION CIRCULAR	5

Introduction	5
Forward-looking Statements	5
Advice to Beneficial Shareholders	8
Information for Transition Shareholders in the United States	8
Exchange Rate Information	9

GLOSSARY OF TERMS	11

SUMMARY INFORMATION	18

The Companies	18
The Arrangement	18
The Meeting	19
Approval of Transition Shareholders Required for the Arrangement	19
Other Conditions, Final Order and Effective Date	19
KPMG Fairness Opinion	19
Recommendation of the Transition Board	19
Voting Agreements and Intention of Certain Transition Shareholders	20
Rights of Dissent	20
Canadian Federal Income Tax Considerations	20
United States Federal Income Tax Considerations	21

THE ARRANGEMENT	22

General Details of the Arrangement	22
Arrangement Steps	22
Background to the Arrangement	23
Transition Board Review	26
KPMG Fairness Opinion	28
Recommendation of the Transition Board	29
Voting Agreements and Intention of Certain Transition Shareholders	29
Treatment of Transition Options	29
Procedural Steps for the Arrangement to Become Effective	29
Transition Shareholder Approvals	30
Other Approvals	30
Stock Exchange Approvals	31
Other Required Approvals	31
Timing	31
Stock Exchange Listings	31
The Arrangement Agreement	32
Procedure for Exchange of Transition Shares	39
Cancellation of Rights	39
Fractional OPKO Shares	39
Rights of Dissent	40

i

Interests of Directors and Executive Officers in the Arrangement	42
Securities Law Matters	44
Expenses	46
Board Approval	46

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	47

Holders Resident in Canada	48
Holders Not Resident in Canada	50

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	51

OTHER TAX CONSIDERATIONS	55

RISK FACTORS	55

INTERESTS OF EXPERTS	60

INFORMATION CONCERNING TRANSITION	60

INFORMATION CONCERNING OPKO	60

GENERAL PROXY MATTERS	60

Solicitation of Proxies	60
Appointment and Revocation of Proxies	60
Beneficial Shareholders	61
Signature of Proxy	61
Voting of Proxies	62
Exercise of Discretion of Proxy	62
Procedure and Votes Required	62

Appendix A ARRANGEMENT RESOLUTION	A-1

Appendix B NOTICE OF APPLICATION	B-1

Appendix C INTERIM ORDER	C-1

Appendix D ARRANGEMENT AGREEMENT	D-1

Appendix E KPMG FAIRNESS OPINION	E-1

Appendix F SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	F-1

Appendix G INFORMATION CONCERNING TRANSITION	G-1

Appendix H INFORMATION CONCERNING OPKO	H-1

ii

July 26, 2016

Dear Transition Shareholder:

You are invited to attend a special meeting (the "Meeting") of holders ("Transition Shareholders") of common shares ("Transition Shares") of Transition Therapeutics Inc. ("Transition" or the "Corporation") to be held in the Leaside Room at the Sheraton Centre Toronto, 123 Queen Street West, Toronto, Ontario, Canada, on Thursday, August 25, 2016 at 4:00 p.m. (Toronto time). At the Meeting, you will be asked to consider and vote upon, among other things, a proposed arrangement involving the Corporation, OPKO Health, Inc. ("OPKO"), OPKO Global Holdings, Inc. (“OPKO Sub”) and the Transition Shareholders (the “Arrangement”). If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

The Arrangement provides that, among other things, OPKO will indirectly acquire all of the issued and outstanding Transition Shares and the Corporation will become a wholly-owned indirect subsidiary of OPKO. Transition Shareholders (other than OPKO, any affiliates thereof and those registered Transition Shareholders who have validly exercised dissent rights) will receive, for each Transition Share held by a Transition Shareholder, the number of shares of common stock of OPKO ("OPKO Shares") obtained by dividing (i) 6,430,868 OPKO Shares, by (ii) the number of Transition Shares outstanding immediately prior to the effective time of the Arrangement (including Transition Shares deemed to have been issued as In-the-Money Option Consideration (as defined in the Plan of Arrangement) but excluding any Transition Shares held by OPKO or an affiliate thereof).

For additional details, see "The Arrangement" in the Information Circular and Proxy Statement dated July 26, 2016 (the "Information Circular"), which accompanies this letter.

The Arrangement provides Transition Shareholders with a significant premium to the trading price of the Transition Shares prior to Transition’s and OPKO’s joint announcement on June 30, 2016 regarding the Arrangement and allows for on-going participation by Transition Shareholders in the upside of Transition's assets following the effective time of the Arrangement through the ownership of OPKO Shares.

The resolution approving the Arrangement (the "Arrangement Resolution") must be approved by not less than 66⅔% of the votes cast by Transition Shareholders, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast by Transition Shareholders, present in person or represented by proxy, at the Meeting, after excluding the votes cast in respect of Transition Shares held by those persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Completion of the Arrangement is also subject to approval of the Ontario Superior Court of Justice (Commercial List) and receipt of all necessary regulatory approvals. If the requisite Transition Shareholder, court and regulatory approvals are obtained and if all other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about September 1, 2016.

After considering the opinion of KPMG LLP, a copy of which is attached as Appendix E to the Information Circular, to the effect that, as of June 29, 2016, based upon and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the consideration to be received by the Transition Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Transition Shareholders, and other relevant matters, the Board of Directors of Transition has unanimously determined that the Arrangement is fair to the Transition Shareholders and is in the best interests of Transition and has unanimously approved the Arrangement and the entering into of the arrangement agreement dated June 29, 2016 among Transition, OPKO and OPKO Sub. The Board of Directors of Transition unanimously recommends that Transition Shareholders vote in favour of the Arrangement Resolution. All of the directors and officers and a significant shareholder of Transition have entered into voting agreements with OPKO pursuant to which they have agreed to vote the Transition Shares held by them in favour of the Arrangement Resolution.

The Information Circular contains a detailed description of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy, in the case of registered Transition Shareholders, or voting instruction from, in the case of Transition Shareholders who hold their Transition Shares indirectly through a broker or other intermediary, which is enclosed in order to ensure your representation at the Meeting.

Transition Shareholders should NOT surrender their Transition Share stock certificates and book entry shares for exchange prior to the completion of the Arrangement. If the Arrangement is completed, Transition Shareholders will be sent a letter of transmittal by the exchange agent, American Stock Transfer & Trust Company LLC, as promptly as reasonably practicable after the completion of the Arrangement. The letter of transmittal will describe how Transition Shareholders may exchange Transition Shares for the per share consideration of OPKO Shares. The exchange agent will deliver OPKO Shares to Transition’s former shareholders only in accordance with the procedures set forth in the letter of transmittal. If Transition Shareholders hold Transition Shares in “street name” through a bank, brokerage firm or other nominee, then such Transition Shareholders will receive instructions from their bank, brokerage firm or other nominee as to how to effect the surrender of their “street name” Transition Shares in exchange for the per share consideration of OPKO Shares.

On behalf of the Board of Directors of Transition, I would like to express our gratitude for the ongoing support our shareholders have demonstrated with respect to our decision to take part in this important event in the history of the Corporation. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the Arrangement in addition to their on-going responsibilities executing on Transition's business objectives.

Yours truly,

(signed) "Tony Cruz"

Dr. Tony Cruz,

Chief Executive Officer

Transition Therapeutics Inc.

 2

TRANSITION THERAPEUTICS INC.

NOTICE OF SPECIAL MEETING

to be held August 25, 2016

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders ("Transition Shareholders") of common shares ("Transition Shares") of Transition Therapeutics Inc. ("Transition" or the "Corporation") will be held in the Leaside Room at the Sheraton Centre Toronto, 123 Queen Street West, Toronto, Ontario, Canada, on Thursday, August 25, 2016 at 4:00 p.m. (Toronto time) for the following purposes:

(a)	to consider pursuant to an Interim Order (the "Interim Order") of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 26, 2016 and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Transition dated July 26, 2016 (the "Information Circular"), approving a plan of arrangement involving Transition, OPKO Health, Inc., OPKO Global Holdings, Inc. and the Transition Shareholders (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for the Meeting has been fixed at the close of business on July 21, 2016 (the "Record Date"). Only Transition Shareholders of record as at the Record Date are entitled to receive notice of and, except as set forth below, to vote at the Meeting. Transition Shareholders of record will be entitled to vote those Transition Shares included in the list of Transition Shareholders prepared as at the Record Date. If a Transition Shareholder transfers Transition Shares after the Record Date and the transferee of those Transition Shares, having produced properly endorsed certificates evidencing such Transition Shares or having otherwise established that the transferee owns such Transition Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Transition Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Transition Shares at the Meeting.

A Transition Shareholder may attend the Meeting in person or may be represented by proxy. Transition Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by fax to (866) 249-7775 (toll free), by internet at www.investorvote.com or by telephone by calling (866) 732-8683 (toll free) at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A person appointed as a proxyholder need not be a Transition Shareholder.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Transition Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

If you are not a registered holder of Transition Shares and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

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DISSENT RIGHTS

Pursuant to the Interim Order of the Court and the provisions of Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement (as defined in the Information Circular)), if you are a registered holder of Transition Shares, you have the right to dissent in respect of the Arrangement Resolution approving the Arrangement and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your Transition Shares. There can be no assurance that a dissenting Transition Shareholder will receive consideration for his or her Transition Shares of equal or greater value to the consideration that such dissenting Transition Shareholder would have received under the Arrangement. This right of dissent is described in the Information Circular. If you fail to strictly comply with the dissent procedures set out in the Information Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of Transition Shares registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF TRANSITION SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A dissenting Transition Shareholder may only dissent with respect to all Transition Shares held on behalf of any one beneficial owner and registered in the name of such dissenting Transition Shareholder. Holders of Transition Options (as defined in the Information Circular) and Transition Shareholders who vote in favour of the Arrangement Resolution, are not entitled to any rights to dissent.

Persons who are beneficial owners of Transition Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Transition Shares are entitled to dissent. Accordingly, a beneficial owner of Transition Shares who desires to exercise the right of dissent must make arrangements for the Transition Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Transition Shares to dissent on the holder's behalf.

Dated at the City of Toronto, in the Province of Ontario, this 26th day of July, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF TRANSITION THERAPEUTICS INC.

(signed) "Tony Cruz"

Dr. Tony Cruz,

Chief Executive Officer

Transition Therapeutics Inc.

 4

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Transition for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning OPKO contained in this Information Circular, including but not limited to the information in “Appendix H – Information Concerning OPKO”, has been provided by OPKO. Although Transition has no knowledge that would indicate that any of such information is untrue or incomplete, Transition does not assume any responsibility for the accuracy or completeness of such information or the failure by OPKO to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Transition.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular. You are urged to carefully read the full text of the Arrangement Agreement, including the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of July 26, 2016 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes.

In particular, this Information Circular contains forward-looking statements pertaining to, but not limited to, the following:

•	the perceived benefits of the Arrangement;

•	the timing of the Meeting and the Final Order;

•	the anticipated Effective Date;

•	the satisfaction of conditions for listing of the OPKO Shares issuable pursuant to the Arrangement on the NASDAQ and the timing thereof;

•	delisting of the Transition Shares from the TSX and the NASDAQ and the anticipated timing thereof;

•	the anticipated effect of the Arrangement on the share capital of OPKO;

 5

•	the treatment of Transition Shareholders under tax laws; and

•	the anticipated receipt of all required regulatory approvals for the Arrangement.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in this Information Circular include, but are not limited to:

•	the perceived benefits of the Arrangement, which are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "The Arrangement – Transition Board Review" and "The Arrangement – Recommendation of the Transition Board");

•	certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to the Corporation relating to timing expectations (see "The Arrangement");

•	the treatment of Transition Shareholders under tax laws, which is subject to the statements under "Certain Canadian Federal Income Tax Considerations" and “Certain United States Federal Income Tax Considerations”; and

•	the effects of the Arrangement on the Corporation and OPKO, which are based on Transition management's current expectations regarding the intentions of OPKO.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Transition believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	OPKO and Transition may fail to realize the anticipated benefits of the Arrangement;

•	the conditions to completion of the Arrangement, including receiving all required regulatory approvals, Court approval and NASDAQ approval for the listing of the OPKO Shares issuable pursuant to the Arrangement may not be satisfied or waived which may result in the Arrangement not being completed;

•	the timing of the Meeting and Final Order and the anticipated Effective Date may be changed or delayed;

•	OPKO and Transition will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	the Arrangement Agreement could be terminated by either party under certain circumstances including in certain circumstances as a result of the occurrence of a Material Adverse Effect in the other party;

•	if the Arrangement is not completed, Transition Shareholders will not realize the benefits of the Arrangement and Transition's future business and operations could be adversely affected;

 6

•	the effect of changes in the price of either the OPKO Shares or Transition Shares prior to the completion of the Arrangement on the consideration to be received by Transition Shareholders;

•	the effect of changes in the number of outstanding shares of either OPKO or Transition prior to the completion of the Arrangement;

•	the potential adverse effects of the announcement and pendency of the Arrangement on OPKO’s or Transition’s stock price, business, financial condition, results of operations, reputation and business prospects;

•	restrictions on the business activities of OPKO and Transition while the Arrangement Agreement is in effect;

•	the effect of provisions in the Arrangement Agreement that could discourage or make it difficult for a third party to acquire Transition prior to the completion of the Arrangement;

•	litigation or adverse judgments relating to the proposed Arrangement;

•	tax matters relating to the proposed treatment of the Arrangement as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the recognition by the Internal Revenue Service of such treatment;

•	the expectation that the combined company may incur losses for the foreseeable future and may not become profitable in the near future;

•	the risks related to loss of personnel in connection with or as a result of the Arrangement or the announcement of the Arrangement;

•	the effect of the completion of the Arrangement on the combined company’s stock price;

•	risks relating to the ability of the combined company to utilize Transition’s net operating loss carryforwards after the Arrangement is completed; and

•	changes in income tax laws or actions taken by taxing authorities could have adverse implications on OPKO, Transition or their respective securityholders.

With regard to the forward-looking statements in Transition's documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

With regard to the forward-looking statements in OPKO’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Forward-looking statements are subject to various risks and uncertainties, including those discussed herein, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on forward-looking statements, which are provided as of the date of this Information Circular unless otherwise stated, and Transition and OPKO will not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.

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Transition Shareholders should also carefully consider the matters discussed under the headings "Risk Factors", "Certain Canadian Federal Income Tax Considerations", “Certain United States Federal Income Tax Considerations” and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein, including "Appendix G – Information Concerning Transition", "Appendix H – Information Concerning OPKO" and the Transition AIF which is incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Transition or OPKO are, in the case of Transition, included in documents on file with applicable Canadian Securities Administrators and may be accessed on Transition's issuer profile through SEDAR (website: www.sedar.com) and, in the case of OPKO, included in documents on file with the Securities and Exchange Commission and may be accessed through EDGAR (website: https://www.sec.gov/edgar.shtml). Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Transition Shareholders, as a substantial number of Transition Shareholders do not hold Transition Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Transition Shareholders whose names appear on the records of Transition as the registered holders of Transition Shares can be recognized and acted upon at the Meeting. If Transition Shares are listed in an account statement provided to a Transition Shareholder by a broker, then in almost all cases, those Transition Shares will not be registered in the Transition Shareholder's name on the records of Transition. Such Transition Shares will more likely be registered under the name of the Transition Shareholder's broker or an agent of that broker. If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

For further information, see "General Proxy Matters – Beneficial Shareholders".

Information for Transition Shareholders in the United States

OPKO and Transition intend that the Arrangement will qualify as a “reorganization” pursuant to Section 368(a) of the Code. Assuming that the Arrangement qualifies as a reorganization, and assuming the entire amount of the Arrangement consideration is treated as received for Transition Shares, Transition Shareholders who are “U.S. Holders” (as defined hereafter) should generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Transition Shares solely for OPKO Shares in the Arrangement. However, there are many requirements that must be satisfied in order for the Arrangement to qualify as a reorganization, some of which are based upon factual determinations. Neither OPKO nor Transition has requested or received a ruling from the Internal Revenue Service or an opinion of counsel that the Arrangement will qualify as a reorganization or that the entire amount of the Arrangement consideration will be treated as received for Transition Shares. If it is determined that the Arrangement is not treated as a reorganization within the meaning of Section 368(a) of the Code, the exchange of Transition Shares for OPKO Shares in the Arrangement will be a fully taxable transaction. In such case, each Transition Shareholder would recognize gain or loss, generally measured by the difference between the fair market value of the OPKO Shares received by the Transition Shareholder and such shareholder’s tax basis in the Transition Shares surrendered. The Transition Shareholders should consult with their own tax advisors as to the tax consequences to them of the Arrangement and holding OPKO Shares as well as review the more detailed description of the tax consequences of the Arrangement titled “The Arrangement – Certain United States Federal Income Tax Considerations”.

The OPKO Shares issuable to Transition Shareholders in exchange for their Transition Shares under the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See "The Arrangement – Other Approvals – Court Approvals – Final Order" included herein.

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The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Transition Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Specifically, information concerning the operations of Transition and OPKO contained herein or in documents incorporated herein by reference has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements of Transition included or incorporated by reference in this Information Circular have been prepared in Canadian dollars and in accordance with United States auditing and auditor independence standards. The financial statements of Transition included or incorporated by reference in this Information Circular have been prepared in accordance with IFRS, which differ from United States GAAP in certain material respects, and thus are not directly comparable to financial statements of companies prepared in accordance with United States GAAP.

The enforcement by Transition Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Transition is incorporated under the laws of the Province of Ontario, Canada, that some or all of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Transition and such Persons are or will be located outside the United States. You may not be able to sue a corporation organized under the OBCA in a Canadian court for violations of U.S. Securities Laws and it may be difficult to compel the foregoing Persons to subject themselves to a judgment by a U.S. court. You should not assume that the courts of Canada would enforce judgments of United States courts predicated upon civil liabilities under the securities laws of the United States or would enforce, in original actions, liabilities predicated upon civil liabilities under the securities laws of the United States.

The OPKO Shares to be received by Transition Shareholders pursuant to the Arrangement will be freely tradable under the 1933 Act, except by Persons who are "affiliates" of OPKO after the Arrangement or were affiliates of OPKO within 90 days prior to completion of the Arrangement. Any resale of such OPKO Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "The Arrangement – Securities Law Matters – United States" in this Information Circular.

Transition Shareholders should be aware that the Arrangement and the ownership of OPKO Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. Transition Shareholders are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

THE OPKO SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Exchange Rate Information

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated. References to "Canadian dollars", "CDN$" or "$" are to the currency of Canada and references to "U.S. dollars" or "US$" are to the currency of the United States.

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The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such periods, in each case based on these rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

Period	Period End		High		Low		Average
2014 (Jan 1 to Dec 31)	US$	0.8620	US$	0.9422	US$	0.8589	US$	0.9054
2015 (Jan 1 to Dec 31)	US$	0.7225	US$	0.8527	US$	0.7148	US$	0.7820
2016
January	US$	0.7102	US$	0.7159	US$	0.6854	US$	0.7031
February	US$	0.7395	US$	0.7395	US$	0.7123	US$	0.7248
March	US$	0.7710	US$	0.7715	US$	0.7425	US$	0.7561
Three months ended March 31	US$	0.7710	US$	0.7715	US$	0.6854	US$	0.7282
April	US$	0.7969	US$	0.7972	US$	0.7593	US$	0.7801
May	US$	0.7634	US$	0.7969	US$	0.7613	US$	0.7737
June	US$	0.7687	US$	0.7877	US$	0.7639	US$	0.7755

On July 21, 2016, the Bank of Canada noon rate for $1.00 Canadian was US$0.7659.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including under "Summary Information" hereof and in Appendix G – Information Concerning Transition and Appendix H – Information Concerning OPKO. Terms and abbreviations used in the Appendices to this Information Circular, except Appendix G – Information Concerning Transition and Appendix H – Information Concerning OPKO, are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Acquisition Agreement” means any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (as defined in the Arrangement Agreement) (in each case whether or not binding) relating to any Acquisition Proposal;

"Acquisition Proposal" means any unsolicited offer or proposal made by a Person or group at any time after the date hereof that would result in such Person or group acquiring, directly or indirectly, beneficial ownership (with respect to securities, within the meaning of Section 13(d) of the 1934 Act) of at least fifteen percent (15%) (based on the fair market value thereof) of the assets of, equity interest in, or business of, the Corporation and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation, license, share exchange, business combination, tender offer, sale of shares of capital stock, sale of assets or other similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Arrangement;

"affiliate", except for the purposes of the 1933 Act, shall have the meaning ascribed thereto in Section 1.1(2) of National Instrument 51-102 – Continuous Disclosure Obligations, as in effect on the date hereof;

"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"Applicable Laws" means, in any context that refers to one or more Persons, the laws, regulations and rules that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

"Arrangement" means the arrangement involving the Corporation, OPKO and Transition Shareholders, pursuant to Section 182 of the OBCA on the terms and subject to the conditions set forth herein and in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the discretion of the Court in the Final Order;

"Arrangement Agreement" means the arrangement agreement dated effective as of June 29, 2016 among the Corporation, OPKO and OPKO Sub, pursuant to which the Corporation, OPKO and OPKO Sub have agreed to implement the Arrangement, a copy of which agreement is attached as Appendix D to this Information Circular, as amended or supplemented and/or restated from time to time;

"Arrangement Resolution" means the special resolution of Transition Shareholders in respect of the Arrangement to be considered at the Meeting, in substantially the form attached as Appendix A to this Information Circular;

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"Articles of Arrangement" means the articles of arrangement to be prepared by Transition in respect of the Arrangement required under Section 183(1) of the OBCA to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

"associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act;

"Beneficial Shareholder" has the meaning ascribed to such term under "General Proxy Matters – Beneficial Shareholders";

"Business Day" means a day except a Saturday, a Sunday or other day on which the SEC, the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces of Canada or banks in the City of Miami, Florida or the City of Toronto, Ontario are authorized or required by Law to be closed;

“Code” means the United States Internal Revenue Code of 1986, as amended;

"Confidentiality Agreement" means the mutual confidentiality agreement dated February 9, 2016 between Transition and OPKO;

“Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"CRA" means the Canada Revenue Agency;

“Current Market Price” means the closing price of the Transition Shares on the TSX on the second last trading day prior to the Effective Date;

"Damages Event" has the meaning ascribed thereto under "The Arrangement – The Arrangement Agreement – Termination Fee";

"Depositary" means American Stock Transfer & Trust Company LLC, or such other trust company that may be appointed by Transition and OPKO for the purpose of receiving deposits of certificates representing Transition Shares in connection with the Arrangement;

"Director" means the Director appointed under Section 278 of the OBCA;

“Dissent Notice” has the meaning ascribed thereto under “The Arrangement – Rights of Dissent”;

“Dissent Rights” has the meaning ascribed thereto under “The Arrangement – Rights of Dissent”;

"Dissenting Shareholders" means registered Transition Shareholders who validly exercise the Dissent Rights;

“Dissenting Shares” means Transition Shares in respect of which a Dissenting Shareholder has validly exercised its Dissent Rights;

"Effective Date" means the date the Arrangement becomes effective under the OBCA;

"Effective Time" means 12:01 a.m. (Pacific time) on the Effective Date;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States);

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"Exclusivity Period" has the meaning ascribed thereto under "The Arrangement – Background to the Arrangement";

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time, or if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal;

"GAAP" or "Canadian GAAP" means generally accepted accounting principles in Canada applicable to public companies at the relevant time;

"Governmental Entity" means any foreign, multinational, supra-national, or domestic arbitrator, court, nation, governmental or quasi-governmental agency, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government;

"IFRS" means Canadian GAAP, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board effective for periods beginning on or after January 1, 2011;

"Information Circular" means the Notice of Meeting and this accompanying management information circular and proxy statement of Transition, together with all appendices hereto;

"Interim Order" means the interim order of the Court dated July 26, 2016 under Section 182(5) of the OBCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix C to this Information Circular;

“In-the-Money Amount” means the amount by which the Current Market Price exceeds the exercise price of an In-the-Money Option.

“In-the-Money Options” means Transition Options having an exercise price of less than the Current Market Price;

“In-the-Money Option Consideration” means, for each In-the-Money Option, that number of Transition Shares calculated by dividing the In-the-Money Amount by the Current Market Price;

"KPMG" means KPMG LLP;

"KPMG Fairness Opinion" means the opinion of KPMG, a copy of which is attached as Appendix E to this Information Circular, to the effect that, as of June 29, 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the consideration to be received by the Transition Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Transition Shareholders (other than OPKO and its affiliates);

“Laws” means any foreign, federal, provincial, state or local law, statute, code, ordinance, rule, regulation or other requirement;

"Letter of Transmittal" means the Letter of Transmittal to be provided to the Transition Shareholders following the completion of the Arrangement, pursuant to which a Transition Shareholder will be required to deliver certificates representing Transition Shares in order to receive the consideration payable in respect of such Transition Shares under the Arrangement;

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“Lilly” means Eli Lilly and Company;

"Material Adverse Effect" means, in relation to Transition or OPKO, any state of facts, event, change, circumstance, development, effect or occurrence which, individually or together with any other state of facts, event, change, circumstance, development, effect or occurrence, has or could reasonably be expected to have a material adverse impact on (i) the assets, properties, capitalization, condition (financial or otherwise), financial position, prospects, business or results of operations of the party and its subsidiaries, taken as a whole; provided, that “Material Adverse Effect” shall be deemed to exclude the impact of:

(a)	changes after the date hereof in Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities,

(b)	changes or modifications after the date hereof in IFRS or United States GAAP, as applicable, or regulatory accounting requirements,

(c)	actions and omissions of any party or its subsidiaries taken with the prior written consent of the other party or expressly permitted pursuant to the Arrangement Agreement,

(d)	the public announcement of the Arrangement Agreement, including, without limitation, any shareholder litigation related to the Arrangement Agreement,

(e)	changes in the market price or trading volume of shares or common stock of the party, as the case may be (it being understood that any cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded),

(f)	general national or international economic, financial, political or business conditions including the engagement by Canada or the United States in hostilities, whether or not pursuant to a declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possession or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or

(g)	any failure by the party to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded), provided, that state of facts, events, changes, circumstances, developments, effects or occurrences referred to in clauses (a), (b) and (f) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of facts, events, changes, circumstances, developments, effects or occurrences has had or could reasonably be expected to have a disproportionate adverse effect on the party and its subsidiaries, as compared to other companies operating in the industry or territory in which the party and its subsidiaries operate; or (ii) the ability of the party to perform its obligations under the Arrangement Agreement or to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

"Meeting" means the special meeting of Transition Shareholders to be held on August 25, 2016, and any adjournment(s) thereof, to consider and to vote on the Arrangement Resolution and such other business as may properly be brought before the Meeting;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

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“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable;

"Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Transition Shareholders Not Resident in Canada";

"Non-Solicitation Covenants" has the meaning ascribed thereto under "The Arrangement – The Arrangement Agreement – Non-Solicitation by Transition";

"Notice of Application" means the Notice of Application by Transition to the Court for the Final Order a copy of which is attached as Appendix B to this Information Circular;

"Notice of Meeting" means the Notice of Special Meeting, which accompanies this Information Circular;

"OBCA" means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, including the regulations promulgated thereunder;

"OPKO" means OPKO Health, Inc., a corporation existing under the laws of the State of Delaware;

"OPKO Board" means the board of directors of OPKO;

“OPKO Shareholders” means holders of OPKO Shares;

"OPKO Shares" means the shares of common stock of OPKO;

“OPKO Sub” means OPKO Global Holdings, Inc., a corporation incorporated under the laws of the Cayman Islands;

“Outside Date” means November 30, 2016 or such other date as OPKO and the Corporation may agree in writing, provided that the Outside Date shall be automatically extended for a period of thirty (30) days in the event that the failure of the Arrangement to have occurred by the initial Outside Date results primarily by the failure of the conditions set forth in Section 5.1(e) of the Arrangement Agreement;

"Parties" means, collectively, the parties to the Arrangement Agreement, and "Party" means any one of them;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, government (including any Governmental Entity), syndicate or other entity, whether or not having legal status;

"Plan" or "Plan of Arrangement" means the plan of arrangement substantially in the form attached as Schedule A to Appendix D to this Information Circular and any amendment thereto or variation thereof in accordance with the terms thereof or at the direction of the Court in the Final Order;

"Proceeding" means any investigation or inquiry by any Governmental Entity and any suit, action, proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure;

"Record Date" means the close of business on July 21, 2016;

"Regulation S" means Regulation S under the 1933 Act;

“Representatives” has the meaning ascribed thereto under “Arrangement Agreement - Non-Solicitation by Transition”;

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"Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Transition Shareholders Resident in Canada";

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario);

"SEDAR" means the system for electronic document analysis and retrieval;

"subsidiary" means, with respect to a specified entity, any corporations, associations or other business entities of which the entity in question either (i) owns or controls fifty percent (50%) or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which fifty percent (50%) or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, that there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity); (ii) in the case of partnerships, serves as a general partner; (iii) in the case of a limited liability company, serves as a manager or a managing member; (iv) otherwise has the ability to elect a majority of the directors, trustees, managers, or managing members thereof; or (v) under United States GAAP or IFRS, as applicable, consolidates in its financial statements;

"Superior Proposal" means any Acquisition Proposal that if consummated would result in a Person or group owning, directly or indirectly, (i) one hundred percent (100%) of all classes of outstanding equity securities of the Corporation or of the surviving entity in a merger involving the Corporation or the resulting direct or indirect parent of the Corporation or such surviving entity or (ii) one hundred percent (100%) of the assets of Transition and its subsidiaries (including capital stock of its subsidiaries), taken as a whole, that:

(a)	the Transition Board determines in good faith (after consultation with its outside legal counsel) is superior, from a financial point of view, to the Arrangement Agreement and the Arrangement, taking into account all financial, legal, regulatory and other aspects of such proposal and of the Arrangement Agreement (including the relative risks of non-consummation and any changes to the terms of the Arrangement Agreement proposed by OPKO to the Corporation);

(b)	is made available to all of the Transition Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition; and

(e)	the Transition Board has determined in good faith, after consultation with its outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Termination Fee" has the meaning ascribed thereto under "The Arrangement – The Arrangement Agreement – Termination Fee";

"Third Party Approvals" has the meaning ascribed thereto under "The Arrangement – The Arrangement Agreement – Conditions of Closing – Mutual Conditions";

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“Transfer Agent” means Computershare Investor Services Inc.;

"Transition" or the "Corporation" means Transition Therapeutics Inc., a corporation incorporated under the OBCA;

"Transition AIF" means the annual information form of Transition in respect of the year ended June 30, 2015 dated September 14, 2015;

"Transition Board" means the board of directors of Transition;

“Transition Ireland” means Transition Therapeutics (Ireland) Limited, a wholly-owned subsidiary of Transition;

"Transition Option Plan" means the Stock Option Plan of Transition;

"Transition Options" means the outstanding Stock Options of Transition pursuant to the Transition Option Plan, whether or not vested, entitling the holders thereof to acquire Transition Shares;

"Transition Shareholders" means holders of Transition Shares;

"Transition Shares" means the common shares in the capital of Transition;

"Transition Transaction Costs" means all fees, costs and expenses incurred by Transition in connection with the Arrangement Agreement and the transactions contemplated thereby including without limitation, the cost of the KPMG Fairness Opinion and all legal and other professional fees and disbursements;

"TSX" means the Toronto Stock Exchange;

"United States" and the "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"United States GAAP" means United States generally accepted accounting principles in effect from time to time;

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended, in effect from time to time;

"Voting Agreements" means the voting and support agreements, each dated as of June 29, 2016, between OPKO and each of the directors and officers and a significant shareholder of Transition pursuant to which each officer and director and such shareholder of Transition agreed, among other things, to vote in favour of the Arrangement Resolution and to otherwise support the Arrangement; and

“Waratah” means Waratah Pharmaceuticals Inc., a wholly-owned subsidiary of Transition.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Companies

Transition Therapeutics Inc.

Transition’s principal business activity is the researching and developing of therapeutic agents.

Transition Ireland and Waratah, two of Transition’s wholly-owned subsidiaries, are developing novel pharmaceuticals for disease indications with large markets. Transition and Transition Therapeutics (USA) Inc., a wholly-owned subsidiary of Transition, provide development services to support the clinical and non-clinical activities of Transition Ireland and Waratah.

Transition’s entities each perform different activities and have different business models. Transition Ireland is developing two drug candidates: neuropsychiatric candidate ELND005 and androgen deficiency candidate TT701. Waratah’s lead development asset is diabetes drug candidate TT401.

See Appendix G – “Information Concerning Transition”.

OPKO Health, Inc.

OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing markets. OPKO’s diagnostics business includes Bio-Reference Laboratories, the United States’ third-largest clinical laboratory with a core genetic testing business and a 420-person sales force to drive growth and leverage new products, including the 4Kscore® prostate cancer test and the Claros1® in-office immunoassay platform. OPKO’s pharmaceutical business features Rayaldee®, a United States Food and Drug Administration approved treatment for secondary hyperparathyroidism in stage 3 or 4 chronic kidney diseases patients with vitamin D insufficiency, and VARUBI™ for chemotherapy-induced nausea and vomiting (oral formulation launched by partner Tesaro and IV formulation Prescription Drug User Fee Act date: January 2017). OPKO’s biologics business includes hGH-CTP, a once-weekly human growth hormone injection (in phase 3 and partnered with Pfizer), a long-acting Factor VIIa drug for hemophilia (in phase 2a) and a long-acting oxyntomodulin for diabetes and obesity (in phase 1). OPKO also has production and distribution assets worldwide, multiple strategic investments and an active business development strategy.

OPKO is incorporated in the State of Delaware. OPKO’s principal offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137 and its phone number is (305) 575-4100. The OPKO Shares are listed on the NASDAQ Global Market under the symbol “OPK” and was previously listed on the New York Stock Exchange under the symbol “OPK”. OPKO’s principal website is www.opko.com. The information contained on OPKO’s website is not deemed part of this Information Circular.

See Appendix H – “Information Concerning OPKO”.

The Arrangement

Pursuant to the Arrangement, Transition Shareholders (other than Dissenting Shareholders or OPKO or any affiliate of OPKO that holds Transition Shares) will receive, for each Transition Share held, the number of OPKO Shares as determined by the exchange ratio set forth in the Plan of Arrangement.

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The Arrangement will be implemented pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement Agreement is attached as Appendix D to the Information Circular and the Plan of Arrangement is attached as Schedule A to the Arrangement Agreement. Transition and OPKO encourage you to read the Information Circular in its entirety as well as the full text of the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement”.

The Meeting

The Meeting will be held in the Leaside Room at the Sheraton Centre Toronto, 123 Queen Street West, Toronto, Ontario, Canada, on Thursday, August 25, 2016 at 4:00 p.m. (Toronto time) for the purposes set forth in the Notice of Meeting. The business of the Meeting will be to consider and vote upon the Arrangement. See “The Arrangement” and "General Proxy Matters".

Approval of Transition Shareholders Required for the Arrangement

At the Meeting, Transition Shareholders will be asked to consider, and if thought advisable, to pass, with or without variation, the Arrangement Resolution, a copy of which is set forth in Appendix A to the Information Circular. In order for the Arrangement to be completed, it must be approved by not less than 66⅔% of the votes cast by Transition Shareholders in person or by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by not less than a simple majority of the votes cast by Transition Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with MI 61-101.

See "The Arrangement – Transition Shareholder Approvals", "The Arrangement – Securities Law Matters" and "General Proxy Matters – Procedure and Votes Required".

Other Conditions, Final Order and Effective Date

Implementation of the Arrangement requires the approval of Transition Shareholders described above, the approval of the Court and the satisfaction of several other customary conditions, including the receipt of all required stock exchange and regulatory approvals. See “The Arrangement – Other Approvals”.

If Transition Shareholders approve the Arrangement, the Final Order is granted and the other conditions to the completion of the Arrangement are satisfied or waived (as applicable), the Arrangement is expected to be completed on or about September 1, 2016. See “The Arrangement – Timing”.

KPMG Fairness Opinion

In deciding to approve the Arrangement, the Transition Board considered, among other things, the KPMG Fairness Opinion. The Transition Board received an opinion from KPMG that, as of June 29, 2016 and subject to the assumptions, limitations, qualifications and other matters stated in the KPMG Fairness Opinion, the consideration to be received by the Transition Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Transition Shareholders. The KPMG Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety. See Appendix E for a full copy of the KPMG Fairness Opinion and "The Arrangement – KPMG Fairness Opinion".

Recommendation of the Transition Board

After considering the KPMG Fairness Opinion and other relevant matters, the Transition Board unanimously determined that the Arrangement is fair to the Transition Shareholders and is in the best interests of Transition and unanimously approved the Arrangement and the entering into of the Arrangement Agreement and all related agreements. The Transition Board unanimously recommends that the Transition Shareholders vote in favour of the Arrangement Resolution.

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See "The Arrangement – Transition Board Review" and "The Arrangement – Recommendation of the Transition Board ".

Voting Agreements and Intention of Certain Transition Shareholders

All of the directors and officers and a certain significant shareholder of Transition, collectively holding approximately 12.9% of the outstanding Transition Shares, have entered into the Voting Agreements. Pursuant to the Voting Agreements, such Transition Shareholders have agreed to vote all of their Transition Shares in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Voting Agreements.

See "The Arrangement – Voting Agreements and Intention of Certain Transition Shareholders".

Rights of Dissent

Registered Transition Shareholders are entitled to exercise Dissent Rights by providing written notice to the Corporation c/o McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Box 48, 66 Wellington Street West, Toronto, Ontario M5K 1E6, Attention: Geoff Hall, by 4:30 p.m. (Toronto time) on August 23, 2016 (or the second last business day prior to the date of the Meeting if the Meeting is not held on August 25, 2016) in the manner described under the heading “The Arrangement – Rights of Dissent”. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of Dissent Rights. If a registered Transition Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the “fair value” of its Dissenting Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the Consideration under the Arrangement. Only registered Transition Shareholders are entitled to dissent. Transition Shareholders should read carefully the information in this Information Circular under the heading “The Arrangement – Rights of Dissent” if they wish to exercise Dissent Rights.

Transition Shareholders who wish to exercise Dissent Rights should review the dissent procedures described in Appendix F and seek legal advice, as failure to adhere strictly to the Dissent Right requirements will result in the loss or unavailability of any right to dissent.

See "The Arrangement – Rights of Dissent", Article 5 of the Plan of Arrangement, which is attached to the Information Circular as Schedule A to Appendix D, the Interim Order, which is attached to the Information Circular as Appendix C, and the full text of Section 185 of the Act, which is attached to the Information Circular as Appendix F.

Canadian Federal Income Tax Considerations

Generally, Transition Shareholders will not realize a capital gain (or a capital loss) upon the exchange of Transition Shares for OPKO Shares under the Arrangement.

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to Transition Shareholders in respect of the Arrangement, and the above comments are qualified in their entirety by reference to such summary. For more information, see "Certain Canadian Federal Income Tax Considerations".

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United States Federal Income Tax Considerations

OPKO and Transition intend that the Arrangement will qualify as a “reorganization” pursuant to Section 368(a) of the Code. Assuming that the Arrangement qualifies as a reorganization, and assuming the entire amount of the Arrangement consideration is treated as received for Transition Shares, Transition Shareholders who are “U.S. Holders” (as defined hereafter) should generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Transition Shares solely for OPKO Shares in the Arrangement. However, there are many requirements that must be satisfied in order for the Arrangement to qualify as a reorganization, some of which are based upon factual determinations. Neither OPKO nor Transition has requested or received a ruling from the Internal Revenue Service or an opinion of counsel that the Arrangement will qualify as a reorganization or that the entire amount of the Arrangement consideration will be treated as received for Transition Shares. If it is determined that the Arrangement is not treated as a reorganization within the meaning of Section 368(a) of the Code, the exchange of Transition Shares for OPKO Shares in the Arrangement will be a fully taxable transaction. In such case, each Transition Shareholder would recognize gain or loss, generally measured by the difference between the fair market value of the OPKO Shares received by the Transition Shareholder and such shareholder’s tax basis in the Transition Shares surrendered. The Transition Shareholders should consult with their own tax advisors as to the tax consequences to them of the Arrangement and holding OPKO Shares as well as review the more detailed description of the tax consequences of the Arrangement titled “Certain United States Federal Income Tax Considerations”.

This Information Circular contains a summary of the principal United States federal income tax considerations applicable to Transition Shareholders in respect of the Arrangement, and the above comments are qualified in their entirety by reference to such summary. For more information, see "Certain United States Federal Income Tax Considerations".

Resale of OPKO Shares

All OPKO Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. Any resale of OPKO Shares must be made in accordance with, pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Pursuant to National Instrument 45-102 – Resale of Securities, the resale of OPKO Shares issued under the Arrangement will be exempt from the prospectus requirements of applicable Canadian securities laws if: (a) OPKO is not a reporting issuer in any jurisdiction of Canada at the Effective Date or at the date of the resale; (b) at the Effective Date, after giving effect to the issuance of OPKO Shares pursuant to the Arrangement, residents of Canada: (i) do not own directly or indirectly more than 10% of the outstanding OPKO Shares; and (ii) do not represent in number more than 10% of the total number of owners directly or indirectly of OPKO Shares; and (c) the resale is made: (i) through an exchange, or a market, outside of Canada, including the NASDAQ; or (ii) to a person or company outside of Canada.

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THE ARRANGEMENT

General Details of the Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, OPKO will indirectly acquire all of the issued and outstanding Transition Shares, and the Corporation will become a wholly-owned indirect subsidiary of OPKO.

Pursuant to the Arrangement, each Transition Shareholder will receive, for each Transition Share held by a Transition Shareholder (other than a Dissenting Shareholder or OPKO or any affiliate of OPKO that holds Transition Shares), the number of OPKO Shares obtained by dividing (i) 6,430,868 OPKO Shares, by (ii) the number of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as In-the-Money Option Consideration but excluding any Transition Shares held by OPKO or an affiliate thereof), all as set forth in the Plan of Arrangement. No fractional OPKO Shares shall be issued to Transition Shareholders and all such fractional OPKO Shares shall be rounded up.

As at July 21, 2016, there are an aggregate of 2,303,069 Transition Options outstanding. Commencing at the Effective Time, each In-the-Money Option shall be deemed to be fully vested and exercised on a cashless basis and the holder of each In-the-Money Option will receive the In-the-Money Option Consideration in respect of each In-the-Money Option held at the Effective Time. The aggregate number of Transition Shares representing In-the-Money Option Consideration cannot be determined until the close of trading on the date that is two Business Days prior to the Effective Date. See "Treatment of Transition Options" below.

An aggregate of 6,430,868 OPKO Shares will be issued to Transition Shareholders pursuant to the Arrangement, which would represent approximately 1.15% of the OPKO Shares outstanding as of July 21, 2016 on a non-diluted basis.

The Plan of Arrangement provides that any certificate formerly representing Transition Shares not deposited together with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or prior to the date that is three years less one day following the Effective Date shall cease to represent a right or claim of any kind or nature as a securityholder of OPKO or OPKO Sub. On such date, the OPKO Shares to which the former holder of such certificate was ultimately entitled will be deemed to have been surrendered for no consideration to OPKO Sub.

No dividends or other distributions paid, declared or made with respect to OPKO Shares, in each case with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Transition Shares unless and until such person has surrendered his, her or its certificate representing such Transition Shares. At the time the certificate is surrendered pursuant to the Plan of Arrangement, there shall be paid to such person, without interest (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the OPKO Share to which such person is entitled pursuant hereto, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of surrender of such certificate and a payment date subsequent to the date of such compliance and payable with respect to such OPKO Shares.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular.

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Commencing at the Effective Time, the following steps shall occur as part of the Arrangement and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each In-the-Money Option, shall and shall be deemed to be fully vested and exercised on a cashless basis and the Corporation shall and shall be deemed to have issued to each holder of In-the-Money Options (free and clear of any Liens) the In-the-Money Option Consideration for each such In-the-Money Option so exercised; provided, however, that if the aggregate number of OPKO Shares comprising the In-the-Money Option Consideration issuable to a holder as consideration for all of such holder’s In-the-Money Options would result in a fraction of a OPKO Share being issuable, the number of Transition Shares deemed to be issued to such holder as In-the-Money Option Consideration will be rounded down;

(b)	each Transition Option that is not an In-the-Money Option shall immediately expire and be terminated without payment of any consideration therefor;

(c)	each Transition Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to OPKO Sub (free and clear of any Liens), and such Dissenting Shareholders shall cease to have any rights as Transition Shareholders, other than the right to be paid by OPKO Sub the fair value of their Transition Shares in accordance with the Dissent Rights; and

(d)	each Transition Share outstanding immediately prior to the Effective Time and including each Transition Share comprising the In-the-Money Option Consideration (other than in any case any Transition Shares held by OPKO or an affiliate thereof or by Dissenting Shareholders) shall be and shall be deemed to be transferred to OPKO Sub (free and clear of any Liens), and each Transition Shareholder whose Transition Shares are so transferred shall be entitled to receive for each Transition Share so transferred, the Consideration.

Background to the Arrangement

Transition’s Board of Directors, together with Transition’s senior management, has periodically reviewed and considered various strategic opportunities available to Transition, including whether the continued execution of Transition’s strategy as a stand-alone company, equity offerings or the possible sale of Transition to, or a combination of Transition with, a third party offered the best avenue to enhance shareholder value.

On February 5, 2016, Dr. Tony Cruz, the Chief Executive Officer of the Corporation and Dr. Philip Frost, the Chairman of the Board and Chief Executive Officer of OPKO, were introduced via email by a mutual shareholder of the Corporation and OPKO. Following the introduction, telephone conversations took place between both Dr. Cruz and Dr. Frost with respect to OPKO’s interest in obtaining a better understanding of the Corporation’s technologies. These initial discussions resulted in Transition and OPKO entering into a Confidentiality Agreement on February 9, 2016 to facilitate the exchange of confidential information relating to the parties’ respective businesses to enable OPKO to review the Corporation’s technologies.

On March 3, 2016, Dr. Cruz met with Dr. Frost and certain members of the OPKO management team at OPKO’s offices in Miami, Florida. Dr. Cruz made a scientific presentation to OPKO’s management team, discussing the Corporation’s lead technologies: TT401 for the treatment of diabetes and obesity; TT701 for the treatment of Androgen Deficiency and Prostate Cancer; and ELND005 for the treatment of Agitation and Aggression in Alzheimer’s Disease.

During the period from March 3, 2016 to May 2, 2016, the Corporation and OPKO periodically communicated with respect to potential business opportunities and synergies between the parties.

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On April 18, 2016, Transition announced that Lilly had elected not to develop diabetes drug candidate TT401 for Phase 3 Development, and that Transition would regain all rights to the TT401 program.

On or about April 25, 2016, in light of Lilly’s election, Dr. Cruz arranged a meeting in Miami with OPKO senior management to provide OPKO with additional information on the TT401 program as well as to discuss Transition’s other programs.

On May 2, 2016, Dr. Cruz, accompanied by Dr. Bruce Connop, VP Non-Clinical and Pharmaceutical Development of the Corporation, returned to OPKO’s office in Miami to have further detailed discussions regarding the Corporation’s TT401 and TT701 development programs.

The Transition Board met on May 5, 2016, during which Dr. Cruz informed the members of the Transition Board that he had met with Dr. Frost and had discussions regarding the Corporation’s TT401 diabetes program as well as the TT701 SARM program. Dr. Cruz informed the members of the Transition Board that subsequent to his May 2, 2016 meeting with OPKO, Dr. Frost had indicated that OPKO had an interest in pursuing a potential business transaction involving the acquisition of the Corporation by OPKO. Following a full discussion of the merits of the proposal, the members of the Transition Board authorized Dr. Cruz to continue his discussions with Dr. Frost and to keep the Transition Board abreast of any further developments.

The Transition Board held a further meeting on May 6, 2016, during which Dr. Cruz advised the Transition Board that he expected to receive a proposal from OPKO respecting a potential acquisition of the Corporation by OPKO. The Corporation received a draft letter of interest and form of exclusivity agreement from OPKO late on May 6, 2016.

The letter of interest provided for the acquisition by OPKO of all of the outstanding equity interests of the Corporation for aggregate consideration of US$60 million, payable in OPKO Shares and the exclusivity agreement provided OPKO with the exclusive right to negotiate a transaction with the Corporation until June 3, 2016.

Following receipt of the letter of interest and exclusivity agreement from OPKO, the Corporation retained McCarthy Tétrault as its outside legal counsel in respect of the proposed transaction.

On May 8, 2016, the Transition Board held a meeting to discuss the letter of interest and the exclusivity agreement received from OPKO. The Transition Board discussed the materials at length and, following those discussions, the Transition Board approved the execution of the exclusivity agreement by the Corporation, subject to certain revisions requested by the Transition Board.

On May 9, 2016, the Corporation proposed to OPKO certain revisions to the exclusivity agreement. The revisions were agreed to by OPKO. Later on May 9, 2016, the Corporation and OPKO entered into the exclusivity agreement.

On May 11, 2016, the Transition Board engaged KPMG to deliver an opinion to the Transition Board as to the fairness, from a financial point of view, of the consideration to be received by the Transition Shareholders pursuant to the proposed business transaction.

Following the entering into of the exclusivity agreement, the parties commenced their respective detailed due diligence investigations of the other party. The Corporation provided OPKO with access to an electronic data room containing certain non-public information regarding the Corporation’s business and operations. On a continuing basis up until the signing of the Arrangement Agreement on June 29, 2016, each party supplied the other party and its representatives with due diligence information and representatives of both parties engaged in multiple follow-up due diligence calls on various topics.

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On May 27, 2016, the Transition Board agreed to extend OPKO’s exclusivity period by 10 days to June 13, 2016 to provide OPKO with additional time to complete its corporate and scientific due diligence on the Corporation.

On June 2, 2016, legal counsel to OPKO provided an initial draft of the proposed form of the definitive arrangement agreement in respect of the proposed transaction to the Corporation and its legal counsel. Following receipt of the initial draft of the agreement, the parties and their respective legal advisors commenced negotiations of the terms and conditions of the Arrangement Agreement and proposed Arrangement and exchanged various drafts of the Arrangement Agreement.

On June 8, 2016, the Transition Board met to further discuss the proposed OPKO transaction. Derek Melo and Chloe Lee of KPMG attended the meeting and led a discussion regarding KPMG’s review of the proposed transaction and answered questions from the Transition Board. Mr. Melo also presented a draft form of the written fairness opinion of KPMG for the review and comment of the Transition Board. The representatives of KPMG orally delivered KPMG’s opinion to the Transition Board that, as of June 8, 2016, and subject to certain assumptions, limitations and qualifications to be set forth in KPMG’s written opinion to be subsequently delivered to the Transition Board, the proposed consideration under the Arrangement was fair, from a financial point of view, to the Transition Shareholders. Michael Bennett of McCarthy Tétrault LLP, legal counsel to Transition, then joined the meeting and provided an overview of the Arrangement Agreement and Plan of Arrangement and answered questions from the Transition Board.

On June 10, 2016, Dr. Cruz, accompanied by Carl Damiani, President and Chief Operating Officer of the Corporation, and Nicole Rusaw, Chief Financial Officer of the Corporation, returned to OPKO’s offices in Miami to provide Dr. Frost and certain members of the OPKO management team with an updated scientific presentation regarding the Corporation as well as a high level budget of the Corporation’s operating costs following the proposed transaction.

On June 23, 2016, the Transition Board met to further discuss the proposed transaction. At the meeting, Dr. Cruz updated the Transition Board on the progress of the negotiations with OPKO over the past several weeks and reviewed in detail the terms of the Arrangement Agreement and the outstanding items to be resolved.

During the period from June 23 to 29, 2016, Transition and OPKO, with the assistance of their respective legal advisors, continued to negotiate and finalize the terms and conditions of the Arrangement Agreement and proposed Arrangement.

On June 28, 2016, the OPKO Board formally approved the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement.

On June 29, 2016, KPMG re-confirmed its opinion to the Transition Board that, as of June 29, 2016, and subject to certain assumptions, limitations and qualifications to be set forth in KPMG’s written opinion to be subsequently delivered to the Transition Board, the proposed Consideration under the Arrangement was fair, from a financial point of view, to the Transition Shareholders. On June 29, 2016, the Transition Board formally approved the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement, and unanimously recommended that Transition Shareholders vote in favour of the Arrangement.

Late in the evening of June 29, 2016, OPKO and Transition executed the Arrangement Agreement and OPKO and certain Transition Shareholders executed the Voting Agreements. A press release announcing the execution of the Arrangement Agreement was jointly issued by Transition and OPKO in the early hours of June 30, 2016 prior to the commencement of trading of OPKO Shares on the Tel Aviv Stock Exchange.

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Transition Board Review

The Transition Board has unanimously determined that the Arrangement is fair to the Transition Shareholders and is in the best interests of Transition and unanimously approved the Arrangement and the entering into of the Arrangement Agreement. The Transition Board unanimously recommends that Transition Shareholders vote in favour of the Arrangement Resolution.

As described above under “The Arrangement – Background of the Arrangement,” the Transition Board prior to and in reaching its decision on June 29, 2016, to approve the Arrangement Agreement and the other transactions contemplated thereby, consulted with Transition’s management and legal advisors and considered a variety of factors weighing positively in favour of the Arrangement, including, but not limited to, the following:

•	the Transition Board’s understanding of the business, operations, financial performance and condition and future prospects of Transition as an independent entity;

•	Transition’s business, future prospects and financial performance and condition;

•	the Transition Board’s understanding of OPKO’s business, operations, financial performance and condition and prospects;

•	the effects of the Arrangement on Transition’s employees and other stakeholders;

•	the Transition Board‘s belief that the Arrangement is likely to increase value to Transition Shareholders, in part due to the opportunity that Transition Shareholders will have to participate in the growth and opportunities of the combined company by virtue of the OPKO Shares to be received by Transition Shareholders in connection with the Arrangement;

•	the opportunity, because the Consideration is fixed, for Transition Shareholders to benefit from any increase in the trading price of OPKO Shares between the announcement of the Arrangement Agreement and the completion of the Arrangement;

•	the current and historical prices of the Transition Shares on the TSX and the NASDAQ and the fact that the Arrangement consideration represented a 120% premium over the closing share price of Transition Shares on the NASDAQ on June 28, 2016, the day prior to the announcement of the Arrangement;

•	the Transition Board’s analysis of alternative means of creating shareholder value and pursuing Transition’s strategic goals (including pursuing Transition’s long-term business plan as an independent public company) and the risks and uncertainties of these alternatives to achieve Transition’s strategic goals;

•	the advantages that the combined entity will have over Transition as a standalone company;

•	the belief that the terms of the Arrangement Agreement and the other transaction documents, taken as a whole, provide a significant degree of certainty that the Arrangement will be completed, including (i) that the conditions required to be satisfied prior to completion of the Arrangement, such as the receipt of Transition Shareholder consent, are expected to be satisfied, (ii) that the Arrangement Agreement does not include a financing condition to OPKO’s obligation to consummate the Arrangement, and (iii) the circumstances in which OPKO may terminate the Arrangement Agreement;

•	the ability of the Transition Board, subject to certain conditions including the payment of the Termination Fee under certain circumstances, to exercise its fiduciary duties to consider and enter into a Superior Proposal, terminate the Arrangement Agreement or to change its recommendation to the Transition Shareholders to approve the Arrangement Resolution;

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•	the Transition Board’s review and discussions with Transition’s management and outside advisors concerning the due diligence examination of the operations, financial condition, legal and regulatory compliance and prospects of OPKO;

•	the belief that the terms of the Arrangement Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable; and

•	the analysis and the oral opinion of KPMG, subsequently confirmed in writing, as to the fairness of the Consideration (subject, in each case, to certain assumptions, limitations and qualifications to be set forth in KPMG’s written opinion). The full text of the written opinion of KPMG, which set forth the assumptions made, matters considered and limits on the review undertaken by KPMG, in rendering its opinion, are attached as Appendix E to this Information Circular. See “The Arrangement” – KPMG Fairness Opinion”.

In addition to these factors, the Transition Board also considered the potential adverse impacts of other factors weighing negatively against the Arrangement, including, without limitation, the following:

•	the risk that, because the Consideration is fixed, Transition Shareholders could be adversely affected by a decrease in the trading price of the OPKO Shares after the date of execution of the Arrangement Agreement, and the fact that the Arrangement Agreement does not provide Transition with a price-based termination right or other similar protection, such as a “collar” with respect to OPKO’s Shares, for Transition or the Transition Shareholders;

•	the fact that, while the Transition Board expects that the Arrangement will be consummated, the Arrangement might not be completed in a timely manner or at all, due to a failure of certain conditions;

•	the risks and costs to Transition if the Arrangement does not close, including the diversion of management and employee attention, potential impediments to Transition executing an alternative business plan, and the lack of management employees to execute such a plan;

•	the restrictions on the conduct of Transition’s business prior to the completion of the Arrangement, which may delay or prevent Transition from undertaking business opportunities that may arise during the term of the Arrangement Agreement, whether or not the Arrangement is completed;

•	that Transition will no longer exist as an independent public company and that the Transition Shareholders may have less influence with OPKO after consummation of the Arrangement than they may have with Transition currently;

•	the risk that potential benefits and synergies sought in the Arrangement may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Transition and OPKO;

•	that Transition would be prohibited from affirmatively soliciting acquisition proposals after execution of the Arrangement Agreement, and the possibility that the US$3.0 million termination fee payable by Transition following the termination of the Arrangement Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Transition;

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•	the risk that Transition may be required to pay a US$1.8 million fee to OPKO in the event that the Arrangement Agreement is terminated as a result of the failure to obtain the requisite Transition Shareholder approval at the Meeting and that it may be required to pay US$500,000 as an expense reimbursement to OPKO in the event that the Arrangement Agreement is terminated as a result of certain breaches by Transition of representations, warranties or covenants contained in the Arrangement Agreement;

•	the risks that the financial results and the price of the OPKO Shares following completion of the Arrangement might decline, including the possible adverse effects on the price of the OPKO Shares and financial results of OPKO following the completion of the Arrangement if the benefits expected are not obtained on a timely basis or at all; and

•	the risks described under “Risk Factors” in this Information Circular.

The foregoing discussion of the factors considered by the Transition Board is not intended to be exhaustive, but, rather, includes certain material factors considered by the Transition Board. In reaching its decision to approve and adopt the Arrangement Agreement and determine that the Arrangement is in the best interests of Transition, and, in approving the Arrangement Agreement and related transactions, the Transition Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Transition Board considered all these factors as a whole, including discussions with, and questioning of, Transition management, the Transition Board’s legal advisors, and overall considered the factors to be favorable to, and to support, its decision.

For the reasons set forth above, the Transition Board has unanimously determined that the Arrangement is fair to the Transition Shareholders and is in the best interests of Transition and unanimously approved the Arrangement and the entering into of the Arrangement Agreement. The Transition Board unanimously recommends that Transition Shareholders vote in favour of the Arrangement Resolution.

KPMG Fairness Opinion

In deciding to approve the Arrangement, the Transition Board considered, among other things, the KPMG Fairness Opinion. The Transition Board received the opinion from KPMG that, as at June 29, 2016 and subject to the assumptions, limitations, qualifications and other matters stated in the KPMG Fairness Opinion, the consideration to be received by the Transition Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Transition Shareholders (other than OPKO and its affiliates).

The full text of the written KPMG Fairness Opinion, dated June 29, 2016, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the KPMG Fairness Opinion, is attached as Appendix E. The KPMG Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by the Transition Shareholders pursuant to the Arrangement (other than OPKO or its affiliates) and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to Transition or the Transition Shareholders. KPMG provided the KPMG Fairness Opinion to the Transition Board for its exclusive use only in considering the Arrangement. The KPMG Fairness Opinion may not be relied upon by any other person. The KPMG Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Transition. The KPMG Fairness Opinion does not constitute a recommendation to any Transition Shareholder as to how such Transition Shareholder should act or vote on any matters relating to the Arrangement.

KPMG was engaged by Transition to consider the fairness of the Arrangement to Transition Shareholders. No portion of the fee payable to KPMG in connection with the KPMG Fairness Opinion is contingent on completion of the Arrangement. Transition has also agreed to reimburse KPMG for certain out-of-pocket expenses and to indemnify KPMG and certain related parties against certain liabilities.

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Transition Shareholders are urged to read the KPMG Fairness Opinion in its entirety. This summary of the KPMG Fairness Opinion is qualified in its entirety by the full text of such opinion.

Recommendation of the Transition Board

After considering the KPMG Fairness Opinion and other relevant matters, the Transition Board unanimously determined that the Arrangement is fair to the Transition Shareholders (other than OPKO and its affiliates) and is in the best interests of Transition and unanimously approved the Arrangement and the entering into of the Arrangement Agreement and all related agreements. The Transition Board unanimously recommends that the Transition Shareholders vote in favour of the Arrangement Resolution.

Voting Agreements and Intention of Certain Transition Shareholders

All of the directors and officers of Transition and a significant Transition Shareholder, collectively holding approximately 12.9% of the outstanding Transition Shares, have entered into the Voting Agreements pursuant to which such Transition Shareholders have agreed to vote all of their Transition Shares in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Voting Agreements.

In connection with the entering into of a Voting Agreement by a significant Transition Shareholder that is not an officer or director of Transition, Transition entered into an indemnity agreement (the “Indemnity Agreement”) with such Transition Shareholder pursuant to which the Corporation agreed to indemnify the Transition Shareholder from and against certain losses arising in relation to his entering into of a Voting Agreement.

The obligations of each Transition Shareholder, director or officer under the Voting Agreements shall automatically terminate on the termination of the Arrangement Agreement in accordance with its terms. Each Voting Agreement may also be terminated at the option of the director, officer or significant shareholder upon written notice given by such director, officer or significant shareholder, as applicable, to OPKO if the Arrangement Agreement is amended to reduce the consideration or change the form of consideration to be received by the Transition Shareholders pursuant to the Arrangement.

Treatment of Transition Options

As at July 21, 2016, there were an aggregate of 2,303,069 Transition Options outstanding. Upon the completion of the Arrangement, pursuant to the Transition Option Plan all In-the-Money Options issued and outstanding will vest. Under the Arrangement, each holder of In-the-Money Options will receive the In-the-Money Option Consideration in respect of each In-the-Money Option held at the Effective Time. The aggregate number of Transition Shares representing In-the-Money Option Consideration cannot be determined until the close of trading on the date that is two Business Days prior to the Effective Date. Each Transition Option that is not an In-the-Money Option will immediately expire at the Effective Time and be terminated without payment of any consideration therefor.

Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Transition Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

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(d)	the Final Order and Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director.

Transition Shareholder Approvals

The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by holders of Transition Shares, either in person or by proxy, at the Meeting. See Appendix A to this Information Circular for the full text of the Arrangement Resolution. In addition, the Arrangement Resolution must be approved by not less than a simple majority of the votes cast by Transition Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with MI 61-101.

See "General Proxy Matters – Procedure and Votes Required" and "The Arrangement – Securities Laws Matters".

Other Approvals

Court Approval

Interim Order

The OBCA provides that a plan of arrangement requires Court approval. On July 26, 2016, the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Transition Shareholders at the Meeting in the manner required by the Interim Order, Transition will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for August 29, 2016 at 8:30 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario. At the hearing, any Transition Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Transition a Notice of Appearance including an address for service in the Province of Ontario and indicating whether such Transition Shareholder or other interested party intends to support or oppose the Application or make submissions thereat, together with a summary of the position that holder or person intends to advance before the Court and any evidence or materials which are to be presented to the Court on or before 4:00 p.m. (Toronto time) on August 18, 2016 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on August 25, 2016). Service of such notice shall be effected by service upon the solicitors for Transition: McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Box 48, 66 Wellington Street West, Toronto, Ontario M5K 1E6, Attention: Geoff Hall, as well as to the solicitors of OPKO: Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto ON M5L 1A9, Attention: Ryan Morris. See the Notice of Application attached as Appendix B to this Information Circular.

The Court has been advised that the Final Order, if granted, will be relied upon as the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the OPKO Shares to Transition Shareholders pursuant to the Arrangement.

The Plan of Arrangement will be implemented pursuant to Section 182 of the OBCA, which provides that a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the OBCA, such an application will be made by Transition for approval of the Arrangement. Transition has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the OBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation may determine not to proceed with the Arrangement.

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Although there have been a number of judicial decisions considering Section 182 of the OBCA and applications to various arrangements, there have not been, to the knowledge of Transition, any recent significant decisions which would apply in this instance. Transition Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Stock Exchange Approvals

It is a condition precedent to the completion of the Arrangement that the OPKO Shares to be issued in the Arrangement shall have been approved for quotation or listing, as the case may be, on the NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

Other Required Approvals

To the best knowledge of the Corporation, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity in connection with the Arrangement except as described herein.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Transition will apply for the Final Order approving the Arrangement. If the Final Order is obtained on August 29, 2016 in form and substance satisfactory to Transition and OPKO, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Transition expects the Effective Date will be on or about September 1, 2016. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

The Corporation's objective is to have the Effective Date occur on or about September 1, 2016. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on August 29, 2016.

Stock Exchange Listings

The Transition Shares are listed and posted for trading on the TSX under the symbol "TTH" and on NASDAQ under the symbol “TTHI”. On June 29, 2016, the last trading day completed prior to announcement of the proposed Arrangement, the closing price of the Transition Shares on the TSX and NASDAQ was $0.89 and US$0.70, respectively. On July 21, 2016, the closing price of the Transition Shares on the TSX and NASDAQ was $2.07 and US$1.59, respectively.

The OPKO Shares are listed and posted for trading on the NASDAQ under the symbol "OPK". On June 29, 2016, the last trading day completed prior to announcement of the proposed Arrangement, the closing price of the OPKO Shares on the NASDAQ was US$9.30. On July 21, 2016, the closing price of the OPKO Shares on the NASDAQ was US$9.89.

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If completed, it is anticipated that the Arrangement will result in the Transition Shares being delisted from the TSX and NASDAQ as soon as reasonably practicable following the Effective Date.

See "Trading Price and Volume" in Appendix G – Information Concerning Transition and "Trading Price and Volume" in Appendix H – Information Concerning OPKO.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Corporation, OPKO and OPKO Sub and various conditions precedent, both mutual and with respect to each Party.

The following is a summary only of certain terms of the Arrangement Agreement. Transition Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Arrangement Agreement is attached as Appendix D to this Information Circular and the Plan of Arrangement is attached to the Arrangement Agreement as Schedule A.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties made by OPKO, OPKO Sub and the Corporation, many of which are qualified by concepts of knowledge and materiality and are further modified and limited by confidential disclosure schedules exchanged by OPKO and Transition and certain filings with the SEC prior to the date of the Arrangement Agreement.

The Corporation has made customary representations and warranties regarding, among other things: organization, standing and corporate power; authority; capitalization; filings with the TSX, Canadian securities regulatory authorities and the SEC; governmental approvals; absence of undisclosed liabilities; absence of certain changes; tax matters; intellectual property; environmental matters; compliance with laws; labor relations; regulatory matters; real property; U.S. export and import controls; employee benefit plans; accounts receivable; material contracts; legal proceedings; and insurance.

OPKO and OPKO Sub have made customary representations and warranties regarding, among other things: organization, standing and corporate power; authority; capitalization; SEC filings; absence of undisclosed liabilities; absence of certain changes or events; intellectual property; governmental approvals; regulatory matters; compliance with laws; and legal proceedings.

Covenants of OPKO and OPKO Sub

Each of OPKO and OPKO Sub has given in favour of the Corporation certain customary covenants, including, among others, to not take any action that would reasonably be expected to result in a condition of the Arrangement set forth in the Arrangement Agreement not being satisfied, to not take any action or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Acquisition from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and to not amend its organizational documents in a manner that would adversely affect Transition or the Transition Shareholders relative to OPKO Shareholders.

Covenants of the Corporation

The Corporation has given in favour of OPKO certain customary covenants, including, among others, to use its reasonable efforts to preserve intact its business organization and material assets and maintain its rights and franchises and keep available the services of present employees, consultants, independent contractors and executive officers.

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Covenants of Both Parties

Each of Transition and OPKO has additionally agreed, subject to certain exceptions, to conduct its business in the ordinary course between the execution of the Arrangement Agreement and the Effective Time and not to take certain actions during such period.

Non-Solicitation by Transition

Subject to certain exceptions, the Corporation has agreed that it will not, and will not authorize or permit any of its affiliates to, and will not authorize or permit its and its affiliates’ respective directors, officers, employees, affiliates, investment bankers, financial advisors, attorneys, accountants, consultants or other representatives or agents (“Representatives”) to, directly or indirectly, do any of the following:

(a)	solicit, initiate or knowingly encourage or otherwise take any action to facilitate any inquiries regarding, or the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, the submission of any Acquisition Proposal;

(b)	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Corporation or any of its subsidiaries to, afford access to the Assets of the Corporation or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal;

(c)	approve, endorse or recommend any Acquisition Proposal;

(d)	enter into any Acquisition Agreement;

(e)	grant any waiver, amendment or release under any standstill or confidentiality agreement or any and all “fair price,” “moratorium,” “control share acquisition,” “takeover” and other similar Laws, including Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Administrators (“Anti-takeover Laws”) or otherwise fail to enforce any of the foregoing (it being understood that the Corporation shall immediately take all steps reasonably within its power necessary to terminate any waiver that may have been heretofore granted, to any Person other than OPKO or any of OPKO’s affiliates, under any such provisions); or

(f)	resolve or agree to do any of the foregoing.

Subject to certain exceptions, neither the Transition Board nor any committee thereof may make, withdraw, amend, modify or materially qualify, in a manner adverse to OPKO or OPKO Sub, the recommendation that the Transition Shareholders approve the Arrangement Resolution, or recommend an Acquisition Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the Transition Shares within two Business Days after the commencement of such offer, or make any public statement inconsistent with the recommendation that the Transition Shareholders approve the Arrangement Resolution, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Change of Recommendation”). The Corporation agreed to, and to cause its affiliates to, cease immediately and cause to be terminated, and to not authorize or permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Arrangement Agreement with respect to any Acquisition Proposal and to use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Corporation or any of its subsidiaries that was furnished by or on behalf of the Corporation and its affiliates to return or destroy (and confirm destruction of) all such information, subject to certain exceptions, and shall terminate access of all Persons (other than OPKO, the Corporation and their respective affiliates and Representatives) to any “data room” with respect to any Acquisition Proposal.

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Notwithstanding the above, the Transition Board may, directly or indirectly through any Representative, subject to certain conditions, do any of the following:

(a)	participate in negotiations or discussions with such third party that has made a bona fide, unsolicited Acquisition Proposal that the Transition Board determines in good faith, after consultation with the Corporation’s outside legal counsel, constitutes a Superior Proposal, and the Corporation, its Affiliates and its and its Affiliates’ Representatives may enter into an acceptable non-disclosure agreement with such third party; and

(b)	furnish to such third party information relating to the Corporation or any of its subsidiaries; provided, that all material non-public information provided to such person has previously been provided to OPKO prior to or is provided to OPKO contemporaneously with the provision to such Person, but in each case referred to in the foregoing paragraphs (a) and (b),

(i)	only if the Transition Board determines in good faith, after consultation with the Corporation’s outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the Transition Board’s fiduciary duties under applicable Law; and

(ii)	such third party executes a confidentiality agreement that constitutes an acceptable non-disclosure agreement.

The Transition Board is not prevented from disclosing to the Transition Shareholders any other disclosure required by applicable Law, if the Transition Board determines in good faith, after consultation with the Corporation’s outside legal counsel, that failure to disclose such position would result in a violation of applicable Law. Any public disclosure by the Corporation relating to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Transition Board expressly publicly reaffirms its approval or recommendation of the Arrangement Agreement and the Arrangement in such disclosure, or in the case of a “stop, look and listen” or similar communication, in a subsequent disclosure on or before the earlier of (i) the last day of the 10 business day period under Rule 14d-9(f) under the 1934 Act and (ii) two Business Days before the Meeting.

Notwithstanding any other provision of the Arrangement Agreement, the Corporation shall be permitted to comply with Multilateral Instrument 62-104 – Take-over Bids and Issuer Bids and similar provisions under applicable Law in Canada relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to the Transition Shareholders.

Except as set forth in the following paragraphs, the Transition Board agreed to not make any Change of Recommendation or enter into (or permit any of its subsidiaries to enter into) an Acquisition Agreement. At any time prior to the receipt of the Shareholder Approval, the Transition Board may, in response to a Superior Proposal, make a Change of Recommendation or enter into (or permit any of its subsidiaries to enter into) an Acquisition Agreement if,

(a)	the Transition Board, prior to effecting the Change of Recommendation, provides OPKO five Business Days prior written notice of its intention to take such action, which notice shall include a description in reasonable detail of such Superior Proposal;

(b)	the Corporation is and remains in compliance with the Arrangement Agreement during the five Business Days following such written notice, the Transition Board and, if requested by OPKO, its Representatives have negotiated in good faith with OPKO regarding any revisions to the terms and conditions of the transactions contemplated by the Arrangement Agreement, including the Arrangement; and

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(c)	at the end of the five Business Day period described in the foregoing paragraph (b), the Transition Board concludes in good faith, after consultation with the Corporation’s outside legal counsel (and taking into account any adjustment or modification of the terms of the Arrangement Agreement which OPKO has made in a bona fide written proposal), that such Acquisition Proposal (if any) continues to constitute a Superior Proposal and the failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law. Any material change to the terms, facts and circumstances relating to the Superior Proposal will be deemed to be a new Superior Proposal.

Conditions of Closing

Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction on or before the Effective Date or such other time as is specified below of the following conditions:

(a)	Arrangement Resolution. The Arrangement Resolution shall have been passed by the Transition Shareholders at the Meeting by the requisite majority in accordance with the Interim Order.

(a)	Final Order. The Final Order shall have been granted on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Transition, OPKO or OPKO Sub acting reasonably, on appeal or otherwise.

(b)	No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Canadian or U.S. Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Arrangement or the other transactions contemplated hereby illegal or otherwise prohibiting consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

(c)	Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Entity or any third party required in connection with the execution, delivery and performance of this Agreement and the other transactions contemplated by the Arrangement Agreement shall have been duly obtained and shall be in full force and effect on the Effective Date.

(d)	Listing. The OPKO Shares to be issued in the Arrangement shall have been approved for quotation or listing, as the case may be, on the NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

The foregoing conditions may be waived by the mutual written consent of Transition, OPKO and OPKO Sub.

Additional Conditions to Obligations of OPKO

The Arrangement Agreement provides that the obligations of OPKO to complete the Arrangement are subject to the satisfaction of certain conditions on or before the Effective Date, each of which is for the benefit of OPKO and OPKO Sub, and may be waived by OPKO on or before the Effective Date. These additional conditions include:

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(a)	Representations and Warranties.

(i)	Accuracy in all respects as of the date of the Arrangement Agreement and as of the Effective Date of a limited number of specified representations and warranties (with respect to certain representations and warranties, without giving effect to any materiality qualifiers therein) made by Transition in the Arrangement Agreement, except, with respect to certain representations and warranties, for inaccuracies that are de minimis in the context of a transaction of this magnitude.

(ii)	Accuracy in all respects as of the date of the Arrangement Agreement and as of the Effective Date of the balance of the representations and warranties made by Transition in the Arrangement Agreement (without giving effect to any materiality qualifiers therein), except for such breaches as have not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect on Transition.

(b)	Performance of Obligations. Transition shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Arrangement Agreement at or prior to the Effective Date and Transition shall have provided to OPKO a certificate of a senior officer of the Corporation certifying, on behalf of the Corporation, as to such performance and compliance with such agreements and covenants.

(c)	No Material Adverse Effect. No Material Adverse Effect shall have occurred in respect of Transition after the date of the Arrangement Agreement.

Additional Conditions to Obligations of the Corporation

The Arrangement Agreement provides that the obligation of the Corporation to complete the Arrangement is subject to the satisfaction of certain conditions, each of which is for the benefit of the Corporation and may be waived by it on or before the Effective Date. These conditions include:

(a)	Representations and Warranties.

(i)	Accuracy in all respects as of the date of the Arrangement Agreement and as of the Effective Date of a limited number of specified representations and warranties made by OPKO in the Arrangement Agreement, except, with respect to such representations and warranties, for inaccuracies that are de minimis in the context of a transaction of this magnitude.

(ii)	Accuracy in all respects as of the date of the Arrangement Agreement and as of the Effective Date of the balance of the representations and warranties made by OPKO in the Arrangement Agreement (without giving effect to any materiality qualifiers therein), except for such breaches as have not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect on OPKO.

(b)	Performance of Obligations. Each of OPKO and OPKO Sub shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Date and OPKO shall have provided to the Corporation a certificate of a senior officer of OPKO certifying, on behalf of OPKO and OPKO Sub, as to such performance and compliance with such covenants.

(c)	No Material Adverse Effect. No Material Adverse Effect shall have occurred in respect of OPKO after the date of the Arrangement Agreement.

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Termination of Arrangement Agreement

The Arrangement Agreement may, prior to filing the Articles of Arrangement, be terminated at any time prior to the Effective Date by:

(a)	mutual written consent of OPKO and Transition;

(b)	either Party if:

(i)	the Meeting shall have been held and the Arrangement Resolution shall have failed to receive the requisite approval in accordance with the Interim Order; provided that the right to terminate the Agreement pursuant to this clause shall not be available to the Corporation or OPKO, as applicable, if such Party has not complied in all material respects with certain of its obligations under the Arrangement Agreement;

(ii)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose (x) failure to fulfill any of its obligations or (y) breach of any of its representations and warranties under this Agreement has, in either case, been the primary cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(iii)	certain conditions precedent set forth in the Arrangement Agreement are not complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, provided that the Party seeking termination (x) has not failed to fulfill any of its obligations or (y) is not then in breach of any of its representations and warranties under the Arrangement Agreement so as to cause, in either case, such conditions not to be satisfied;

(iv)	the Corporation breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements made in the Arrangement Agreement, which breach or failure to perform would result in a failure of certain conditions precedent set forth in the Arrangement Agreement, provided that OPKO (x) has not failed to fulfill any of its obligations or (y) is not then in breach of any of its representations and warranties under the Arrangement Agreement so as to cause, in either case, such conditions not to be satisfied;

(v)	any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Arrangement Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this clause shall have used its reasonable best efforts to remove such restraint or prohibition as required by the Arrangement Agreement; and provided, further, that the right to terminate this Agreement pursuant to this clause shall not be available to any Party whose material breach of any provision of the Arrangement Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted; or

(vi)	the Interim Order has not been obtained on or before October 31, 2016 or the Final Order has not been obtained on or before November 25, 2016; provided that the right to terminate the Agreement pursuant to this clause shall not be available to the Corporation or OPKO, as applicable, if such Party has not complied in all material respects with certain of its obligations under the Arrangement Agreement.

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(c)	OPKO upon the occurrence of a Damages Event; or

(d)	Transition if it accepts, recommends, approves or enters into an agreement to implement, or with respect to, a Superior Proposal; provided that Transition (i) has complied with certain of its obligations set forth in the Arrangement Agreement; and (ii) concurrently with such termination pays to OPKO the Termination Fee as required pursuant to the Arrangement Agreement.

If the Arrangement Agreement is terminated, the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except that certain obligations of the Parties under the Arrangement Agreement and the provisions of the Confidentiality Agreement shall survive such termination; provided that the termination of the Arrangement Agreement shall not relieve any Party from any liability for any fraud or any breach by it of the Arrangement Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein prior to the date of such termination.

Termination Fee

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)	other than as a direct result of and in direct response to a material breach or non-performance by OPKO or OPKO Sub of any of its covenants, agreements, representations or warranties in the Arrangement Agreement there is a Change of Recommendation;

(b)	(i) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Transition Shareholders or to Transition or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal prior to the termination of the Arrangement Agreement; (ii) after such Acquisition Proposal shall have been proposed, offered, made known, made or announced, the Transition Shareholders do not approve the Arrangement, the Arrangement is not submitted for their approval or the Arrangement is not otherwise completed in the manner contemplated in the Arrangement Agreement; and (iii) within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made a definitive agreement relating to any Acquisition Proposal is entered into or any Acquisition Proposal is consummated or effected; provided that for purposes of this clause, the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the reference to “fifteen percent (15%)” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “fifty percent (50%); or

(c)	Transition accepts, recommends, approves or enters into an agreement to implement or with respect to a Superior Proposal;

(each of the above being an "Damages Event"), then in the event of the termination of the Arrangement Agreement, Transition shall pay to OPKO US$3,000,000 (the "Termination Fee") as liquidated damages in immediately available funds to an account designated by OPKO within two Business Days after the first to occur of the events described above, provided that in the case of a Damages Event pursuant to items (b) or (c) above, such payment shall be made by Transition to OPKO by wire transfer of immediately available funds concurrently with the earliest of the acceptance, recommending, approving or entering into by Transition of the Acquisition Agreement or the definitive agreement in respect of the Superior Proposal, as the case may be. If at any time after the execution of the Arrangement Agreement, the Meeting shall have been held and the Arrangement Resolution shall have failed to receive the requisite vote in accordance with the Interim Order, Transition shall pay to OPKO US$1,800,000 as liquidated damages in immediately available funds to an account designated by OPKO within two Business Days after the date of such termination. For the elimination of doubt, Transition will only be obligated to pay a maximum of US$3,000,000 pursuant to the termination provisions of the Arrangement Agreement.

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Expenses Reimbursement

If at any time after the execution of the Arrangement Agreement, OPKO shall terminate the Arrangement Agreement due to Transition’s breach or failure to perform in any respect any of its representations, warranties, covenants or agreements made in the Arrangement Agreement, then Transition shall pay to OPKO US$500,000 in immediately available funds to an account designated by OPKO within two Business Days after the date of such termination, provided, however, that if following the payment of such amount to OPKO, OPKO would, but for such termination become entitled to receive the Termination Fee due to certain Damages Events, then Transition shall pay to OPKO an additional amount equal to US$2,500,000 in immediately available funds to an account designated by OPKO within two Business Days after the earlier of the date of entry into the Acquisition Agreement and such consummation or effectuation.

Amendment

The Arrangement Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the requisite approval of the Transition Shareholders, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval.

Procedure for Exchange of Transition Shares

Transition Shareholders should NOT surrender their Transition Share stock certificates and book entry shares for exchange prior to the completion of the Arrangement. If the Arrangement is completed, Transition Shareholders will be sent a Letter of Transmittal by the exchange agent, American Stock Transfer & Trust Company LLC, as promptly as reasonably practicable after the completion of the Arrangement. The letter of transmittal will describe how Transition Shareholders may exchange Transition Shares for the per share consideration of OPKO Shares. The exchange agent will deliver OPKO Shares to Transition’s former shareholders only in accordance with the procedures set forth in the letter of transmittal. If Transition Shareholders hold Transition Shares in “street name” through a bank, brokerage firm or other nominee, then such Transition Shareholders will receive instructions from their bank, brokerage firm or other nominee as to how to effect the surrender of their “street name” Transition Shares in exchange for the per share consideration of OPKO Shares.

Cancellation of Rights

Each certificate formerly representing Transition Shares not deposited together with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or prior to the date that is three years less one day following the Effective Date shall cease to represent a right or claim of any kind or nature as a securityholder of OPKO or OPKO Sub. On such date, the OPKO Shares to which the former holder of such certificate was ultimately entitled will be deemed to have been surrendered for no consideration to OPKO Sub.

Fractional OPKO Shares

No fractional OPKO Shares shall be issued under the Arrangement. All such fractional OPKO Shares shall be rounded up.

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Rights of Dissent

If you are a registered Transition Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement (“Dissent Rights”).

The following description of the rights of registered Transition Shareholders to dissent from the Arrangement Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Transition Shares. A registered Transition Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order will result in the loss of such Transition Shareholder’s Dissent Rights. This section summarizes the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. If you are a registered Transition Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of the Plan of Arrangement, the Interim Order and the provisions of Section 185 of the OBCA, which are attached at Schedule A to Appendix “D”, Appendix “C” and Appendix “F”, respectively.

A Transition Shareholder may make a claim only with respect to all of the Transition Shares held by the Transition Shareholder in the Transition Shareholder’s name on behalf of any one beneficial owner. A registered Transition Shareholder may exercise the Dissent Rights only in respect of Transition Shares which are registered in that Transition Shareholder’s name. In many cases, Transition Shares beneficially owned by a non-registered Transition Shareholder are registered either: (a) in the name of an intermediary; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or similar entities) of which the intermediary is a participant. Accordingly, a non-registered Transition Shareholder will not be entitled to exercise the Dissent Rights directly unless the Transition Shares are re-registered in the non-registered Transition Shareholder’s name.

A non-registered Transition Shareholder who wishes to exercise the Dissent Rights should immediately contact the intermediary with whom the non-registered Transition Shareholder deals in respect of his, her or its Transition Shares and either: (a) instruct the intermediary to exercise the Dissent Right on the non-registered Transition Shareholder’s behalf (which, if the Transition Shares are registered in the name of CDS Clearing and Depository Services Inc. or other clearing agency, would require that the Transition Shares first be re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register the Transition Shares in the name of the beneficial Transition Shareholder, in which case, the beneficial Transition Shareholder would be able to exercise the Dissent Rights directly. In this regard, the beneficial Transition Shareholder will have to demonstrate that such Person beneficially owned the Transition Shares in respect of which the Dissent Rights are being exercised on the Record Date established for the Meeting.

Any Dissenting Shareholder will be entitled, in the event that the Arrangement is completed, to be paid by OPKO Sub the fair value of the Dissenting Shares held by such Dissenting Shareholder, determined as at the close of business on the day immediately preceding the Meeting, and will not be entitled to any other payment or consideration. There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissenting Shares of equal or greater value to the consideration that such Dissenting Shareholder would have received upon completion of the Arrangement.

A registered Transition Shareholder who wishes to dissent must ensure that a written objection to the Arrangement Resolution (a “Dissent Notice”) is received by the Corporation c/o McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Box 48, 66 Wellington Street West, Toronto, Ontario M5K 1E6, Attention: Geoff Hall, by 4:30 p.m. (Toronto time) on or prior to August 23, 2016 (or the second last business day prior to the date of the Meeting if the Meeting is not held on August 25, 2016). The filing of a Dissent Notice does not deprive a registered Transition Shareholder of the right to vote; however, a registered Transition Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Transition Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Transition Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of Transition Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that Section 185 of the OBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice.

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Under the terms of the Plan of Arrangement and the Interim Order, a Dissenting Shareholder will be deemed to have transferred their Dissenting Shares to OPKO Sub, free and clear of any Liens, as of the Effective Date, and if they (a) ultimately are entitled to be paid fair value for their Dissenting Shares, shall be deemed to have transferred such Transition Shares to OPKO Sub in consideration for a debt claim against OPKO Sub in an amount equal to the fair value of such Transition Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights, or (b) are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement as of the Effective Time on the same terms and at the same time as non-Dissenting Shareholders and shall only be issued the same Consideration which a Transition Shareholder is entitled to receive under the Arrangement.

Pursuant to the Plan of Arrangement, in no case will OPKO, the Corporation or any other Person be required to recognize any Dissenting Shareholder as an OPKO Shareholder or a Transition Shareholder after the Effective Time, and the names of such Dissenting Shareholders will be removed from the list of registered Transition Shareholders on the Effective Date. In addition to any other restrictions under Section 185 of the OBCA, holders of Transition Shares who vote or have instructed a proxyholder to vote such Transition Shares in favour of the Arrangement Resolution and holders of Transition Options are not entitled to exercise Dissent Rights.

Within 10 days after the approval of the Arrangement Resolution, Transition is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is however not required to be sent to a registered Transition Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a written notice (a “Demand for Payment”) containing: (a) the Dissenting Shareholder’s name and address; (b) the number of Dissenting Shares held by the Dissenting Shareholder; and (c) a demand for payment of the fair value of such Dissenting Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporation c/o McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Box 48, 66 Wellington Street West, Toronto, Ontario M5K 1E6, Attention: Geoff Hall or the Transfer Agent at Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, the certificates representing the Dissenting Shares. The Transfer Agent will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under Section 185 of the OBCA and will forthwith return the share certificate(s). A Dissenting Shareholder who fails to send the certificates representing the Dissenting Shares forfeits his or her right to make a claim under Section 185 of the OBCA.

Under Section 185 of the OBCA and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder shall cease to have any rights as a holder of the Dissenting Shares, other than the right to be paid the fair value of such Dissenting Shares as determined under Section 185 of the OBCA, unless: (a) the Demand for Payment is withdrawn before the Corporation makes a written Offer to Pay; (b) the Corporation fails to make an Offer to Pay within the time period set forth in Section 185 of the OBCA to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (c) the Transition Board revokes the Arrangement Resolution. In all three cases described above, the Dissenting Shareholders rights as a Transition Shareholder are reinstated as of the date of the Demand for Payment, and in the first two cases, the Dissenting Shares for which the Demand for Payment had been sent will be subject to the Arrangement.

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No later than seven days after the later of the Effective Date and the date on which, as applicable, a Demand for Payment of a Dissenting Shareholder is received, the Corporation must send to each Dissenting Shareholder who has sent a Demand for Payment a written offer (an “Offer to Pay”) for its Dissenting Shares in an amount considered by the Transition Board to be the fair value of the Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined.

Payment for the Dissenting Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissenting Shares of a Dissenting Holder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation may apply to a court to fix a fair value for the Dissenting Shares of Dissenting Shareholders; such application may be made within 50 days after the Effective Date or within such further period as a court may allow.

If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissenting Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissenting Shares of all such Dissenting Shareholders. The Final Order of the Court will be rendered against OPKO in favour of each Dissenting Holder joined as a party and for the amount of the Dissenting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Registered Transition Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Transition Shares as determined under the applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration to be received by Transition Shareholders pursuant to the Arrangement. In addition, any judicial determination of fair value may result in a delay of receipt by a Dissenting Shareholder of Consideration for such Dissenting Shareholder’s Dissenting Shares.

The above is only a summary of the provisions of the OBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Transition Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights. For a general summary of certain Canadian income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Canadian Holders”. Registered Transition Shareholders and non-Canadian Transition Shareholders (including Transition Shareholders resident in the U.S.) considering exercising Dissent Rights should also seek the advice of their own tax and investment advisors.

Interests of Directors and Executive Officers in the Arrangement

Except as described below, management of the Corporation is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise of any director or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in the Arrangement.

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Transition Shares

As at July 21, 2016, the directors and executive officers of Transition and their associates beneficially own, control or direct, directly or indirectly, an aggregate of 1,112,153 Transition Shares (excluding Transition Shares underlying Transition Options).

All of the Transition Shares held by such directors and executive officers of Transition and their associates will be treated in the same fashion under the Arrangement as Transition Shares held by any other Transition Shareholder. If the Arrangement is completed, the directors and executive officers of Transition and their associates will receive in exchange for such Transition Shares an aggregate of approximately 184,284 OPKO Shares, based upon the number of Transition Shares outstanding as at July 21, 2016.

As at July 21, 2016, the directors and executive officers of OPKO do not beneficially own, control or direct, directly or indirectly, any Transition Shares.

The Transition Shares held by each individual director and executive officer are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".

Transition Options

As at July 21, 2016, the directors and executive officers of Transition hold an aggregate of 1,986,000 Transition Options. Upon the completion of the Arrangement, pursuant to the Transition Option Plan all In-the-Money Options issued and outstanding will vest. Under the Arrangement, each holder of In-the-Money Options will receive the In-the-Money Option Consideration in respect of each In-the-Money Option held at the Effective Time. The aggregate number of Transition Shares representing In-the-Money Option Consideration cannot be determined until the close of trading on the date that is two Business Days prior to the Effective Date. Each Transition Option that is not an In-the-Money Option will immediately expire at the Effective Time and be terminated without payment of any consideration therefor.

The Transition Options held by each individual director and executive officer are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".

OPKO Shares

As at July 21, 2016, the directors and executive officers of Transition do not beneficially own, control or direct, directly or indirectly, any OPKO Shares.

Change of Control Policy

If the Arrangement is completed, pursuant to the Corporation’s Change of Control Policy for certain officers and employees of the Corporation, dated as of April 17, 2015 and amended on June 29, 2016 (as amended, the “Change of Control Policy”), certain payments will be required to be made to certain officers and employees if, within the 18-month period following a “change of control” of the Corporation, such officers or employees resign for “Good Reason” or are terminated by the Corporation or by the Corporation’s successor other than for “Cause”. The completion of the Arrangement will constitute a “change of control” under the Change of Control Policy.

Continuing Insurance Coverage for Directors and Officers of Transition

Pursuant to the Arrangement Agreement, subject to certain exceptions and limitations, OPKO has agreed that for a period of six (6) years from the Effective Time, OPKO shall maintain in effect the Corporation’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each indemnified person on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the Arrangement Agreement. OPKO has further agree to cause such policies to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Corporation.

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Summary of Interests of Directors and Executive Officers in the Arrangement

The securities of Transition beneficially owned, controlled or directed, directly or indirectly, by each director and executive officer of Transition are summarized in the following table. The Transition Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Transition Shareholders.

Name and Position	Number of Transition Shares Held	Number of Transition Options Held

Dr. Tony F. Cruz Chief Executive Officer, Director and Chairman of the Board of Directors	840,147 (2.17)%	695,000

Carl Damiani President and Chief Operating Officer	72,864 (0.19)%	325,000

Nicole Rusaw Chief Financial Officer	2,880 (0.01)%	191,000

Dr. Aleksandra Pastrak VP of Clinical Development and Medical Officer	27 (0.0)%	310,000

Dr. Bruce Connop VP of Non-Clinical and Pharmaceutical Development	350 (0.00)%	65,000

Michael Ashton Lead Director	28,889 (0.07)%	75,000

Paul Baehr Director	28,144 (0.07)%	75,000

Christopher Henley Director	65,253 (0.17)%	75,000

Dr. Gary W. Pace Director	73,599 (0.19)%	75,000

Securities Law Matters

Canada

Resale of Securities

All OPKO Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. Any resale of OPKO Shares must be made in accordance with, pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Pursuant to National Instrument 45-102 – Resale of Securities, the resale of OPKO Shares issued under the Arrangement will be exempt from the prospectus requirements of applicable Canadian securities laws if, (a) OPKO is not a reporting issuer in any jurisdiction of Canada at the Effective Date or at the date of the resale; (b) at the Effective Date, after giving effect to the issuance of OPKO Shares pursuant to the Arrangement, residents of Canada: (i) do not own directly or indirectly more than 10% of the outstanding OPKO Shares; and (ii) do not represent in number more than 10% of the total number of owners directly or indirectly of OPKO Shares; and (c) the resale is made: (i) through an exchange, or a market, outside of Canada, including the NASDAQ; or (ii) to a person or company outside of Canada.

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MI 61-101

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" (as defined in MI 61-101) that terminate the interests of securityholders without their consent. MI 61-101 provides that, in certain circumstances, where a related party of an issuer is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with an amalgamation transaction (such as the Arrangement), such transaction may be considered a "business combination" for the purposes of MI 61-101 and subject to minority approval requirements.

Upon the completion of the Arrangement, pursuant to the Transition Option Plan, all In-the-Money Options issued and outstanding will vest. Under the Arrangement, holders of In-the-Money Options, if any, will receive the In-the-Money Option Consideration in respect of each In-the-Money Option held at the Effective Time and all Transition Options other than In-the-Money Options will be cancelled for no consideration. Certain of the directors and senior officers of the Corporation may be entitled to receive In-the-Money Option Consideration under the Arrangement. Under the terms of the Plan of Arrangement, the aggregate number of Transition Shares, if any, issuable to directors and senior officers of the Corporation as In-the-Money Option Consideration cannot be determined until the close of trading on the date that is two Business Days prior to the Effective Date.

In addition, if the Arrangement is completed, pursuant to the Corporation’s Change of Control Policy, certain payments will be required to be made to certain officers and employees if, within the 18-month period following a “change of control” of the Corporation, such officers or employees resign for “Good Reason” or are terminated by the Corporation or by the Corporation’s successor other than for “Cause”. The completion of the Arrangement will constitute a “change of control” under the Change of Control Policy.

MI 61-101 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including where the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding securities of each class of equity securities at the time the Arrangement was agreed to and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; and (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction. Each of the directors and senior officers of the Corporation and their respective affiliates, other than Dr. Tony Cruz, the Chairman of the Transition Board and the Chief Executive Officer of the Corporation, and his affiliates, beneficially own, or exercise control or direction over, less than 1% of the outstanding Transition Shares.

As Dr. Tony Cruz and his affiliates own in excess of 1% of the outstanding Transition Shares, the minority approval requirements of MI 61-101 will apply in connection with the Arrangement. In addition to obtaining approval by not less than 66 2/3% of the votes cast by the Transition Shareholders who vote either in person or by proxy at the Meeting, the Arrangement Resolution must be approved by a majority of votes cast by the Transition Shareholders who vote either in person or by proxy at the Meeting, excluding votes cast by Dr. Tony Cruz, the Chief Executive Officer of the Corporation and his affiliates. Dr. Cruz and his affiliates own an aggregate of 840,147 Transition Shares, being 2.17% of the outstanding Transition Shares.

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MI 61-101 requires in certain circumstances that an issuer carrying out a business combination obtain a formal valuation prepared by an independent valuator. No formal valuation is required in respect of the Arrangement under MI 61-101, as no “interested party” (as defined in MI 61-101), whether alone or with joint actors, would, as a consequence of the Arrangement, directly or indirectly, acquire Transition and no interested party is a party to any connected transaction of the Arrangement for which Transition is required to obtain a formal valuation.

United States

The OPKO Shares to be issued under the Arrangement to Transition Shareholders in exchange for their Transition Shares have not been and will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts the issuance of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement. The Court granted the Interim Order on July 26, 2016 and, subject to the approval of the Arrangement by Transition Shareholders, a hearing on the Arrangement is scheduled to be held by the Court on August 29, 2016. The Final Order will, if granted, be relied upon as the basis for the exemption from the registration requirements of the 1933 Act with respect to the OPKO Shares issuable under the Arrangement.

The OPKO Shares to be received by Transition Shareholders pursuant to the Arrangement will be freely tradable under the 1933 Act, except by Persons who are "affiliates" of OPKO after the Arrangement or were affiliates of OPKO within 90 days prior to completion of the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such OPKO Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such OPKO Shares outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S. Such OPKO Shares may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

The foregoing discussion is only a general overview of certain requirements of the 1933 Act applicable to the resale of the OPKO Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation. The foregoing discussion does not address the Canadian securities laws that will apply to the issue or the resale of the OPKO Shares within Canada. Shareholders reselling their OPKO Shares in Canada must comply with Canadian securities laws, as outlined above under "Securities Law Matters – Canada".

Expenses

The estimated fees, costs and expenses of the Corporation in connection with the Arrangement contemplated herein including, without limitation, the cost of the KPMG Fairness Opinion, filing fees, legal and accounting fees and printing and mailing costs are not anticipated to exceed $600,000.

Board Approval

The delivery of this Information Circular to Transition Shareholders has been approved by the Transition Board.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences relating to the disposition of Transition Shares pursuant to the Arrangement, and the receipt, holding and disposition of OPKO Shares received pursuant to the Arrangement under the Tax Act that generally apply to beneficial owners of Transition Shares or OPKO Shares, as applicable, who, for purposes of the Tax Act, and at all relevant times, hold their Transition Shares, and will hold any OPKO Shares received pursuant to the Arrangement, as capital property and deal at arm’s length with, and are not affiliated with, OPKO or any of its affiliates (including OPKO Sub pursuant to the Arrangement Agreement). Persons meeting such requirements are referred to as a “Holder” or as “Holders” herein, and this summary is only for Holders.

This summary does not apply to a Holder: (i) with respect to which OPKO is or will be a “foreign affiliate” within the meaning of the Tax Act, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that is a “specified financial institution” as defined in the Tax Act, (v) that has made or will make a “functional currency” election under Section 261 of the Tax Act, (vi) who received Transition Shares upon exercise of a stock option or otherwise in connection with employment, or (vii) who has entered into or will enter into, with respect to their Transition Shares or OPKO Shares, a “derivative forward agreement” as that term is defined in the Tax Act. Any such Holder should consult its own tax advisor with respect to the disposition of Transition Shares pursuant to the Arrangement and the receipt, holding and disposition of OPKO Shares received pursuant to the Arrangement.

Transition Shares and OPKO Shares will generally be considered to be capital property of a Holder for purposes of the Tax Act unless such Transition Shares or OPKO Shares are held in the course of carrying on a business, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Canadian Holders (as defined below) whose Transition Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make, or may already have made, an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Transition Shares, and every “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. The OPKO Shares are not “Canadian securities” for this purpose. Any Canadian Holder contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

This summary is based on the facts set out in this document, the current provisions of the Tax Act in force on the date hereof and Transition’s understanding of the published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to the disposition of Transition Shares pursuant to the Arrangement and the receipt, holding and disposition of OPKO Shares received pursuant to the Arrangement. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Holders should consult their own tax advisors having regard to their own circumstances.

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In general, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Transition Shares, OPKO Shares (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arise, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following section of the summary applies to a Holder that, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, a resident of Canada at all relevant times (a “Canadian Holder”).

Disposition of Transition Shares

A Canadian Holder that disposes of Transition Shares pursuant to the Arrangement will realize a capital gain (or capital loss) to the extent that the proceeds received for the Canadian Holder’s Transition Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Transition Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” below.

For this purpose, a Canadian Holder’s proceeds of disposition should be equal to the amount of cash and/or the fair market value of the OPKO Shares at the time of the disposition received by the Canadian Holder.

Dividends on OPKO Shares

A Canadian Holder will be required to include in computing such holder’s income for a taxation year the amount of dividends, if any, received or deemed to be received on OPKO Shares in the year. Dividends received on OPKO Shares by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

A Canadian Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends received or deemed to be received on OPKO Shares.

Any foreign withholding tax on such dividends may entitle a Canadian Holder to claim a foreign tax credit or deduction in respect of such foreign withholding tax to the extent and under the circumstances provided in the Tax Act.

Disposition of OPKO Shares

A disposition or deemed disposition of OPKO Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the aggregate proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the aggregate adjusted cost base to the Canadian Holder of such OPKO Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” below.

The cost to a Canadian Holder of the OPKO Shares received pursuant to the Arrangement generally will be equal to the fair market value of such shares at the time such shares were acquired in exchange for Transition Shares. For the purposes of determining the adjusted cost base at any time to a Canadian Holder of OPKO Shares acquired under the Arrangement, the adjusted cost base of such OPKO Shares will generally be determined by averaging the cost of such OPKO Shares with the adjusted cost base of all other OPKO Shares held by the Canadian Holder as capital property at that time.

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Taxation of Capital Gains and Capital Losses

Generally one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder will be included in the Canadian Holder’s income for the year of disposition. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted by the holder against taxable capital gains in that year (subject to and in accordance with the rules in the Tax Act). Any excess of allowable capital losses over taxable capital gains of the Canadian Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

Capital gains realized by a Canadian Holder who is an individual, including certain trusts, may give rise to alternative minimum tax under the Tax Act.

A Canadian Holder that is throughout the relevant year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of Transition Shares may be reduced by the amount of dividends received or deemed to have been received by it on the shares to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where Transition Shares are owned by a partnership or trust of which a corporation, partnership or trust is a beneficiary or a member. Canadian Holders to which these rules may be relevant should consult their own tax advisors.

Offshore Investment Fund Property

The Tax Act contains rules which, in certain circumstances, may require a Canadian Holder to include an amount in income in each taxation year in respect of the acquisition and holding of OPKO Shares if (1) the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the Tax Act and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Canadian Holder acquiring or holding the OPKO Shares was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Canadian Holder.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Canadian Holder acquiring or holding OPKO Shares.

Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Foreign Property Information Reporting

A Canadian Holder which is a “specified Canadian entity” for a taxation year or a fiscal period the total cost amount to which Canadian Holder of “specified foreign property” (as such terms are defined in the Tax Act), including OPKO Shares at any time in the year or fiscal period exceeds CAD$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Canadian Holder fails to file the required information return in respect of its specified foreign property. Canadian Holders are urged to consult their own tax advisors regarding any such filing obligation in their particular circumstances.

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Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Dissenting Canadian Holders

For Canadian federal income tax purposes, Canadian Holders that receive payment for their Transition Shares pursuant to the exercise of Dissent Rights will be considered to have disposed of the Transition Shares for proceeds of disposition equal to the amount received by the dissenting Canadian Holder (less any interest awarded by a court). As a result, such dissenting Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition received exceed (or are less than) the aggregate of (i) the adjusted cost base to the dissenting Canadian Holder of the shares of Transition Shares immediately before such disposition; and (ii) any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” above.

Interest awarded to a dissenting Canadian Holder by the Court will be included in the dissenting Canadian Holder’s income for the purposes of the Tax Act.

In addition, a dissenting Canadian Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including interest income.

A Canadian Holder that exercises Dissent Rights but that is not ultimately determined to be entitled to be paid fair value for the Transition Shares held by such Canadian Holder will be deemed to have participated in the Arrangement. In such an event, the income tax consequences as discussed above under the heading “Disposition of Transition Shares” will generally apply.

Eligibility for Investment by Registered Plans

Based on the current provisions of the Tax Act in force on the date hereof, OPKO Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), each as defined in the Tax Act (collectively, “Registered Plans”) provided that the OPKO Shares are listed on a designated stock exchange for purposes of the Tax Act at the particular time.

Notwithstanding that the OPKO Shares will be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of an RRSP or a RRIF, as the case may be (each a “Plan Holder”), will be subject to a penalty tax if such OPKO Shares are a “prohibited investment” for the TFSA, RRSP or RRIF. OPKO Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with OPKO for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in OPKO. Plan Holders are advised to consult their own tax advisors with respect to whether OPKO Shares are “prohibited investments” in their particular circumstances and the tax consequences of OPKO Shares being acquired or held by trusts governed by a Registered Plan in respect of which they are a holder or an annuitant.

Holders Not Resident in Canada

The following section of the summary applies to a Holder that, (i) for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada, (ii) does not, and is not deemed to, use or hold Transition Shares, or OPKO Shares received pursuant to the Arrangement, in or in the course of carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Canadian Holder”).

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Disposition of Transition Shares

A Non-Canadian Holder that disposes Transition Shares pursuant to the Arrangement or that receives payment for their Transition Shares pursuant to the exercise of Dissent Rights will not be subject to tax under the Tax Act on the disposition of the Transition Shares, provided that the Transition Shares are not “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act at the time of disposition.

Provided that the Transition Shares are listed on a designated stock exchange (which currently includes the NASDAQ) at a particular time, such shares will not constitute taxable Canadian property to a Non-Canadian Holder at such time unless, at any time during the sixty-month period that ends at that time: (a) (i) the Non-Canadian Holder, (ii) persons with whom the Non-Canadian Holder does not deal at arm’s length, (iii) partnerships in which the Non-Canadian Holder or any person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) the Non-Canadian Holder together with all persons described in (ii) and (iii), owned 25% or more of any class or series of shares of the capital stock of OPKO; and (b) more than 50% of the fair market value of the Transition Shares was derived, directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); or (iv) options or interests in respect of property described in (i), (ii) and (iii), whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Transition Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

A dissenting Non-Canadian Holder will not be subject to Canadian withholding tax on any amount of interest that is awarded by the Court.

Disposition of OPKO Shares

A disposition or deemed disposition of OPKO Shares by a Non-Canadian Holder will not be subject to tax under the Tax Act unless (i) the OPKO Shares are, or are deemed to be, “taxable Canadian property” (within the meaning of the Tax Act) of the Non-Canadian Holder at the time of the disposition or deemed disposition, and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Canadian Holder’s country of residence. In the event that the OPKO Shares are, or are deemed to be, “taxable Canadian property” of a Non-Canadian Holder and the capital gain realized upon a disposition of such shares is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply to the extent and under the circumstances in the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the Arrangement to, and the holding and disposition of OPKO Shares by, “U.S. Holders” of Transition Shares. As used herein, the term “U.S. Holder” means a beneficial owner of Transition Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

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•	a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of Transition Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the status and activities of the partnership. A holder of Transition Shares that is a partnership and partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the holding and disposition of OPKO Shares.

This summary is based on the Code, applicable current and proposed Treasury Regulations issued thereunder, judicial authority and administrative rulings and pronouncements, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences to the U.S. Holders of Transition Shares as described herein. The discussion applies only to U.S. Holders of shares of Transition Shares that hold such Transition Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the tax consequences that may be relevant to U.S. Holders of Transition Shares that are subject to special tax rules, such as U.S. Holders who have a functional currency other than the U.S. dollar, who are subject to the alternative minimum tax provisions of the Code, who are subject to the Medicare tax on net investment income, who hold Transition Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, who acquired Transition Shares pursuant to the exercise of employee options or otherwise as compensation, who are dealers or traders in securities, commodities, or currencies, which are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, who are former citizens or residents of the United States or which are “S” corporations. The following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or foreign tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the Arrangement (whether or not such transactions are in connection with the Arrangement), including, without limitation, the exercise of options or rights to purchase Transition Shares in anticipation of the Arrangement, and it also does not address the tax consequences of the Arrangement to U.S. Holders who are exercising appraisal or dissenters’ rights or a U.S. Holder who at any time during the five-year period prior to the Arrangement has owned, directly, indirectly or constructively (under the attribution rules of Section 958 of the Code), 10% or more of the combined voting power of the Transition Shares. Finally, the following discussion assumes that the entire Arrangement consideration is being received in consideration for the Transition Shares and not as compensation for services.

Neither Transition nor OPKO has requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the Arrangement or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the Arrangement or related transactions. Accordingly, U.S. Holders of Transition Shares should seek advice based on their particular circumstances from an independent tax advisor.

Tax Consequences of Arrangement

In General. Transition and OPKO intend that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a) of Code, but such treatment is not assured because there are many requirements that must be satisfied in order for the Arrangement to qualify as a reorganization, some of which are based upon factual determinations. In addition, because OPKO Sub is a foreign corporation, additional requirements under Section 367 and the Treasury Regulation applicable thereto must be satisfied in order for the Arrangement to qualify as a reorganization. Accordingly, Transition Shareholders should consult with their own tax advisors as to the tax consequences to them of the Arrangement.

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Tax Consequences if the Arrangement Qualifies as a Reorganization. In the event that the Arrangement does qualify as a reorganization within the meaning of Section 368(a) of the Code, Transition Shareholders should not generally recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Transition Shares solely for OPKO Shares in the Arrangement. The aggregate tax basis in the OPKO Shares received in the Arrangement by a Transition Shareholder will be equal to the aggregate tax basis of the Transition Shares he or she exchanged in the Arrangement. The holding period of the OPKO Shares received in the Arrangement by a Transition Shareholder will include the holding period of the Transition Shares that it surrendered in exchange therefor. If a Transition Shareholder acquired different blocks of Transition Shares at different times and at different prices, the Transition Shareholder’s tax basis and holding period in the OPKO Shares received will be determined by reference to each block of Transition Shares surrendered. Notwithstanding the foregoing, if any U.S. Holder constructively owns 5% or more of the stock (by vote or value) of OPKO Sub by virtue of the U.S. Holder’s ownership of OPKO Shares, such U.S. Holder would be required to enter into a five-year “gain recognition agreement” with respect to the Transition Shares, as prescribed in the Treasury Regulations, in order to avoid recognition of taxable gain upon the Arrangement. Any U.S. Holders who are affected by this rule should consult their tax advisors with regard to such gain recognition agreements.

Special tax rules apply to a U.S. Holder if Transition has been a “passive foreign investment company” (a “PFIC”) at any time while the U.S. Holder has held his or her Transition Shares. A non-U.S. corporation is treated as a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Transition does not believe that it has been a PFIC for U.S. federal income tax purposes for its taxable year ended June 30, 2016 or prior taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and Transition cannot assure the U.S. Holders that it is not and has not been a PFIC. If Transition is or has been a PFIC for any taxable year during which a U.S. Holder has held Transition Shares, such U.S. Holder will generally be subject to certain tax reporting requirements in respect of its Transition Shares. In addition, such U.S. Holder may be taxed at ordinary income rates on any gain (but not loss) realized on the Arrangement (and could be subject to an applicable interest charge), and its holding period for the OPKO Shares would begin the day after the Arrangement. However, under Proposed Treasury Regulations, the PFIC rules requiring the taxation of gain realized on the Arrangement would not apply if the Arrangement qualifies as a reorganization. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of Transition Shares if Transition is determined to be a PFIC.

Tax Consequences if the Arrangement Does Not Qualify as a Reorganization. If the Arrangement fails to qualify as a reorganization, U.S. Holders of Transition Shares would be treated as if they sold their Transition Shares in a fully taxable transaction. In such event, each U.S. Holder would recognize gain or loss with respect to the disposition of his or her Transition Shares equal to the difference between (i) the fair market value of the OPKO Shares received in the Arrangement by the U.S. Holder and (ii) the U.S. Holder’s basis in the Transition Shares. Such gain or loss generally would constitute capital gain or capital loss (ordinary income, and subject to any applicable interest charge, if Transition is or has been a PFIC). The U.S. Holder’s aggregate tax basis in the OPKO Shares so received would equal the fair market value of the OPKO Shares, and the U.S. Holder’s holding period for such OPKO Shares would begin the day after the Arrangement.

Information Reporting and Backup Withholding. U.S. Holders that hold five percent or more (by vote or value) of the outstanding Transition Shares or Transition Shares with a tax basis of $1 million or more will be required to attach a statement to their U.S. federal income tax returns that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include, among other things, the fair market value of Transition Shares surrendered by the U.S. Holder in the Arrangement and the U.S. Holder’s tax basis in such Transition Shares, in both cases determined immediately prior to the Arrangement. U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding (currently at a rate of 28 percent). Any amount withheld with respect to a U.S. Holder under such rules is not an additional tax and may be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

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Holding and Disposition of OPKO Shares

Distributions on OPKO Shares. The amount of any distribution received by a U.S. Holder from OPKO with respect to the OPKO Shares will be included in the gross income of such U.S. Holder as a dividend to the extent attributable to OPKO’s current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds OPKO’s current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its OPKO Shares, causing a reduction in the adjusted basis of such stock. To the extent that such distribution exceeds a U.S. Holder’s adjusted tax basis in the OPKO Shares, the distribution will be treated as gain from the sale or exchange of such stock. A non-corporate U.S. Holder will generally be subject to tax on dividend income at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. Dividends on the OPKO Shares paid to corporate U.S. Holders will generally be eligible for the dividends received deduction allowed with respect to dividends from domestic corporations under the Code.

Sale or Exchange of OPKO Shares. A U.S. Holder of OPKO Shares generally will recognize capital gain or loss upon the sale or exchange of the OPKO Shares measured by the difference between the amount realized and the U.S. Holder's tax basis in the OPKO Shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the OPKO Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

Backup Withholding Tax and Information Reporting. U.S. Holders who are subject to information reporting and who do not provide appropriate information (generally on IRS Form W-9) when requested may also be subject to backup withholding (currently at a rate of 28 percent). Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

FATCA Requirements. The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on dividend payments made by a United States person to a foreign financial institution or non-financial foreign entity and on the gross proceeds received by a foreign financial institution or non-financial foreign entity as a result of a sale or other disposition of shares of stock issued by a United States person, unless (i) in the case of a foreign financial institution, such institution enters into (or is deemed to have entered into) an agreement with the U.S. Treasury Department to withhold on certain payments, and to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. FATCA generally applies currently to withholdable payments and will apply to (1) gross proceeds realized after 31 December 2018 upon the sale or other disposition of any property that can produce U.S. source interest or dividends and (2) certain passthru payments made after the later of 31 December 2018 and the date on which final Treasury regulations defining such passthru payments are issued.

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THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT AND HOLDING AND DISPOSITION OF OPKO SHARES TO U.S. HOLDERS, DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX EFFECTS RELEVANT WITH RESPECT THERETO AND DOES NOT CONSTITUTE TAX ADVICE. TAX MATTERS CAN BE COMPLICATED AND THE TAX CONSEQUENCES OF THE ARRANGEMENT AND HOLDING AND DISPOSITION OF OPKO SHARES TO U.S. HOLDERS WILL DEPEND ON THE FACTS OF THEIR OWN SITUATIONS. THE TRANSITION SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE ARRANGEMENT AND HOLDING AND DISPOSITION OF OPKO SHARES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations to Transition Shareholders. Transition Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Transition Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

RISK FACTORS

In addition to the other information included and incorporated by reference into this Information Circular, you should carefully consider the risk factors described below and in the documents incorporated by reference into this Information Circular before deciding how to vote your Transition Shares at the Meeting. These factors should be considered in conjunction with the other information in respect of Transition and OPKO contained or incorporated by reference in this Information Circular. In addition to the risks set forth below and in the documents incorporated by reference into this Information Circular, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Transition or OPKO assess the impact of all factors on the Arrangement or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. If any of the risks described below or in the documents incorporated by reference into this Information Circular actually materializes, the businesses, financial condition, results of operations, prospects or prices of the Transition Shares or OPKO Shares could be materially and adversely affected.

Risks Related to the Arrangement

Because the Consideration is fixed and will not be adjusted in the event of changes in the price of either the Transition Shares or the OPKO Shares, the market value of the OPKO Shares to be received by Transition Shareholders under the Arrangement is subject to change prior to the completion of the Arrangement.

The Consideration is fixed such that, upon completion of the Arrangement, each Transition Share held by a Transition Shareholder (other than a Dissenting Shareholder or OPKO or an affiliate thereof) will be converted into the right to receive that number of OPKO Shares obtained by dividing (i) 6,430,868 OPKO Shares, by (ii) the number of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as In-the-Money Option Consideration, but excluding any Transition Shares held by OPKO or an affiliate thereof). No adjustments to this Consideration will be made pursuant to the Arrangement Agreement based on changes in the price of either the Transition Shares or OPKO Shares prior to the completion of the Arrangement. Changes in share prices may result from a variety of factors, including, among others, general market and economic conditions, changes in OPKO’s or Transition’s respective businesses, operations and prospects and market assessment of the likelihood that the Arrangement will be completed as anticipated or at all. Many of these factors are beyond OPKO’s or Transition’s control.

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As a result of any such changes in share prices, the market value of the OPKO Shares that a Transition Shareholder will receive at the time that the Arrangement is completed could vary significantly from the value of such shares on the date of this Information Circular, the date of the Meeting or the date on which such Transition Shareholder actually receives its OPKO Shares. Accordingly, at the time of the Meeting, the Transition Shareholders will not know or be able to calculate the exact market value of the consideration the Transition Shareholders will receive upon completion of the Arrangement.

While the Arrangement Agreement is in effect, Transition and OPKO are subject to restrictions on their business activities.

While the Arrangement Agreement is in effect, each of Transition and OPKO is subject to restrictions on its business activities and must generally operate its business in the ordinary course consistent with past practice (subject to certain exceptions). These restrictions could prevent each of OPKO and Transition from pursuing attractive business opportunities (if any) that arise prior to the completion of the Arrangement and are generally outside the ordinary course of its business, and otherwise have a material adverse effect on its future results of operations or financial condition.

The closing of the Arrangement is subject to conditions and if these conditions are not satisfied or waived, the Arrangement will not be completed.

Completion of the Arrangement is conditioned upon Transition and OPKO satisfying certain closing conditions as set forth in the Arrangement Agreement, including: (i) the approval of the Arrangement Resolution by the Transition Shareholders; (ii) obtaining the Final Order; (iii) the absence of any temporary restraining order, preliminary or permanent injunction or other order by a court or other governmental entity having the effect of making illegal or otherwise prohibiting the consummation of the Arrangement; and (iv) the approval for listing on the NASDAQ of the OPKO Shares issuable in connection with the Arrangement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived.

The closing of the Arrangement is also dependent on the accuracy of representations and warranties made by the parties to the Arrangement Agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the Arrangement Agreement.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Arrangement, see “The Arrangement – Arrangement Steps”.

There can be no assurance as to whether or when the conditions to the closing of the Arrangement will be satisfied or waived or as to whether or when the Arrangement will be consummated.

Failure to complete the Arrangement could negatively impact Transition’s business, financial condition, results of operations or share price.

If the Arrangement is not consummated for any reason, the ongoing business of Transition may be adversely affected and will be subject to a number of risks including:

•	The risk that the pursuit of the Arrangement could lead to Transition’s failure to pursue other beneficial opportunities as a result of the focus of Transition’s management on the Arrangement;

•	Under the Arrangement Agreement, Transition is subject to certain restrictions on the conduct of its business prior to completing the Arrangement, which restrictions could adversely affect its ability to realize certain of its business strategies;

•	The market price of the Transition Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed;

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•	Transition may experience negative reactions to the termination of the Arrangement from investors, analysts, employees or Transition Shareholders;

•	Transition would not realize any of the anticipated benefits of having completed the Arrangement;

•	Transition may be required to pay a termination fee of US$3,000,000, US$1,800,000 or US$500,000 to OPKO if the Arrangement Agreement is terminated under certain circumstances; and

•	The expenses Transition incurred related to the Arrangement, such as legal and accounting fees, must be paid even if the Arrangement is not completed.

In addition, any delay in the consummation of the Arrangement, or any uncertainty about the consummation of the Arrangement, may adversely affect either or both of Transition’s or OPKO’s respective future businesses, growth, revenue and results of operations.

The Arrangement Agreement contains provisions that could discourage or make it difficult for a third party to acquire Transition prior to the completion of the Arrangement.

The Arrangement Agreement contains provisions that make it difficult for Transition to solicit or otherwise entertain a third-party proposal for an acquisition of Transition. These provisions include the general prohibition on Transition’s soliciting or engaging in discussions or negotiations regarding any alternative Acquisition Proposal. Further, subject to limited exceptions, consistent with applicable law, the Arrangement Agreement provides that the Transition Board will not, among other things, withdraw, publicly propose to withdraw or modify in a manner adverse to OPKO its recommendation that Transition Shareholders vote in favour of the Arrangement, and in specified circumstances OPKO has a right to negotiate with Transition in order to match any competing Acquisition Proposals that may be made. Although the Transition Board is permitted to take certain actions in response to a Superior Proposal if it determines that the failure to do so would be inconsistent with its fiduciary duties, doing so in specified situations could require Transition to pay to OPKO a termination fee of up to US$3,000,000. These obligations could discourage an otherwise-interested third party from considering or proposing an acquisition of Transition, even one that may be deemed of greater value to the Transition Shareholders than the Arrangement. Furthermore, even if a third party elects to propose an acquisition, the Termination Fee may result in that third party’s offering of a lower value to the Transition Shareholders than such third party might otherwise have offered.

The market price for OPKO Shares may be affected by factors different from those that historically have affected Transition Shares.

Upon completion of the Arrangement, Transition Shareholders will become OPKO Shareholders. OPKO’s business differs from that of Transition, and accordingly the results of operations of OPKO will be affected by certain factors that are different from those currently affecting the results of operations of Transition. For a discussion of the businesses of OPKO and Transition and of some important factors to consider in connection with those businesses, see “Appendix G – Information Concerning Transition” and see “Appendix H – Information Concerning OPKO”.

The OPKO Shares to be received by Transition Shareholders as a result of the Arrangement will have rights different from the Transition Shares.

Upon consummation of the Arrangement, the rights of Transition Shareholders, who will become OPKO Shareholders, will be governed by Delaware law and the charter and bylaws of OPKO. The rights associated with Transition Shares are different from the rights associated with the OPKO Shares. See “Comparison of Stockholders’ Rights” in Appendix H – “Information Concerning OPKO” for a discussion of these rights.

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Directors and executive officers of Transition may have interests in the Arrangement that are different from, or in addition to, those of Transition Shareholders generally.

The directors and executive officers of Transition may have interests in the Arrangement that are different from, or in addition to, those of Transition Shareholders generally. These interests include, among others, the continued employment of certain executive officers of Transition, possible change of control, severance and other separation benefits that may be payable upon termination of employment following the consummation of the Arrangement and other rights held by Transition’s directors and executive officers. Transition Shareholders should be aware of these interests when they consider the recommendation of the Transition Board that they vote in favour of the Arrangement Resolution. See “Interests of Directors and Executive Officers in the Arrangement”.

The unaudited pro forma condensed combined financial statements included in this Information Circular are presented for illustrative purposes only and the actual financial condition and results of operations of OPKO following the Arrangement may differ materially.

The unaudited pro forma condensed combined financial statements contained in this Information Circular are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of OPKO’s financial condition or results of operations following the Arrangement for several reasons. The actual financial condition and results of operations of OPKO following the Arrangement may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect OPKO’s financial condition or results of operations following the Arrangement. Any potential decline in OPKO’s financial condition or results of operations may cause significant variations in the trading price of OPKO Shares.

Transition Shareholders will have less influence, as a group, as OPKO Shareholders than as Transition Shareholders.

Immediately after completion of the Arrangement, former Transition Shareholders, who collectively own 100% of Transition, will own approximately 1.15% of the OPKO Shares outstanding, based on the number of OPKO Shares outstanding as of July 21, 2016, the latest practicable date prior to the date of this Information Circular. Consequently, Transition Shareholders, as a group, will exercise less influence over the management and policies of OPKO than they currently may have over the management and policies of Transition.

If the Arrangement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Transition Shareholders may be required to pay substantial U.S. federal income taxes.

OPKO and Transition intend that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither OPKO nor Transition has requested, or intends to request, a ruling from the IRS with respect to the tax consequences of the Arrangement, and there can be no assurance that OPKO’s and Transition’s position would be sustained by a court of competent jurisdiction if challenged by the IRS. If the Arrangement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Transition Shareholders who will realize a gain will generally be subject to income tax on such gain on their receipt of OPKO Shares in connection with the Arrangement.

For a more complete discussion of the U.S. federal income tax consequences of the Arrangement, see “Certain U.S. Federal Income Tax Considerations”.

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Risks Related to OPKO if the Arrangement is Completed

The failure to integrate successfully the businesses of OPKO and Transition in the expected timeframe may adversely affect the combined company’s future results and the market price of the OPKO Shares following the completion of the Arrangement.

The success of the Arrangement will depend, in large part, on the ability of the combined company to realize the anticipated benefits of the Arrangement. To realize such benefits, OPKO must successfully integrate Transition’s business. The failure to successfully integrate and manage the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Arrangement.

The market price of the OPKO Shares may decline as a result of the Arrangement.

The market price of the OPKO Shares may decline as a result of the Arrangement for a number of reasons, including if:

•	OPKO does not achieve the perceived benefits of the Arrangement as rapidly or to the extent anticipated;

•	the effect of the Arrangement on OPKO’s business and prospects is not consistent with the expectations of financial or biotechnology industry analysts; or

•	investors react negatively to the effect of the Arrangement on OPKO’s business and prospects.

The price of the OPKO Shares after the Arrangement is completed may be affected by factors different from those currently affecting the shares of OPKO or Transition, individually, prior to the completion of the Arrangement.

Upon completion of the Arrangement, Transition Shareholders will become OPKO Shareholders. The business of OPKO differs from the business of Transition in important respects and, accordingly, the results of operations of the OPKO and the price of the OPKO Shares following the completion of the Arrangement may be affected by factors different from those currently affecting the independent results of operations of OPKO and Transition.

There is no public market in Canada for OPKO Shares

There is no public market in Canada for OPKO Shares. As a result, any resale of OPKO Shares must be made in accordance with, pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Pursuant to National Instrument 45-102 – Resale of Securities, the resale of OPKO Shares issued under the Arrangement will be exempt from the prospectus requirements of applicable Canadian securities laws if, (a) OPKO is not a reporting issuer in any jurisdiction of Canada at the Effective Date or at the date of the resale; (b) at the Effective Date, after giving effect to the issuance of OPKO Shares pursuant to the Arrangement, residents of Canada: (i) do not own directly or indirectly more than 10% of the outstanding OPKO Shares; and (ii) do not represent in number more than 10% of the total number of owners directly or indirectly of OPKO Shares; and (c) the resale is made: (i) through an exchange, or a market, outside of Canada, including the NASDAQ; or (ii) to a person or company outside of Canada.

Other Risks Related to Transition and OPKO

In addition to the foregoing risks, Transition and OPKO are, and will continue to be, subject to the risks described under “Risk Factors” in Appendix G – Information Concerning Transition and in Appendix H – Information Concerning OPKO, respectively.

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INTERESTS OF EXPERTS

KPMG was retained by the Transition Board to provide the KPMG Fairness Opinion. As at the date hereof, KPMG, its associates and affiliates own, directly or indirectly, in aggregate, less than 1% of the outstanding Transition Shares.

INFORMATION CONCERNING TRANSITION

See Appendix G – Information Concerning Transition.

INFORMATION CONCERNING OPKO

See Appendix H – Information Concerning OPKO.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Transition to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Transition who will be specifically remunerated therefor. All costs of the solicitation will be borne by the Corporation.

Transition has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Transition Shareholders and to solicit proxies in favour of the matters to be considered at the Meeting. Transition may however do so, and if it does, the costs in respect of such services would be paid by the Corporation.

Appointment and Revocation of Proxies

Transition Shareholders are entitled to consider and vote upon the Arrangement Resolution. Accompanying this Information Circular, in the case of registered holders of Transition Shares, is a form of proxy.

The Persons named in the enclosed form of proxy are directors and/or officers of Transition. A Transition Shareholder desiring to appoint a Person (who need not be a Transition Shareholder) to represent such Transition Shareholder at a Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by fax to (866) 249-7775 (toll free), by Internet at www.investorvote.com or by telephone by calling (866) 732-8683 (toll free). A form of proxy must be received by Computershare Investor Services Inc. at least 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Transition Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by depositing an instrument in writing executed by such Transition Shareholder or by such Transition Shareholder's attorney duly authorized in writing and deposited at the above mentioned office of Computershare Investor Services Inc. at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or an adjournment of such Meeting, or with the chairman of such Meeting on the day of such Meeting or any adjournment thereof.

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Beneficial Shareholders

The information set forth in this section is of significant importance to many Transition Shareholders, as a substantial number of Transition Shareholders do not hold Transition Shares in their own name. Transition Shareholders who do not hold their Transition Shares in their own name (the "Beneficial Shareholders") should note that only proxies deposited by Transition Shareholders whose names appear on the records of Transition as registered holders of Transition Shares can be recognized and acted upon at the Meeting. If Transition Shares are listed in an account statement provided to a Transition Shareholder by a broker, then, in almost all cases, those Transition Shares will not be registered in the Transition Shareholder's name on the records of Transition. Such Transition Shares will more likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Transition Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms). Transition Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. Transition does not know for whose benefit the securities registered in the names of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their securities in person or by way of proxy.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions that should be carefully followed by Beneficial Shareholders in order to ensure that their Transition Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered Transition Shareholders. However, its purpose is limited to instructing the registered Transition Shareholder on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge, it cannot be used as a proxy to vote shares directly at the Meeting as the voting instruction forms must be returned to Broadridge or the telephone or internet procedures completed well in advance of the Meeting in order to have the shares voted.

The form of Broadridge voting instruction form contains more detailed instructions regarding the process for voting through the Broadridge internet and telephone system. We encourage Beneficial Shareholders to review such instructions carefully and vote in accordance with such instructions or contact their broker, nominee or other intermediary promptly to provide instructions to vote on their behalf and thereby ensure their vote is recorded through the Internet and telephone system.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Transition Shareholders, and paper copies of such materials will be sent to all Transition Shareholders, including Beneficial Shareholders. The Corporation will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder's intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

Signature of Proxy

The form of proxy must be executed by the Transition Shareholder or his attorney authorized in writing, or if the Transition Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

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Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Transition Shares in respect of which they are appointed in accordance with the direction of the Transition Shareholder appointing them. In the absence of such direction, such Transition Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Transition knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Procedure and Votes Required

The Interim Order provides that only Transition Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Transition Shareholders of record will be entitled to vote those Transition Shares included in the applicable list of Transition Shareholders prepared as at the Record Date. If a Transition Shareholder transfers Transition Shares after the Record Date and the transferee of those Transition Shares, having produced properly endorsed certificates evidencing such Transition Shares or having otherwise established that the transferee owns such Transition Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Transition Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Transition Shares at the Meeting.

The Interim Order provides:

(a)	Transition Shareholders shall be entitled to one vote in respect of the Arrangement Resolution for each Transition Share held;

(b)	the Chairman of the Meeting shall be any officer or director of Transition. The only Persons entitled to attend and speak at the Meeting shall be the Transition Shareholders or their authorized representatives, Transition's directors and officers, Transition’s auditors, the Executive Director of the Ontario Securities Commission and such other persons permitted to attend by the Chairman of the Meeting;

(c)	the number of votes required to pass the Arrangement Resolution shall be not less than: (i) 66⅔% of the votes cast by Transition Shareholders, either in person or by proxy, at the Meeting; and (ii) a simple majority of the votes cast by Transition Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with MI 61-101;

(d)	the quorum at the Meeting shall be a shareholder or shareholders present in person or represented by proxy holding not less than five percent of the Transition Shares entitled to be voted at the Meeting. If a quorum is not present at the time appointed for the Meeting, the Meeting shall be adjourned to a fixed time and place as may be appointed by the Chairman of the Meeting. No notice of the adjourned Meeting shall be required if the Meeting is adjourned for less than 30 days and, if at such adjourned meeting a quorum is not present, the Transition Shareholders present in person or by proxy, shall be a quorum for all purposes; and

(e)	in all other respects, the Meeting shall be conducted in accordance with the articles and by-laws of Transition and the OBCA, subject to such modifications as may be adopted by the Interim Order.

 62

Appendix A
ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF TRANSITION THERAPEUTICS INC. (THE "CORPORATION") THAT:

1.	the arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") substantially as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to the Arrangement Agreement (as defined herein), a copy of which is attached as Appendix D to the Information Circular and Proxy Statement of the Corporation dated July 26, 2016 (the "Information Circular"), be and is hereby authorized, approved, ratified and confirmed;

2.	the arrangement agreement among the Corporation, OPKO Health, Inc. and OPKO Global Holdings Inc. dated as of June 29, 2016 (the "Arrangement Agreement"), a copy of which is attached as Appendix D to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation may, without further notice to or approval of the shareholders of the Corporation, subject to the terms of the Arrangement Agreement: (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement; or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement;

4.	any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and to execute and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.	all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects."

A-1

Appendix B
NOTICE OF APPLICATION

B-1

Court File No. 16-CV-11460-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16;

AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure;

AND IN THE MATTER OF a proposed arrangement of Transition Therapeutics Inc., OPKO Health, Inc. and OPKO Global Holdings, Inc.

TRANSITION THERAPEUTICS INC.

Applicant

Amended NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on ~~Tuesday~~ Monday, August ~~30~~ 29, 2016, at ~~10:00~~ 8:30 a.m., or as soon after that time as the application can be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:	July 13th 2016	Issued by:	A. Anissimova Registrar
Local Registrar

Address of court office:

330 University Avenue, 7th Floor Toronto, Ontario M5G 1E6

TO:	SHAREHOLDERS OF TRANSITION THERAPEUTICS INC.
AND TO:	OPTIONHOLDERS OF TRANSITION THERAPEUTICS INC.
AND TO:	ALL DIRECTORS OF TRANSITION THERAPEUTICS INC.
AND TO:	THE AUDITOR FOR TRANSITION THERAPEUTICS INC.
AND TO:	BLAKE, CASSELS & GRAYDON LLP 199 Bay Street, Suite 4000 Toronto, ON M5L 1A9 Ryan A. Morris LSUC#: 50831C Tel: 416.863.2176 Fax: 416.863.2653 Lawyers for OPKO Health Inc. and OPKO Global Holdings Inc.

APPLICATION

1.	The Applicant, Transition Therapeutics Inc. (“Transition”), makes this Application for:

(a)	an order pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), approving a Plan of Arrangement (the “Arrangement”) proposed by the Applicant and described in its Management Information Circular (the “Circular”), which will be attached to the affidavit to be filed in support of this Application and which will result in, among other things, the acquisition of all of the outstanding shares in the capital of Transition (the “Shares”) by OPKO Global Holdings Inc. (“OPKO Global”), a wholly-owned subsidiary of OPKO Health, Inc. (“OPKO”);

(b)	an interim order (the “Interim Order”), without notice, for advice and directions with respect to the Arrangement and this Application, pursuant to section 182(5) of the OBCA;

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Court may consider just.

THE GROUNDS FOR THE APPLICATION ARE:

1.           Transition is a corporation existing under the OBCA. Shares of Transition trade on the TSX under the symbol “TTH” and on NASDAQ under the symbol “TTHI”.

2.           OPKO is a diversified healthcare company engaged in, among other things, diagnostics and biologics. OPKO shares are listed for trading on the NASDAQ under the symbol OPK.

3.           Pursuant to the Arrangement, OPKO Global will acquire all of the Shares in exchange for OPKO shares. Each outstanding option to purchase Shares (each an “Option”) that is in-the-money shall be fully vested and exercised on a cashless basis in exchange for OPKO shares. Each Option that is not in-the-money shall expire and be terminated without payment of any consideration.

4.           The proposed Arrangement is an “arrangement” within the meaning of section 182 of the OBCA.

5.           The Arrangement is fair and reasonable and is put forth in good faith.

6.           All statutory requirements of the OBCA either have been fulfilled or will be fulfilled by the return date of this Application.

7.           The directions set out in, and the approval of the Shareholders required pursuant to, any Interim Order this court may grant will have been followed and obtained by the return date of this Application.

8.           Transition will rely on section 182 of the OBCA and Rules 3.02(1), 14.05, 17.02, 37 and 38 of the Rules of Civil Procedure.

9.           Transition will also rely on such further and other grounds as counsel may advise and this court may permit.

10.         Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), exempts from the registration requirements of the U.S. Securities Act those securities which are issued in exchange for bona fide outstanding securities, claims or property interests, or partly in exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved after a hearing by a court upon the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear. Based on the court’s approval of the Arrangement, OPKO Health, Inc. (“OPKO”) intends to rely upon this exemption under section 3(a)(10) of the U.S. Securities Act to issue shares of OPKO to holders of common shares in the capital of Transition.

THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

1.           the Interim Order and other orders as may be granted by this court;

2.           the Affidavit of Dr. Tony Cruz and the Exhibits annexed thereto;

3.           further Affidavits, including one reporting as to the compliance with the Interim Order and the results of any meetings convened pursuant to the Interim Order; and

4.           such further and other material as counsel may advise and this court may permit.

The Notice of Application will be sent to all registered holders of the Shares, as well as to holders of Options who otherwise will not receive a copy of the Notice of Application as a registered holder of the Shares, at the address of each holder as shown on the books and records of Transition as at the close of business on July 21, 2016, or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of Transition, are outside Ontario.

July 13, 2016

McCarthy Tétrault LLP
Box 48, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, ON M5K 1E5

Geoff R. Hall LSUC#34701O
Tel. 416 601-7856
ghall@mccarthy.ca

Thomas N.T. Sutton LSUC# 40683A
Tel. 416 601-8082
tsutton@mccarthy.ca

Paul J. Davis LSUC#65471L
Tel. 416 601-8125
Fax: 416 868-0673
pdavis@mccarthy.ca

Lawyers for the Applicant

IN THE MATTER OF a proposed plan of arrangement involving Transition Therapeutics Inc., OPKO Health, Inc. and OPKO Global Holdings, Inc.

TRANSITION THERAPEUTICS INC. Applicant	Court File No. 16-CV-11460-00CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto
AMENDED NOTICE OF APPLICATION

McCarthy Tétrault LLP

Box 48, Suite 5300

Toronto Dominion Bank Tower

Toronto, ON M5K 1E5

Geoff R. Hall LSUC#34701O

Tel.  416 601-7856

ghall@mccarthy.ca

Thomas N.T. Sutton LSUC# 40683A

Tel.  416 601-8082

tsutton@mccarthy.ca

Paul J. Davis LSUC#65471L

Tel.  416 601-8125

Fax:  416 868-0673

pdavis@mccarthy.ca

Lawyers for the Applicant

Appendix C
INTERIM ORDER

C-1

Court File No. 16-CV-11460-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE REGIONAL SENIOR JUSTICE MORAWETZ	) ) )	TUESDAY, THE 26th DAY OF JULY, 2016

IN THE MATTER OF an application under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of Transition Therapeutics Inc., OPKO Health, Inc. and OPKO Global Holdings, Inc.

INTERIM ORDER

THIS MOTION made by the Applicant, Transition Therapeutics Inc. (“Transition”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1985, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on July 13, 2016 and the affidavit of Dr. Tony Cruz sworn July 22, 2016, (the “Cruz Affidavit”), including the Plan of Arrangement, which is attached as Schedule B to the draft management information circular of Transition (the “Information Circular”), which is attached as Exhibit A to the Cruz Affidavit, and on hearing the submissions of counsel for Transition and counsel for OPKO Health, Inc. (“OPKO”) and OPKO Global Holdings, Inc. (“OPKO Global”).

Definitions

1.           THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2.           THIS COURT ORDERS that Transition is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of voting common shares (the “Shareholders”) in the capital of Transition to be held at the Leaside Room at the Sheraton Centre Toronto, 123 Queen Street West, Toronto, Ontario, Canada, on Thursday, August 25, 2016 at 4:00 p.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.           THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the “Notice of Meeting”) and the articles and by-laws of Transition, subject to what may be provided hereafter and subject to further order of this court.

4.           THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be July 21, 2016.

5.           THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Transition;

c)	representatives and advisors of OPKO; and

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.           THIS COURT ORDERS that Transition may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7.           THIS COURT ORDERS that the Chair of the Meeting shall be determined by Transition and that the quorum at the Meeting shall be a shareholder or shareholders present in person or represented by proxy holding not less than five per cent of the Transition Shares entitled to be voted at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.           THIS COURT ORDERS that Transition is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.           THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Transition may determine.

Amendments to the Information Circular

10.         THIS COURT ORDERS that Transition is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.         THIS COURT ORDERS that Transition, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Transition may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.         THIS COURT ORDERS that, in order to effect notice of the Meeting, Transition shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Transition may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Transition, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Transition;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Transition, who requests such transmission in writing and, if required by Transition, who is prepared to pay the charges for such transmission;

b)	non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)	the respective directors and auditors of Transition, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.         THIS COURT ORDERS that, in the event that Transition elects to distribute the Meeting Materials, Transition is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Transition to be necessary or desirable (collectively, the “Court Materials”) to the holders of options to purchase Transition Shares (the “Optionholders”) by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Transition or its registrar and transfer agent at the close of business on the Record Date.

14.         THIS COURT ORDERS that accidental failure or omission by Transition to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Transition, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Transition, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.         THIS COURT ORDERS that Transition is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Transition may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Transition may determine.

16.         THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.         THIS COURT ORDERS that Transition is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Transition may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Transition is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Transition may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Transition deems it advisable to do so.

18.         THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.110(4)(a) of the OBCA: (a) may be deposited at the registered office of Transition or with the transfer agent of Transition as set out in the Information Circular; and (b) any such instruments must be received by Transition or its transfer agent not later than 5:00 p.m. (Eastern Standard Time) on the business day immediately preceding the Meeting (or any adjournment or postponement thereof) or with the Chairman of the Meeting on the day of such Meeting (or any adjournment or postponement thereof).

Voting

19.         THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of Transition as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.         THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(i)	an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and

(ii)	a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than Shareholders whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Such votes shall be sufficient to authorize Transition to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.         THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Transition (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22.         THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Transition in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Transition not later than 4:30 p.m. (Eastern Standard Time) on the second last business day immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23.         THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, OPKO Global, not Transition, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Arrangement Agreement. In accordance with the Plan of Arrangement and the Information Circular, all references to the “corporation” in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the “corporation” in subsection 185(15) shall be deemed to refer to “OPKO Global” in place of the “corporation”, and OPKO Global shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA.

24.         THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to OPKO Global for cancellation in consideration for a payment of cash from OPKO Global equal to such fair value; or

ii)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Transition, OPKO, OPKO Global or any other person be required to recognize such Shareholders as holders of voting common shares of Transition at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Transition’s register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25.         THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Transition may apply to this Honourable Court for final approval of the Arrangement.

26.         THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27.         THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Transition, with a copy to counsel for OPKO and OPKO Global, as soon as reasonably practicable, and, in any event, no less than two days before the hearing of this Application at the following addresses:

McCarthy Tétrault LLP

Box 48, Suite 5300

Toronto Dominion Bank Tower

Toronto, ON M5K 1E6

Attention: Geoff R. Hall

Lawyers for Transition

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto ON M5L 1A9

Attention: Ryan Morris

Lawyers for OPKO and OPKO Global

28.         THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Transition;

ii)	OPKO and OPKO Global; and

iii)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.         THIS COURT ORDERS that any materials to be filed by Transition in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.         THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31.         THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the voting common shares, options, or other rights to acquire voting common shares of Transition, or the articles or by-laws of Transition, this Interim Order shall govern.

Extra-Territorial Assistance

32.         THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33.         THIS COURT ORDERS that Transition shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF a proposed plan of arrangement involving Transition Therapeutics Inc. and OPKO Health, Inc. and OPKO Global Holdings, Inc.

TRANSITION THERAPEUTICS INC. Applicant	Court File No. 16-CV-11460-00CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto
INTERIM ORDER

McCarthy Tétrault LLP

Box 48, Suite 5300

Toronto Dominion Bank Tower

Toronto, ON M5K 1E5

Geoff R. Hall LSUC# 34701O

Tel.   416 601-7856

ghall@mccarthy.ca

Thomas N.T. Sutton LSUC# 40683A

Tel.   416 601-8082

tsutton@mccarthy.ca

Paul J. Davis LSUC#65471L

Tel.   416 601-8125

Fax:  416 868-0673

pdavis@mccarthy.ca

Lawyers for the Applicant

Appendix D
ARRANGEMENT AGREEMENT

D-1

Execution Version

ARRANGEMENT AGREEMENT

BY AND AMONG

OPKO HEALTH, INC.,

OPKO GLOBAL HOLDINGS, INC.

AND

TRANSITION THERAPEUTICS INC.

Dated as of June 29, 2016

i

3.8	Intellectual Property.	37
3.9	Compliance with Laws.	37
3.10	Governmental Approvals.	37
3.11	Litigation.	38
3.12	Information Supplied.	38
3.13	Brokers and Finders.	38
3.14	Ownership of CaymanCo.	38

Article 4 Conduct of Business Pending Consummation		39

4.1	Affirmative Covenants of the Company.	39
4.2	Negative Covenants of the Company.	39
4.3	Covenants of Parent and CaymanCo.	42
4.4	Notification of Certain Matters.	42
4.5	No Control of Other Party’s Business; Other Actions.	43
4.6	Application for Interim Order; Preparation of Company Circular; Company Meeting; Application for Final Order.	43
4.7	No Solicitation.	45
4.8	Access to Information.	48
4.9	Consents; Reasonable Best Efforts.	48
4.10	Directors’ and Officers’ Indemnification and Insurance.	49
4.11	Press Releases.	51
4.12	Provincial or State Takeover Laws; Charter Provisions; No Rights Plan.	51
4.13	Employee Benefits and Contracts.	52
4.14	Shareholder Litigation.	52
4.15	TSX; NASDAQ; Post-Closing Canadian Securities Authorities and SEC Reports.	52
4.16	FIRPTA Company Certificate.	53
4.17	Conduct of Parent and CaymanCo.	53
4.18	Governance Matters.	53
4.19	Canadian Securities Authorities and SEC Reports.	53
4.20	Pre-Closing IP Transfers.	53

Article 5 Conditions Precedent to Obligations to Consummate		54

5.1	Conditions to Obligations of Each Party.	54
5.2	Additional Conditions to Obligations of Parent and CaymanCo.	55
5.3	Additional Conditions to Obligations of the Company.	56
5.4	Notice and Effect of Failure to Comply with Conditions	57

Article 6 Termination		57

6.1	Termination.	57
6.2	Parent Damages.	59
6.3	Parent Expenses Reimbursement	60
6.4	Liquidated Damages	60
6.5	Expenses	60

Article 7 Privacy Issues		61

7.1	Privacy Issues.	61

ii

Article 8 Miscellaneous		62

8.1	Definitions.	62
8.2	Non-Survival of Representations, Warranties and Agreements.	74
8.3	Disclosure Schedules.	74
8.4	Governing Law; Jurisdiction.	74
8.5	WAIVER OF JURY TRIAL	75
8.6	Severability; Construction.	75
8.7	Specific Performance.	75
8.8	Entire Agreement.	76
8.9	Amendments.	76
8.10	Extension; Waivers.	76
8.11	Parties in Interest.	76
8.12	Assignment.	77
8.13	Notices.	77
8.14	Counterparts.	78
8.15	Captions; Articles and Sections.	78
8.16	Interpretations.	78
8.17	United States Federal Income Tax Treatment of Acquisition.	78

Schedule A – Plan of Arrangement

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) is made and entered into as of June 29, 2016, by and among OPKO HEALTH, INC., a Delaware corporation (“Parent”); OPKO GLOBAL HOLDINGS, INC., a corporation incorporated under the laws of the Cayman Islands (“CaymanCo”); and TRANSITION THERAPEUTICS INC., a corporation incorporated under the laws of Ontario (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.1.

Recitals

WHEREAS, CaymanCo proposes to acquire all of the issued and outstanding Company Shares pursuant to the Arrangement as provided for in this Agreement for the consideration described herein (the “Acquisition”);

WHEREAS, the board of directors of the Company (the “Board”) has unanimously determined that it is in the best interests of the Company to enter into this Agreement and to consummate the transactions described herein, and to recommend that the Company Shareholders vote in favor of the Arrangement Resolution and the transactions contemplated herein;

WHEREAS, the Board, certain Company Shareholders and the executive officers of the Company have entered into those certain Voting Support Agreements, pursuant to which such Company Shareholders, directors and executive officers have agreed to vote their Company Shares in favor of the Arrangement Resolution and the transactions contemplated herein;

WHEREAS, at the Effective Time, CaymanCo shall acquire all of the issued and outstanding Company Shares and the Company shall accordingly become a wholly owned subsidiary of CaymanCo;

WHEREAS, CaymanCo is a wholly owned subsidiary of Parent;

WHEREAS, the Acquisition is intended to be treated for United States federal income Tax purposes as the acquisition by CaymanCo of all of the issued and outstanding Company Shares in exchange solely for Parent Common Stock; and

WHEREAS, the Parties intend that the Acquisition will qualify as a reorganization within the meaning of section 368(a) of the Code, and that this Agreement will constitute a “plan of reorganization” within the meaning of section 1.368-1(c) of the United States Department of Treasury regulations.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties hereby agree as follows:

Article 1
Transactions and Terms of Arrangement

1.1          Implementation.

The transactions contemplated by this Agreement are intended, subject to the terms and conditions hereof, to result in, among other things, CaymanCo acquiring all of the issued and outstanding Company Shares as provided below and as set out in greater detail in the Plan of Arrangement. Each issued and outstanding Company Share held by a Company Shareholder (and other than Company Shares held by Parent or an affiliate (as defined in the Plan of Arrangement) or Dissenting Shareholders) shall be exchanged with CaymanCo for the Consideration in accordance with the Plan of Arrangement.

1.2          Process Regarding Company.

Subject to the terms and conditions of this Agreement:

(a)          subject to compliance by Parent with its agreements and covenants in Section 1.3, as soon as practicable after the execution of this Agreement, and in any event before July 29, 2016, the Company shall, in a manner acceptable to Parent, acting reasonably, apply to the Court pursuant to Section 182 of the Act for the Interim Order;

(b)          provided the Interim Order has been obtained, the Company shall, in a manner acceptable to Parent, acting reasonably, and subject to Parent’s agreements and covenants in Section 1.3, hold the Company Meeting as soon as reasonably practicable after the Interim Order has been obtained, and in any event before August 31, 2016, and, in connection with the Company Meeting, ensure that the Company Circular contains all information necessary to permit the Company Shareholders to make an informed judgment about the Arrangement;

(c)          after having called the Company Meeting, the Company shall not, without the prior consent of Parent, adjourn, postpone or cancel the Company Meeting, except as may be required by Law or the rules of the TSX or the NASDAQ or except as otherwise permitted in this Agreement;

(d)          the Company shall, subject to the terms of this Agreement, use its reasonable best efforts to solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by Parent, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by Parent to solicit proxies in favor of the approval of the Arrangement Resolution;

(e)          the Company shall provide Parent with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as reasonably requested from time to time by Parent;

(f)           the Company shall permit Parent to, on behalf of the management of the Company, directly or through a proxy solicitation services firm, actively solicit proxies in favor of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Company Circular that Parent may make such solicitations;

(g)          the Company shall consult with Parent in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to Parent of the Company Meeting and allow Parent’s Representatives to attend the Company Meeting;

(h)          the Company shall promptly advise Parent, at such times as Parent may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(i)           the Company shall promptly advise Parent of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Company Shareholders. The Company shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of Parent;

(j)           the Company shall not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or previously approved by Parent in writing;

(k)          the Company shall, at the request of Parent from time to time, provide Parent with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares, including Company Optionholders, and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as Parent may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution;

(l)           the Company shall, at the request of Parent, adjourn or postpone the Company Meeting to a date specified by Parent that is not later than fifteen (15) Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date;

(m)         the Company shall, subject to the prior review of and comment by Parent, and subject to Parent’s agreements and covenants in Section 1.3, prepare, file and distribute the Company Circular and such other documents (including documents required by the TSX, the NASDAQ and the Securities Commissions or applicable Law) as may be necessary or desirable to permit the Company Shareholders to vote on the Arrangement;

(n)          provided the Arrangement is approved at the Company Meeting as set out in the Interim Order, as soon as reasonably practicable thereafter at a time determined in consultation with Parent, the Company shall forthwith, in a manner acceptable to Parent, acting reasonably, take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct; and

(o)          provided the Final Order is obtained and the conditions set out in Article 5 have been satisfied or waived, the Company shall send to the Director, for endorsement and filing by the Director, articles of arrangement, in form and substance satisfactory to each of the Company, Parent and CaymanCo, acting reasonably, and such other documents as may be required under the Act to give effect to the Arrangement.

1.3          Company Circular.

The Company shall as promptly as reasonably practicable prepare the Company Circular (including supplements or amendments thereto) and cause the Company Circular (including supplements or amendments thereto) to be distributed in accordance with applicable Law. In preparing the Company Circular (including supplements or amendments thereto), the Company shall provide Parent with a reasonable opportunity to review and comment on the Company Circular (including supplements or amendments thereto) and, other than with respect to the Parent Information for which Parent shall be solely responsible, the Company shall consider all such comments, provided that whether or not any comments are accepted or appropriate shall be determined by the Company in its discretion, acting reasonably. In a timely and expeditious manner so as to permit the Company to comply with its obligations in Section 1.2(a) and Section 1.2(b), Parent shall promptly furnish to the Company all Parent Information. Each of Company and Parent shall:

(a)          ensure that all information provided by it or on its behalf that is contained in the Company Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular that is necessary to make any statement that it contains not misleading in light of the circumstances in which it is made; and

(b)          promptly notify the other if, at any time before the Effective Time, it becomes aware that the Company Circular, any document delivered to the Court in connection with the application for the Interim Order or Final Order or delivered to the Company Shareholders in connection with the Company Meeting or any other document contemplated by Section 1.2 contains a misrepresentation, an untrue statement of material fact, omits to state a material fact required to be stated in those documents that is necessary to make any statement it contains not misleading in light of the circumstances in which it is made or that otherwise requires an amendment or a supplement to those documents.

1.4          Court Proceedings.

(a)          In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(i)          diligently pursue, and cooperate with Parent in diligently pursuing, the Interim Order and the Final Order;

(ii)         provide Parent and its Representatives with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable and due consideration to the comments of Parent and its Representatives;

(iii)        provide Parent and its Representatives on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its Representatives in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)        ensure that all materials filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(v)         except as may be required by Law, not file any materials with the Court in connection with the Arrangement or serve any such materials, or agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, provided Parent and CaymanCo are not required to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases Parent’s or CaymanCo’s obligations, or diminishes or limits Parent’s or CaymanCo’s rights, set forth in any such filed or served materials or under this Agreement;

(vi)        oppose any proposal from any Person that the Final Order contain any provision materially inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Parent; and

(vii)       not object to Parent or its Representatives making such submissions on the application for the Interim Order and the application for the Final Order as Parent or its Representatives consider appropriate, acting reasonably, provided that the Company is advised of the nature of any submissions at least one day prior to the hearing and such submissions are not inconsistent with this Agreement or the Plan of Arrangement.

(b)          The Parties agree that the Arrangement will be carried out with the intention that all Consideration issued on completion of the Arrangement to Company Securityholders in the United States will be issued by Parent or CaymanCo, as applicable, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i)          the Arrangement will be subject to the approval of the Court;

(ii)         the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(iii)        the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Securityholders subject to the Arrangement;

(iv)        the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Company Securityholders;

(v)         each Company Securityholder entitled to receive Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(vi)        the Interim Order approving the Company Meeting will specify that each Company Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as it enters an appearance within a reasonable time; and

(vii)       the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the U.S. Securities Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of OPKO Health, Inc. to the Transition Therapeutics Inc. securityholders in the United States pursuant to the Plan of Arrangement.”

1.5          The Arrangement.

(a)          The Plan of Arrangement is the agreed plan of arrangement and shall not be amended, modified, supplemented, changed or varied, except in accordance with its terms, and approved by Parent and the Company as provided for therein, and as provided for in Section 8.9.

(b)          The Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with the terms thereof to include such other terms determined to be necessary or desirable by Parent, provided that the Plan of Arrangement shall not be amended in any manner which (i) is prejudicial to the Company, the Company Securityholders or other Persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement, (ii) creates an unreasonable risk of delaying, impairing or impeding in any material respect the receipt of any Consent or the satisfaction of any condition set forth in Article 5 hereof and (iii) would require the Company to take any action in contravention of any Law or the Company Organizational Documents.

1.6          Effective Date.

(a)          The Arrangement shall be effective at 12:01 a.m. (Pacific time) (the “Effective Time”) on the date that is the earlier of: (i) the date that is two (2) Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date); and (ii) such date as is mutually agreed to in writing by the Parties (the “Effective Date”).

(b)          From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the Act.

Article 2
Representations and Warranties of the Company

The Company represents and warrants to Parent and CaymanCo that, except (i) as disclosed in the Company Disclosure Schedule or (ii) as expressly disclosed in the Company’s Form 20-F for the fiscal year ended June 30, 2015 (excluding the exhibits thereto) or in any Company Public Disclosure Document filed with or furnished to the SEC subsequent to such Form 20-F but prior to the date of this Agreement, but without giving effect to any amendment to any such Company Public Disclosure Document filed on or after the date of this Agreement and excluding any disclosures set forth in any section entitled “risk factors” or constituting “forward-looking statements” or any other statements that are similarly cautionary, predictive or forward-looking in nature, except, in each case, other than historical information contained therein (it being understood that (a) any matter disclosed in any Company Public Disclosure Document referred to in this clause (ii) will be deemed to be disclosed in a section of the Company Disclosure Schedule only to the extent that it is reasonably apparent from such disclosure in such Company Public Disclosure Document that it is applicable to such section of the Company Disclosure Schedule and (b) this clause (ii) will not apply to any of Sections 2.1, 2.3, 2.4(a), 2.4(b), 2.4(c)(ii), 2.4(d), 2.6, 2.7(b), 2.15, 2.16, 2.23 and 2.25):

2.1          Organization, Standing, and Corporate Power.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario and has all requisite corporate power and authority necessary to own or lease all of its Assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the Assets owned or leased by it makes such qualification necessary, except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority necessary to own or lease all of its Assets and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the Assets owned or leased by it makes such qualification necessary, except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.2          Articles of Incorporation and Bylaws.

The Company has heretofore made available to Parent and CaymanCo true, correct and complete copies of the Organizational Documents, in each case as amended to the date of this Agreement, of the Company and each Company Subsidiary (collectively, the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect. The Company and the Company Subsidiaries are in compliance with the material terms of the Company Organizational Documents.

2.3          Capitalization.

(a)          The authorized capital of the Company consists of an unlimited number of Company Shares. At the close of business on June 28, 2016, (i) 38,798,971 Company Shares were issued and outstanding and (ii) 2,320,813 Company Shares were reserved for issuance pursuant to outstanding Company Options. All outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)          Section 2.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the close of business on June 28, 2016, of all Company Options, the number of Company Shares subject thereto, the grant dates, expiration dates and the exercise or base prices. With respect to the Company Options, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board, or a committee thereof, (ii) each such grant was made in accordance with the terms of the Company Option Plan, the Ontario Securities Act, the Exchange Act and all other applicable Laws, (iii) the per share exercise price of each Company Option was not less than the fair market value of a Company Share on the applicable Grant Date, and (iv) each such grant was properly accounted for in all material respects in accordance with IFRS in the financial statements (including the related notes) of the Company.

(c)          Except for the Company Options, there are on the date hereof no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations of the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Company, being referred to collectively as “Company Securities”), or (iv) obligations by the Company or any Company Subsidiary to make any payments based on the price or value of the Company Shares. Other than pursuant to the Company Option Plan, there are no outstanding obligations of the Company or any Company Subsidiary to purchase, redeem or otherwise acquire any Company Securities. Except for the Voting Support Agreements, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable Securities Laws and any applicable U.S. state securities and “blue sky” laws.

(d)          The Company is the record and beneficial owner of all the outstanding shares of capital stock (or other equity interests) of each Company Subsidiary, free and clear of any Lien, and there are no irrevocable proxies with respect to any such shares. There are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Company Subsidiary, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from the Company or any Company Subsidiary, or obligations of the Company or any Company Subsidiary to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) any Company Subsidiary, (iii) obligations of the Company or any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Company Subsidiary (the items in clauses (i), (ii) and (iii), together with the capital stock of such Subsidiaries, being referred to collectively as “Subsidiary Securities”), or (iv) obligations of the Company or any Company Subsidiary to make any payment based on the value of any shares of any Company Subsidiary. There are no outstanding obligations of the Company or any Company Subsidiary to purchase, redeem or otherwise acquire any outstanding Subsidiary Securities. There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of capital stock (or other equity interests) of any Company Subsidiary. All Subsidiary Securities are duly authorized, validly issued, fully paid and nonassessable.

2.4          Authority; Noncontravention; Voting Requirements.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, and subject to obtaining the Required Company Vote and the Final Order, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation of the Arrangement and the other transactions contemplated hereby, have been duly and validly authorized and approved by the Board, and except for obtaining the Required Company Vote and the Final Order, no other corporate action on the part of the Company or its shareholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          Except as disclosed in Section 2.4(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Arrangement and the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) assuming the Required Company Vote and the Final Order are obtained, conflict with or violate any provision of the Company Organizational Documents or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 2.5 and the Required Company Vote are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 2.5 are made and any applicable waiting periods referred to therein have expired, conflict with or violate in any material respect any Law, judgment, writ or injunction of any Governmental Entity applicable to the Company or any Company Subsidiary or by which any property or Asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a Default under, result in the loss of a benefit under or give rise to any right of termination, amendment, acceleration, payment or cancellation of, any Contract to which any Company Entity is a party, or result in the creation of a Lien upon any of the Assets of the Company or any Company Subsidiary.

(c)          The Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) declaring that the terms of this Agreement, the Arrangement and the other transactions contemplated hereby are fair to, and in the best interests of the Company and its shareholders, (ii) approving, adopting and authorizing this Agreement, the Arrangement and the other transactions contemplated hereby, (iii) directing that (A) the Company apply to the Court for approval of this Agreement and the Arrangement pursuant to Section 182 of the Act for the Interim Order and (B) if the Interim Order is obtained, that the approval of this Agreement and the Arrangement be submitted to a vote at a meeting of the Company Shareholders, and (iv) recommending that the Company Shareholders approve the Arrangement Resolution, subject to the terms and conditions hereof (the “Company Board Recommendation”).

(d)          The Required Company Vote constitutes the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Arrangement and the other transactions contemplated hereby.

2.5          Governmental Approvals.

Except for (a) the filing with the applicable Canadian Securities Authorities and the SEC of the Company Circular and other filings required under, and compliance with other applicable requirements of, the Exchange Act, the rules of the NASDAQ, TSX and state securities and “blue sky” laws, (b) the Interim Order, the Final Order and any approvals required by the Interim Order and the Final Order, (c) filings with the Director under the Act and (d) the filing of all applications, consents, approvals, authorizations and notices, as required by any federally recognized but privately operating accrediting organizations or any federal, provincial, state, local or foreign Governmental Entity (including such entities that are concerned with or regulate the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs (each, a “Healthcare Regulatory Authority”), each as set forth on Section 2.5 of the Company Disclosure Schedule (the items listed in Section 2.5 of the Company Disclosure Schedule and the requirements referenced in clauses (a)-(d) of this Section 2.5 being referred to collectively as the “Governmental Approvals”), no consents or approvals of, Permits from or filings, declarations or registrations with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Arrangement and the other transactions contemplated hereby.

2.6          Company Publicly Filed Documents; Undisclosed Liabilities.

(a)          Except as set forth on Schedule 2.6(a) of the Company Disclosure Schedule, since July 1, 2012, the Company has timely filed with or furnished to, as applicable, the Securities Commissions all required reports, forms, schedules, agreements (oral or written), registration statements, proxy statements and other documents (in each case including all exhibits and schedules thereto and documents incorporated by reference therein) (collectively, the “Company Public Disclosure Documents”). As of their respective effective dates (in the case of Company Public Disclosure Documents that are registration statements filed pursuant to the requirements of the Securities Laws) and as of their respective filing dates (in the case of all other Company Public Disclosure Documents), the Company Public Disclosure Documents complied in all material respects with the applicable requirements of the Securities Laws, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the SEC thereunder, applicable to such Company Public Disclosure Documents, and none of the Company Public Disclosure Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from any Securities Commission staff with respect to the Company Public Disclosure Documents and (ii) to the Knowledge of the Company, none of the Company Public Disclosure Documents is the subject of an ongoing Securities Commission review, outstanding Securities Commission comment or outstanding Securities Commission investigation. No Company Subsidiary is required to file periodic reports with any Canadian Securities Authorities pursuant to any Canadian Securities Laws or the SEC pursuant to the Exchange Act.

(b)          As of their respective dates of filing with each Securities Commission, the consolidated financial statements of the Company and the Company Subsidiaries included in the Company Public Disclosure Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the Securities Commissions with respect thereto (except, in the case of unaudited statements, as permitted by Regulation S-X), (ii) have been prepared in accordance with IFRS (or generally accepted accounting principles in Canada (“Canadian GAAP”) prior to the fiscal year ended June 30, 2012) for the periods presented (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, and the results of their operations and cash flows, as of the dates and for the periods shown, in conformity with IFRS or Canadian GAAP, as the case may be.

(c)          The Company and the Company Subsidiaries have implemented and maintain a system of internal control over financial reporting (as required by Rule 13a−15(a) under the Exchange Act) that is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS for external purposes and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s Assets that could have a material effect on its financial statements, and such system of internal control over financial reporting is reasonably effective. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended June 30, 2015 and the description of such assessment set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2015 is accurate in all material respects. The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a−15(d) of the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time frames specified by the SEC’s rules and forms (and such disclosure controls and procedures are effective), and has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board (i) any significant deficiencies and material weaknesses known to it in the design or operation of its internal control over financial reporting (as defined in Rule 13a−15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud known to it, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)          To the Knowledge of the Company, as of the date hereof, no employee of the Company or the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or the Company Subsidiaries has discharged, demoted or suspended an employee of the Company or the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(e)          Since July 1, 2012, each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company’s Form 20-F or Form 40-F, and the statements contained in such certifications were complete, correct and accurate in all material respects on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)          Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company Public Disclosure Documents.

(g)          Neither the Company nor any of the Company Subsidiaries has any Liabilities, including those arising under any Law and those arising under any Contract, except for Liabilities (i) reflected or reserved against on the balance sheet of the Company and the Company Subsidiaries as of March 31, 2016 (the “Balance Sheet Date”) (including the notes thereto) included in the Company Public Disclosure Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, or (iii) as contemplated by this Agreement or otherwise in connection with the Arrangement and the other transactions contemplated hereby.

2.7          Absence of Certain Changes.

(a)          Since the Balance Sheet Date through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, and except as provided in or contemplated by this Agreement, as set forth in Section 2.7 of the Company Disclosure Schedule, or as required by applicable Law, neither the Company nor any of the Company Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 4.2.

(b)          Since the Balance Sheet Date, there has not been any state of facts, change, event, effect or occurrence that has had, or that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.8          Litigation.

(a) There is no and has not been any Litigation instituted by, or pending or, to the Knowledge of the Company, threatened against the Company or the Company Subsidiaries or any of its or their Assets and (b) neither the Company nor the Company Subsidiaries nor any of their respective Assets is or has been subject, or, to the Knowledge of the Company, threatened to be subject, to any outstanding Order.

2.9          Compliance with Laws; Permits.

Since July 1, 2012, the Company and the Company Subsidiaries have been and currently are in compliance in all material respects with all Laws and all Orders, in each case applicable to the Company or any Company Subsidiary. The Company and each of the Company Subsidiaries have held and currently hold all material Permits reasonably necessary for the conduct of their respective businesses as they have been and are now being conducted and such Permits are valid and in full force and effect. No revocation or cancellation of any such material Permit is pending, and, since July 1, 2012, neither the Company nor any of the Company Subsidiaries has received any written, or to the Knowledge of the Company, oral, notice from any Governmental Entity threatening to revoke or cancel any such Permit or threatening any adverse action with respect to any such Permit. The Company and the Company Subsidiaries are in compliance with the terms of all such material Permits.

2.10        Information Supplied.

(a)          None of the information to be included in the Company Circular to be mailed to the Company’s shareholders, and any other documents to be filed by the Company or any of its Affiliates with the Securities Commissions or any other Regulatory Authority in connection with the transactions contemplated hereby (including the Required Filings) that is supplied by the Company or any of its Affiliates for inclusion therein, will, at the respective time such documents are filed, and with respect to the Company Circular, when first mailed to the shareholders of the Company and at the time of the Company shareholder meeting to consider the Arrangement, contain any misrepresentation or an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          All documents that the Company or its Affiliates are responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

2.11        Tax Matters.

(a)          Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have timely filed, or caused to be timely filed with the appropriate Regulatory Authority, all Tax Returns required to be filed by them, and have timely paid, or caused to be timely paid, all material amounts of Taxes due and payable by them (whether or not shown on a Tax Return and whether or not a Tax Return was required to be filed), including all installments on account of any Taxes. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with applicable Laws. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, no such Tax Return contains any misstatement or omits any statement that should have been included therein. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, no Tax Return has been amended.

(b)          Reserves and provisions for Taxes accrued but not yet due on or before the Effective Date as reflected in the Company’s financial statements contained in the Company Public Disclosure Documents are adequate as of the date of such financial statements, in accordance with IFRS. No material deficiencies for Taxes have been proposed, asserted or assessed against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received a refund of Taxes to which it was not entitled.

(c)          Neither the Company nor any of its Subsidiaries has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the CRA, or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed or otherwise.

(d)          Except as set forth in Section 2.11(d) of the Company Disclosure Schedule, no unresolved assessments, reassessments, audits, claims, actions, suits, proceedings, or investigations exist or have been initiated with regard to any Taxes or Tax Returns of the Company or its Subsidiaries. To the Knowledge of the Company, no assessment, reassessment, audit or investigation by any Regulatory Authority is underway, threatened or imminent (i) with respect to Taxes for which the Company or any of its Subsidiaries may be liable, in whole or in part or (ii) that may result in a material reduction in Tax credits available to the Company or any of its Subsidiaries to be carried forward following the Effective Date.

(e)          Except as set forth in Section 2.11(e) of the Company Disclosure Schedule, no election, consent for extension, nor any waiver that extends any applicable statute of limitations relating to the determination of a Tax Liability of the Company or any of its Subsidiaries has been filed or entered into and is still effective. No private letter rulings, technical advice memorandum, advance pricing agreements, closing agreements, competent authority relief or similar agreements or rulings have been entered into or issued by any Regulatory Authority with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any similar arrangements or agreements in respect of Taxes or Tax Returns that has effect for any period after the closing of the transactions contemplated by this Agreement.

(f)           The Company and each of its Subsidiaries have duly and timely collected all amounts on account of any goods, services, sales, value added, transfer or other Taxes required to have been collected by it and have duly set aside in trust or timely remitted to the appropriate Regulatory Authority any and all such amounts required to be remitted by it.

(g)          The Company has made available to Parent and CaymanCo true and complete copies of all Tax Returns (and non-privileged studies and opinions related thereto) for the Company and each of its Subsidiaries for each such entity’s last three tax years.

(h)          The Company and each of its Subsidiaries is, and at all times has, filed its Tax Returns on the basis that it is, resident for Tax purposes in its country of incorporation or formation and has not at any time constituted or has been treated by any Regulatory Authority as resident in any other country for any Tax purpose (including any treaty, convention or arrangement for the avoidance of double taxation). None of the Company or any of its Subsidiaries has been or has filed any Tax Return on the basis that it is subject to Tax in any jurisdiction other than its country of incorporation or formation (and political subdivisions thereof) or received written notification from any Regulatory Authority that it may be required to file on such basis. Except as set forth in Section 2.11(h) of the Company Disclosure Schedule, no meeting of the board of directors of a Company Subsidiary that is incorporated or formed in a country has ever occurred outside of that country. At no time since the incorporation or formation of a Company Subsidiary that is incorporated or formed in a country other than Canada has the majority of its directors been residents of Canada for purposes of the ITA, nor has any written resolution of its board of directors been executed by a majority of signatories resident in Canada for purposes of the ITA. The business and operations of each Company Subsidiary that is incorporated or formed in a country other than Canada has been managed, since its incorporation, from outside of Canada and no such Company Subsidiary has carried on business in Canada for purposes of the ITA.

(i)           The Company and each of its Subsidiaries have properly withheld and remitted all amounts required to be withheld and/or remitted by the applicable Regulatory Authority (including income tax, non-resident withholding tax, Canada Pension Plan contributions, Employment Insurance and Worker’s Compensation premiums) and have paid such amounts due to the appropriate Governmental Entity on a timely basis and in the form required under the appropriate legislation.

(j)           There are no Tax liens on any Assets of the Company or any of its Subsidiaries except for Taxes not yet currently due.

(k)          Except as set forth in Section 2.11(k) of the Company Disclosure Schedule, none of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA, or any equivalent provision of the tax legislation of any province or any other jurisdiction, have applied or will apply to the Company or any of its Subsidiaries at any time up to and including the Effective Time.

(l)           Except as set forth in Section 2.11(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada for purposes of the ITA with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services. Except as set forth in Section 2.11(l) of the Company Disclosure Schedule, records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA have been made and obtained by the Company and each of its Subsidiaries resident in Canada for purposes of the ITA with respect to all material transactions between the relevant Company Entity and any Person not resident in Canada for purposes of the ITA with whom such Company Entity was not dealing at arm`s length during any taxation year ending after 2011 and on or before Effective Date.

(m)         None of the Company or any of its Subsidiaries could be liable for the Taxes of another Person under applicable Tax Law by reason of being a member of an affiliated, consolidated, combined, unitary or similar group including the Company or any of its Subsidiaries and any such Person.

(n)          Except as set forth in Section 2.11(n) of the Company Disclosure Schedule, the tax attributes of the Assets of the Company and each of its Subsidiaries are accurately reflected, in all material respects, in the Tax Returns of the Company and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

(o)          The Company Entities will not be required to include in a taxable period ending after the Effective Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or any comparable provision of state, provincial, local or foreign Tax law, or otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Effective Date or a transaction or accounting method that deferred an item of income into periods beginning after the Effective Date.

(p)          All records which the Company Entities are required under applicable legal requirements to keep for Tax purposes (including without limitation all documents and records likely to be needed to defend any challenge by any Regulatory Authority to the transfer pricing of any transactions involving the Company Entities) have been duly kept in accordance with all applicable Laws and are available for inspection at the premises of the Company Entities.

(q)          No Company Entity has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r)           All related party transactions involving the Company or any of its Subsidiaries are and have been at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder, and any similar provision of state, local, provincial and foreign Tax Law. All intercompany payments have been calculated in accordance with the Treasury Regulations promulgated pursuant to Section 482 of the Code, and any similar provision of state, local, provincial and foreign Tax Law.

(s)          Except for Transition Therapeutics (USA) Inc., each Company Entity is not and has never been a “United States person” within the meaning of Section 7701(a)(30) of the Code.

(t)           No Company Entity has ever participated in a transaction that has been specifically identified by the IRS as a reportable transaction for purposes of Section 1.6011-4(b) of the U.S. Treasury Regulations.

(u)          No Company Entity owns any “United states real property interest” within the meaning of Section 897 of the Code.

(v)         The Company is not, and has not been since March 28, 2012, controlled by a corporation that is not resident in Canada for purposes of the ITA.

(w)         For purposes of this Section 2.11, the term “material amount of Taxes” shall mean an amount of Taxes that are material to the Company and its Subsidiaries taken as a whole.

2.12        Labor Relations.

(a)          Section 2.12(a)(i) of the Company Disclosure Schedule lists all the Employees of the Company and each Company Subsidiary as of the date of this Agreement and the age, position, status, start date, location of employment, compensation and benefits of each Employee, respectively. Except as disclosed in Section 2.12(a)(ii) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is bound by any Contracts in respect of any employee or former employee of the Company or any Company Subsidiary, including:

(i)          any written or oral employment, service or consulting Contract relating to any one or more individuals, except for oral employment Contracts which are for an indefinite term and without any special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment and are terminable by the Company or a Company Subsidiary without cause on reasonable notice;

(ii)         any Contract for the employment or statutorily required re-employment of any employee; or

(iii)        any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization, disability, dental, insurance or similar plan or practice, formal or informal, with respect to any of its employees, officers, agents or others, other than the Canada Pension Plan, any health plans established and administered by any province or territory or workers’ compensation insurance provided pursuant to statute.

(b)          The Company and each Company Subsidiary have complied in all material respects with all Laws relating to the hiring of employees and the employment of labor, including provisions thereof relating to wages, hours, collective bargaining, employment discrimination, human rights, language of work, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or Social Security payments and/or Taxes. To the Knowledge of the Company, neither the Company nor any Company Subsidiary currently employs any Person who is not permitted to work in the jurisdiction in which such Person is employed. The Company and each Company Subsidiary has complied in all material respects with all Laws that could require overtime to be paid to any current employee of the Company and/or Company Subsidiaries, no current employee has ever brought or threatened in writing or, to the Knowledge of the Company, threatened orally to bring a claim for unpaid compensation or employee benefits, including overtime amounts, and no former employee has any claim pending or threatened in writing or, to the Knowledge of the Company, threatened orally to bring a claim for unpaid compensation or employee benefits, including, without limitation, overtime amounts.

(c)          Neither the Company nor any Company Subsidiary is delinquent in payments to any of its current employees for any material wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees or in payments owed upon any termination of the employment of any such employees.

(d)          Since July 2012, there has not been an unfair labor practice complaint made against the Company or any Company Subsidiary before any Governmental Entity and no such complaint is pending.

(e)          Since July 1, 2012, there has not been a labor strike, material dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company, threatened in writing against or involving the Company or any Company Subsidiary.

(f)           No labor union represents any employees of the Company or any Company Subsidiary. To the Knowledge of the Company, no labor union has taken any material action with respect to organizing the employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is party to or bound by any collective bargaining agreement or union contract.

(g)          Any individual who performs or performed services for the Company or any Company Subsidiary and who is not treated as an employee for U.S. federal income Tax purposes by the Company or for income Tax purposes of the relevant jurisdiction of such Company Subsidiary, is not an employee under applicable Laws.

(h)          To the Knowledge of the Company, no officer or key employee presently intends to terminate his or her respective employment with the Company or any Company Subsidiary, nor does the Company or any Company Subsidiary have a present intention to terminate the employment of any of the foregoing.

(i)           All material sums due for employee compensation and benefits and all accrued vacation time owing to any employees of the Company or any Company Subsidiary have been duly and adequately accrued on the accounting records of the Company, in each case in accordance with IFRS.

(j)           Each current or former employee, officer and consultant of the Company and of each Company Subsidiary has executed a proprietary information and inventions assignment agreement or similar agreement whereby all Intellectual Property created by them in the scope of their employment or other relationship with the Company or any Company Subsidiary is assigned to the Company. To the Knowledge of the Company, none of the Company’s or any Company Subsidiaries’ current or former employees, officers or consultants are in material violation thereof. To the Knowledge of the Company, other than with respect to exclusions previously accepted by the Company involving works or inventions unrelated to the business of the Company, no current or former employee, officer or consultant of the Company or of any Company Subsidiary has excluded material works or inventions made prior to his or her employment or consulting relationship with the Company or Company Subsidiary (as the case may be) from his, her or its assignment of inventions pursuant to such employee, officer or consultant’s proprietary information and inventions agreement. No employee of the Company or any Company Subsidiary is entitled to any further payment from the Company or any Company Subsidiary with respect to any Company Intellectual Property (including “service inventions”).

(k)          Each former employee, officer and consultant of the Company and of each Company Subsidiary who was involved in the creation of Owned Intellectual Property has assigned to the Company or applicable Company Subsidiary all of his or her rights in and to the Owned Intellectual Property.

(l)           Since July 1, 2012, none of the Company or any Company Subsidiary has taken any material action that would trigger notice or liability under any applicable federal, state, local or foreign plant closing notice Law.

2.13        Employee Benefits Plans.

(a)          Section 2.13(a) of the Company Disclosure Schedule sets forth a true, complete, up-to-date and accurate list of all written or oral employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Company, any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary for the benefit of its Employees or former Employees and their dependents or beneficiaries at any time in the last five years or as provided by any collective agreement to which the Company or any Company Subsidiary is a party or by which it is, or was at any time in the last five years, bound or with respect to which the Company or any Company Subsidiary participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the “Employee Plans”).

(b)          The Company has made available true, correct, up-to-date and complete copies of all the Employee Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof together with all related documentation including current and past documents and all amendments thereto, including annuity contracts, trust agreements, investment management agreements, funding agreements, actuarial reports, funding and financial information returns and statements, current asset valuations, collective agreements, all professional opinions (whether or not internally prepared) with respect to each Employee Plan, all material internal memoranda concerning the Employee Plans, copies of material correspondence with all Governmental Entities with respect to each Employee Plan and plan summaries, employee booklets and personnel manuals. The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the Employees and former Employees and their beneficiaries concerning each Employee Plan, together with all written communications of a general nature provided to such Employees and former Employees and their beneficiaries, accurately describe in all material respects the benefits provided under each such Employee Plan referred to therein.

(c)          All of the Employee Plans have been established, registered, qualified, funded, invested and administered in accordance with, and are in good standing under, all applicable Laws, the terms of such Employee Plans and in accordance with all understandings, written or oral, between the Company or any Company Subsidiary and the Employees or former Employees. No fact or circumstance exists that could adversely affect the tax-preferred or tax exempt status of any Employee Plan. None of the Employee Plans enjoys any special tax status under applicable Law, nor have any advance tax rulings been sought or received in respect of the Employee Plans.

(d)          Neither the Company nor any of the Company Subsidiaries has, or has had, (i) any “registered pension plan” as that term is defined in subsection 248(1) of the ITA (a “Pension Plan”) or (ii) a Pension Plan considered a multi-employer pension plan as defined under the provisions of applicable Laws.

(e)          No amendments have been made to any Employee Plan and no improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by the Company or any Company Subsidiary prior to the Arrangement.

(f)           No changes have occurred to the Employee Plans or are expected to occur which would affect the actuarial reports or any of the Financial Statements.

(g)          None of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(h)          All data necessary to administer each Employee Plan has been made available and is true and correct in all material respects.

(i)           The Company or a Company Subsidiary, as the case may be, may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by applicable Laws.

(j)           Subject to obtaining any approvals under applicable Laws, the Company, or a Company Subsidiary, as the case may be, may merge any Employee Plan with any other arrangement, plan or fund and may transfer without restriction, the assets from any Employee Plan to any other arrangement, plan or fund.

(k)          All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or existing under any of the Employee Plans.

(l)           All contributions or premiums required to be made by the Company and each Company Subsidiary under the terms of each Employee Plan, any collective bargaining agreement or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Employee Plans and any applicable collective bargaining agreement, and neither the Company nor any Company Subsidiary has, and as of the Effective Date will not have, any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Date) with respect to any of the Employee Plans. All liabilities of the Company and each Company Subsidiary (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with IFRS in the balance sheet of the Company and the Company Subsidiaries as of March 31, 2016.

(m)         No Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other Legal Proceeding, initiated by any Governmental Entity or by any other Person (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other Legal Proceeding or to affect the registration of any Employee Plan required to be registered. Further, should any matter arise which could affect the registration of any Employee Plan, the Company or a Company Subsidiary, as the case may be, shall, in a timely fashion, take all steps required to ensure the registration is not affected.

(n)          There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, applicable Laws and all applicable Contracts. None of the Company, any Company Subsidiary or any of their respective agents or any fiduciary, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

(o)          No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(p)          Except as set forth in Section 2.13(p) of the Company Disclosure Schedule, the execution of this Agreement and the completion of the transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.

(q)          There exists no liability in connection with any former benefit plan relating to the Employees or former Employees or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in accordance with the terms of such former benefit plans and applicable Law.

2.14        Environmental Matters.

(a)          (i) the Company and the Company Subsidiaries comply, and have complied, with all applicable Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Environmental Permits required under applicable Environmental Laws for the operation of the business of the Company and the Company Subsidiaries; (ii) there are no Materials of Environmental Concern at any of the properties at which the Company or any Company Subsidiary owns, leases or operates under circumstances that are reasonably likely to result in liability of the Company or the Company Subsidiaries under any applicable Environmental Law and neither the Company nor any of the Company Subsidiaries have produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Materials of Environmental Concern, except in compliance with Environmental Laws; (iii) neither the Company nor the Company Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar Canadian or U.S. state statute concerning, any Release or threatened Release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise; (iv) neither the Company nor the Company Subsidiaries has received any written claim, notice or complaint, or been subject to any Litigation, relating to noncompliance with Environmental Laws or any other liabilities or obligations arising from Materials of Environmental Concern or pursuant to Environmental Laws, and to the Knowledge of the Company no such Litigation has been threatened; and (v) to the Company’s Knowledge, there are no current facts, circumstances or conditions arising out of or relating to the operations of the Company or the Company Subsidiaries or any currently owned, leased or operated properties of the Company or the Company Subsidiaries that would reasonably be expected to result in the Company or the Company Subsidiaries incurring liability under any applicable Environmental Law.

(b)          The consummation of the Arrangement by the Company does not require the prior consent or pre-approval of any Governmental Entity with jurisdiction over the Company or any Company Subsidiary regarding environmental matters (including Environmental Permits).

2.15        Intellectual Property.

(a)          The Company and each of the Company Subsidiaries (i) own all right, title and interest in and to the Owned Intellectual Property or (ii) are licensed or otherwise possess sufficient right to use and enforce all other Intellectual Property pertaining to the Company Product Candidates (all such Intellectual Property, together with the Owned Intellectual Property and all other Intellectual Property to which the Company or any Company Subsidiary has been granted any license or other rights, collectively “Company Intellectual Property”). All such Company Intellectual Property, existing at the date of this Agreement, including applications, trademarks, copyrights, patents, and registrations for the Company Intellectual Property are set forth in Section 2.15(a) of the Company Disclosure Schedule.

(b)          To the Knowledge of the Company, the Company Intellectual Property are valid, subsisting, not the subject of any adversarial proceedings, and enforceable (or in the case of applications, properly applied for) and held in the name of the Company or the Company Subsidiaries or in the name of the licensor of such Company Intellectual Property, as applicable, and, to the Knowledge of the Company, except as set forth in Section 2.15(b) of the Company Disclosure Schedule, there are no facts or circumstances which could reasonably be expected to result in a decision from a court, patent office, or other regulatory agency rendering any Company Intellectual Property invalid or unenforceable. To the Knowledge of the Company, during prosecution of the Company Intellectual Property, the Company Entity or any licensor of the Company Intellectual Property, as applicable, having prosecution responsibility for Company Intellectual Property have, in each case, provided all material prior art or other pertinent information to the patent or trademark offices in the applicable territory pursuant to the applicable Laws of such territory. For purposes of this Agreement, “Intellectual Property” shall mean: (i) patents, patent applications of any kind (including, without limitation, provisional, utility, design, divisionals, continuations, continuations in part and reissue applications and foreign counterparts thereof), inventions, discoveries, inventor’s certificates, and invention disclosures (whether or not patented), and any renewals, extensions, re-examinations, supplementary protection certificates or reissues thereof, in any jurisdiction (“Patents”); (ii) rights in registered and unregistered trademarks, trade names, service marks, brand names, certification marks, trade dress, logos, and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (iii) domain names, uniform resource locators and other names and locators associated with the Internet, and any and all applications or registrations therefor; (iv) all trade secrets, and other confidential information including technology, know how, data, processes, schematics, business methods, formulae, drawings, designs, compositions of matter, techniques, improvements, methods (including manufacturing methods), clinical and regulatory strategies, formulations, manufacturing data and processes specifications, manuals, research and development/clinical proposals and proprietary customer and supplier lists, and all documentation relating to any of the foregoing (“Trade Secrets”); (v) copyrighted and copyrightable writings, published and unpublished writings and other works, whether copyrightable or not, in any jurisdiction, registrations or applications for registration of copyrights in any jurisdiction, designs, schematics and specifications, derivative works in any jurisdiction for the foregoing, and any renewals or extensions thereof or moral rights related thereto; (vi) rights under all agreements, including agreements with any Person, relating to the foregoing; (vii) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing; and (viii) any and all other intellectual property or proprietary rights relating to any of the foregoing.

(c)          To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation by any third party of any of the Company Intellectual Property, including by any employee or former employee of any of the Company or its Affiliates. To the Knowledge of the Company, neither the Company Intellectual Property nor the Company’s use, development, manufacture, marketing, license, or sale of any Company Product Candidates currently under development, licensed, utilized, sold, provided or furnished by the Company or its Affiliates pursuant to the Company Intellectual Property nor the conduct of the business of the Company or its Affiliates as currently conducted or as planned to be conducted in any jurisdiction or territory violates or conflicts with any license or other agreement between the Company and any third party, or infringes or misappropriates any right, title, interest, or goodwill in or to any Intellectual Property or other proprietary right of any third party. To the Knowledge of the Company, the development, manufacture, sale, offer for sale, use, or importation of any Company Product Candidates in any jurisdiction or territory, following any required regulatory approval(s) or clearance of the same, would not violate or conflict with any license or other agreement between the Company and any third party, or infringe or misappropriate any right, title, interest, or goodwill in or to any Intellectual Property or other proprietary right of any third party. There is no pending or, to the Knowledge of the Company, threatened, claim or litigation in any jurisdiction or territory contesting the validity, enforceability or ownership of the Patents or right of the Company or its Affiliates to exercise the rights therein nor, to the Knowledge of the Company, is there any specific facts that would form any reasonable basis for any such claim. There is no claim or proceeding pending against the Company or any Company Subsidiary in any jurisdiction or territory, or to the Knowledge of the Company a threatened claim alleging that the Company or its Affiliates by the development, use or sale of the Company Product Candidates have infringed or misappropriated any Intellectual Property of any third party. Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no Patents or Patent applications issued or pending in any jurisdiction or territory that are owned by third parties, nor oppositions or other proceedings with respect to such Patents or Patent applications initiated by a Company Entity, a licensor of Company Intellectual Property or any other third party, which contain claims or disclosure supporting claims that cover, could reasonably be expected to cover or relate to the Company Product Candidates and/or the uses or proposed uses thereof.

(d)          Other than agreements between the Company and its Affiliates and their respective employees and consultants, non-disclosure agreements entered into in the ordinary course of business, and support and maintenance agreements entered into in the ordinary course of business, Section 2.15(d) of the Company Disclosure Schedule sets forth a complete list of all (i) material licenses, sublicenses and other agreements in which the Company or its Affiliates have granted to any Person the right to make, use, sell, offer for sale, have made or import the Company Intellectual Property, (ii) each material agreement, contract or license under which any of the Company or its Affiliates is obligated to pay fees or royalties to any Person in connection with the use of any Company Intellectual Property, and (iii) all other material consents, indemnifications, forbearances to sue, settlement agreements and licensing or cross-licensing arrangements to which the Company or its Affiliates is a party relating to the Company Intellectual Property.

(e)          To the Knowledge of the Company, none of the Patents or inventions disclosed therein have been used, divulged, disclosed or appropriated to the material detriment of the Company for the benefit of any Person other than the Company or its Affiliates (for clarity, excluding pursuant to standard non-disclosure provisions entered into in the ordinary course of business). To the Knowledge of the Company, no employee, independent contractor, consultant or agent of the Company or its Affiliates has misappropriated any Trade Secrets or other confidential information of any other Person in the course of the performance of his or her duties as an employee, independent contractor, consultant or agent of the Company or its Affiliates.

(f)          Each Employee of, or consultant to, the Company or its Affiliates, that has performed services relevant to the Company Intellectual Property has assigned to the Company or a Company Subsidiary any and all rights, title and interest in and to any ideas, inventions or other Intellectual Property comprising or relating to such Company Intellectual Property, including any moral rights the Company or any Company Subsidiary may have in the Company Intellectual Property. To the Company’s Knowledge, each employee of, or consultant to, a licensor of Company Intellectual Property to the Company or its Affiliates, and that has performed services relevant to the Company Intellectual Property has assigned to such licensor any and all rights, title and interest in and to any ideas, inventions or other Intellectual Property comprising or relating to such Company Intellectual Property, including any moral rights such licensor may have in the Company Intellectual Property.

(g)          The Company and the Company Subsidiaries, and, to the Knowledge of the Company, its licensors of Company Intellectual Property, have taken reasonable precautions customary in the territory and industry in which the Company and the Company Subsidiaries operate to protect the secrecy, confidentiality, and value of its material Trade Secrets, that they intend to maintain as a Trade Secret. Such Trade Secrets are not part of the public knowledge or literature, and, to the Knowledge of the Company, have not been used, divulged, or appropriated for the benefit of any Person (other than (i) the Company or a Company Subsidiary or (ii) a licensor or collaborator of the Company or a Company Subsidiary in accordance with the terms and conditions of the applicable license or collaboration agreement), except pursuant to a properly executed standard confidentiality and non-disclosure agreement and, to the Knowledge of the Company, no Person has breached such agreement. No third party has challenged any of the Company’s or any Company Subsidiary’s Trade Secrets in any action or proceeding or, to the Knowledge of the Company, threatened to do so.

(h)          No Company Intellectual Property right will terminate or cease to be a valid right of the Company or any Company Subsidiary by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement.

(i)          Except as set forth in Section 2.15(i) of the Company Disclosure Schedule, the Company Intellectual Property was not developed using any federal or university funding, resources or staff, no government entity or university has any rights to any of the Company Intellectual Property, and the Company Intellectual Property is not subject to any consortia agreement.

(j)          The Company, any Company Subsidiary, and, to the Knowledge of the Company, any respective sublicensee thereof are in compliance in all material respects with their respective obligations under any Contract pursuant to which the Company or any Company Subsidiary has been granted a license or other rights to Intellectual Property.

2.16        Regulatory and Related Matters.

(a)          The Company Entities are and have been since July 1, 2012 in compliance in all material respects with (i) all Laws (including all rules, regulations, policies and guidance) of FDA, Drug Enforcement Administration (“DEA”), Health Canada, the European Medicines Agency (“EMA”) and other Healthcare Regulatory Authorities, including by way of example only, the Food, Drug, and Cosmetic Act, the Public Health Service Act, the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health (HITECH) Act, the Social Security Act, the Patient Protection and Affordable Care Act, Pub. L. No. 110-148 and the Health Care Education Reconciliation Act of 2010, Pub. L. No. 110-152, all as amended, and all implementing regulations, and (ii) all Healthcare Regulatory Authorizations, including all requirements of FDA, DEA, Health Canada, EMA and all other Healthcare Regulatory Authorities, that are applicable to the Company Entities, or by which any property, product, service or other Asset of a Company Entity (including, without limitation, any Company Product Candidates) is bound or affected.

(b)          Since July 1, 2012, no Company Entity has received any written notification of any pending or, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or revocation of any certificate of accreditation issued by an FDA or CMS recognized accrediting organization, revocation of any State, Provincial or Federal license or permit, suspension, exclusion, suspension of payments, imposition of prepayment review, corrective action plan, civil money penalties, arbitration or other action from any Healthcare Regulatory Authority.

(c)          Since July 1, 2012, the Company Entities have held all Healthcare Regulatory Authorizations required for the conduct of their respective businesses, and all such Healthcare Regulatory Authorizations are in full force and effect. No event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of the holder of any such Healthcare Regulatory Authorization.

(d)          Section 2.16(d) of the Company Disclosure Schedule contains a complete and accurate list of all of the Company Product Candidates of the Company Entities, listing, where applicable, those Company Product Candidates for which the Company Entities have applied for or have authorization or clearance through inaction to test the product in human subjects (“Human Testing Authorization”) according to applicable regulations and listing the type of application made. For those Product Candidates listed in Section 2.16(d) of the Company Disclosure Schedule as having Human Testing Authorization, such Human Testing Authorization has not been revoked or rescinded. No notification has been received by any Company Entity or licensee of a Company Entity from any Regulatory Authority that would reasonably be expected to preclude the Company from continuing to test such Company Product Candidates, nor is any Company Entity or licensee of any Company Entity aware of any event or set of events that reasonably precipitate a Company Entity, licensee of Company Entity, contract research organization, institutional review board, data safety monitoring board, or Healthcare Regulatory Authority from suspending or placing on hold any human testing that involves any Company Product Candidates. No applications or notifications made or other materials submitted by the Company Entities or licensee of a Company Entity to any Regulatory Authority contained an untrue statement of material fact, or omitted to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading on a material matter (in the case of a licensee of a Company Entity, as the foregoing relate to a Company Entity or Company Product).

(e)          There are no facts or circumstances that the Company has concluded, or that reasonably could be concluded, are or could be reasonably likely to have a material adverse effect on the continued supply (either for clinical or commercial purposes) of the active ingredients or raw materials necessary to produce the Company Product Candidates.

(f)           Section 2.16(f) of the Company Disclosure Schedule contains a complete and accurate list of all of the Company Entities’ research programs relating to any Company Product Candidates conducted by the Company Entities’ or on their behalf, ongoing immediately prior to the date of this Agreement.

(g)          No Company Entity has received any material written information from any Healthcare Regulatory Authority with jurisdiction over the development, marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of Company Product Candidates which would reasonably be expected to lead to the revocation, withdrawal, or denial of any application for marketing approval before such Healthcare Regulatory Authority.

(h)          The Company has made available to Parent and CaymanCo all material reports, documents, claims, notices, filings, minutes, transcripts, recordings and other material correspondence between a Company Entity, or licensee of a Company Entity, on the one hand, and any Healthcare Regulatory Authority, on the other hand (in the case of a licensee of a Company Entity, as the foregoing relate to a Company Entity or Company Product Candidate).

(i)           All material reports, documents, claims, applicable registration files and dossiers, notices and similar filings required to be filed, maintained, or furnished to any Healthcare Regulatory Authority by a Company Entity have been so filed, maintained or furnished and, to the Knowledge of the Company, were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(j)           All clinical and pre-clinical studies conducted by or on behalf of or sponsored by a Company Entity, or in which a Company Entity or a Company Product Candidate has participated, including, without limitation, all studies conducted by or on behalf of or sponsored by Eli Lilly or any other third party with respect to any Company Product Candidate, were and, if still pending, are being conducted in accordance with all internal health, safety and environmental guidelines and standards of the Company or the Company Subsidiaries, any and all applicable trial protocols, standard medical and scientific research procedures and all applicable Laws, including, but not limited to, compliance with the requirements of Good Laboratory Practice (21 C.F.R. pt. 58) and FDA regulations relating to Good Clinical Practice and Clinical Trials (including 21 C.F.R. pt. 312 and all requirements relating to protection of human subjects contained in 21 C.F.R. pts. 50, 54, and 56), any relevant current International Conference on Harmonisation (ICH) guidance documents, and all similar local, state, federal, EU and other foreign Laws or Regulatory Authorities’ requirements, and any adverse event reporting requirements of any of the foregoing. No Company Entity has received any written notices, correspondence or other communication from any Healthcare Regulatory Authority requiring the termination or suspension of any clinical trials conducted by, or on behalf of, a Company Entity, or in which a Company Entity has participated.

(k)          All manufacturing operations conducted by or, to the Knowledge of the Company, for the benefit of the Company Entities, whether domestic or foreign, including, without limitation, any such manufacturing operations by Eli Lilly or any other third party with respect to any of the Company Product Candidates, have been, and are being, conducted in material compliance with the FDA’s current Good Manufacturing Practice regulations for drug and biological products, including, without limitation, the relevant current International Conference on Harmonization (ICH) guidance documents (including, without limitation, the ICH Guidance Q7A Good Manufacturing Practices Guidance for Active Pharmaceutical Ingredients), 21 C.F.R. pts. 210, 211, 606 and 610, and all similar local, state, federal, EU and other foreign Laws or Healthcare Regulatory Authorities’ requirements.

(l)           (i) Neither the Company nor any of the Company Subsidiaries has received any Form FDA 483, notice of adverse finding, warning letters, untitled letters or other notices alleging that any Company Entity has failed to comply with any applicable Law or comparable notice from another Healthcare Regulatory Authority, and (ii) there is no action or proceeding pending or, to the Knowledge of the Company, threatened by any such Healthcare Regulatory Authority, contesting the approval of, the uses of, or the labeling (if any) or promotion of, or otherwise alleging any violation of Law with respect to, a product if any, manufactured, distributed, marketed, or proposed to be marketed by or on behalf of the Company or the Company Subsidiaries.

(m)         Neither the Company nor any of the Company Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation regarding the Company, the Company Subsidiaries, or their products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or otherwise. Neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has committed or been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in a material debarment or exclusion of the Company is pending or, to the Knowledge of the Company, threatened, against the Company or, to the Knowledge of the Company, any of its directors, officers, employees or agents.

(n)          The Company has made available to Parent and CaymanCo all information Known to the Company with respect to the safety or efficacy of the Company Product Candidates.

(o)          No clinical hold, suspension or termination of a clinical study has been ordered by FDA under 21 C.F.R. § 312.42 or § 312.44, or by any other Regulatory Authority on any clinical trial of a product of the Company Entities, and no such clinical trial has otherwise has been suspended or terminated by any person (including the Company or the Company Subsidiaries) prior to completion.

(p)          No Company Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that the Company believes is reasonably likely to materially impede or delay receipt of any Governmental Approvals or any other Consents necessary to consummate the Arrangement or the other transactions contemplated by this Agreement.

(q)          No Company Entity is an “applicable manufacturer” as that term is used in the regulations implementing the Sunshine Act (Social Security Act § 1128G) at 42 C.F.R. §§ 403.900 - 403.914.

2.17        Real Property.

No Company Entity has any Owned Real Property and the Company or a Company Subsidiary has a valid leasehold interest in all of its Leased Real Properties, free and clear of all Liens and Encumbrances (other than Permitted Encumbrances). The Real Property is sufficient to conduct the Company’s and the Company’s Subsidiaries’ respective businesses as currently conducted in all material respects. The Company has delivered to Parent a true and complete copy of each Lease to each Leased Real Property of the Company and the Company’s Subsidiaries, and each amendment thereto, a true and complete list of which is set forth in Section 2.17 of the Company Disclosure Schedule. Except as may be limited by the Bankruptcy and Equity Exception, all such Leases are valid and in full force and effect against the Company or any Company Subsidiary party thereto and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, to the Company’s Knowledge, under any of such Leases, any existing Default by the Company or any Company Subsidiary which would result in the termination of such Leases. With respect to each Lease, (a) the Company or Company Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein and (b) there are no Liens or Encumbrances (other than Permitted Encumbrances) on the estate or interest created by such Lease. Neither the Company nor any Company Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

2.18        Material Contracts.

Each Company Material Contract is valid and binding on the Company and any of the Company Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms (and not as a result of a default by the Company). The Company and each Company Subsidiary, and, to the Knowledge of the Company, any other party thereto, has performed in all material respects all obligations required to be performed by it under each Company Material Contract. There is no Default under any Company Material Contract by the Company or any Company Subsidiary, or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a Default thereunder by the Company or any Company Subsidiary or to the Knowledge of the Company, by any other party thereto.

2.19        Insurance.

The Company maintains for itself and the Company Subsidiaries insurance policies covering the Company’s property and equipment and director and officer liability in such amounts, with such deductibles and against such risks and losses as, in its judgment, are reasonable for the business and assets of the Company and the Company Subsidiaries. All of such insurance policies are in full force and effect and neither the Company nor any Company Subsidiary is in material default with respect to its obligations under any of such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, as of the date hereof, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any insurance policy of the Company and the Company Subsidiaries during the period of one year prior to the date hereof.

2.20        Related Party Transactions.

No current officer, director, Affiliate shareholder or other related person of the Company is a party to any material agreement, contract, commitment or transaction with the Company or the Company Subsidiaries or has any material interest in any material property used by the Company or the Company Subsidiaries or is a Person that is a party to any Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Securities Act. For the purposes of this Section 2.20, the term “related person” shall have the meaning ascribed to such term in Item 404 of Regulation S-K of the Securities Act.

2.21        U.S. Export and Import Controls.

(a)          The Company and each of the Company Subsidiaries are and, to the Knowledge of the Company have been, in compliance in all material respects with applicable Canadian and United States export control and import laws, and with Canadian and United States Laws governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq.), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R. § 730 et. seq.), the Foreign Trade Regulations (15 C.F.R. Part 30) and all rules, regulations and executive orders relating to any of the foregoing, and the laws administered by the Office of Foreign Assets Controls of the United States Department of the Treasury, and the laws administered by United States Customs and Border Protection (collectively, the “Export Control and Import Laws”).

(b)          Since July 1, 2012, neither the Company nor any of the Company Subsidiaries has received any written communication from any Governmental Entity that alleges that the Company or any Company Subsidiary or any agent or employee thereof has materially violated, is not in material compliance with, or has any material liability under, any Export Control and Import Law.

(c)          Neither the Company nor any Company Subsidiaries has since July 1, 2012 made, or currently intends to make, any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any material potential violation or liability of the Company or any Company Subsidiary arising under or relating to any Export Control and Import Laws.

(d)          To the Knowledge of the Company, since July 1, 2012, there have been no investigations or administrative enforcement actions, pending or closed by any Governmental Entity with respect to any potential material violation or liability of the Company or any Company Subsidiary arising under or relating to any Export Control and Import Laws.

2.22        Questionable Payments.

Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any Company Subsidiary has (a) used any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, as amended, or any similar Law; or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.23        Anti-Takeover Provisions.

There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or otherwise bound. The Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Arrangement, and inapplicable to Parent and the Company’s capital stock in connection with this Agreement and the transactions contemplated hereby, including the Arrangement, any and all “fair price,” “moratorium,” “control share acquisition,” “takeover” and other similar Laws, including Multilateral Instrument 62-104-Take-Over Bids and Issuer Bids of the Canadian Securities Administrators (collectively, the “Anti-takeover Laws”), and no such Anti-takeover Laws apply or will apply to this Agreement and the transactions contemplated hereby, including the Arrangement.

2.24        Opinion of Financial Advisor.

The Board has received the verbal or written opinion of KPMG LLP (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Consideration to be received in the Arrangement by the Company Shareholders is fair, from a financial point of view, to such holders (other than any Parent Entity or any of their respective Affiliates), and such opinion has not been modified or withdrawn as of the date of this Agreement.

2.25        Brokers and Finders.

Except for the Company Financial Advisor, the fees of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Arrangement and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary or Affiliate. The Company has made available to Parent and CaymanCo a true and complete copy of the engagement letter (including any amendments thereto) with the Company Financial Advisor, which engagement letter (as so amended, if applicable) sets forth all of the fees of the Company Financial Advisor payable by the Company in connection with the Arrangement and the other transactions contemplated hereby.

2.26        Bank Accounts.

Section 2.26 of the Company Disclosure Schedule sets forth a true, correct and complete list of: (a) each bank, savings and loan or similar financial institution with which any Company Entity has an account or safety deposit box or other arrangement, including the use of any such accounts maintained by another Person, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Company Entity thereat; (b) the names of all Persons authorized to draw on any such account or to have access to any such safety deposit box facility or such other arrangement; and (c) any outstanding powers of attorney executed by or on behalf of the Company Entity in respect of any such account, safety deposit box or other arrangement.

Article 3
Representations and Warranties of Parent and Caymanco

Parent and CaymanCo represent and warrant to the Company that, except as disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (including the exhibits thereto) or in any Parent SEC Document filed subsequent to such Form 10-K but prior to the date of this Agreement, but without giving effect to any amendment to any such Parent SEC Document filed on or after the date of this Agreement and excluding any disclosures set forth in any section entitled “risk factors” or constituting “forward-looking statements” or any other statements that are similarly cautionary, predictive or forward-looking in nature, except, in each case, other than historical information contained therein:

3.1          Organization, Standing and Power.

(a)          Parent is a corporation duly incorporated and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its Assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the Assets owned or leased by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          CaymanCo is a corporation duly incorporated and validly existing under the Laws of the Cayman Islands and has all requisite corporate power and authority necessary to own or lease all of its Assets and to carry on its business as it is now being conducted. CaymanCo is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the Assets owned or leased by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. CaymanCo is a wholly owned subsidiary of Parent.

3.2          Authority; Noncontravention; Voting Requirements

(a)          Each of Parent and CaymanCo has all necessary corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder and to consummate the Arrangement and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and CaymanCo of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby by Parent and CaymanCo have been duly and validly authorized by their respective boards of directors and no other corporate proceedings or approvals on the part of Parent or CaymanCo are necessary to authorize the execution, delivery and performance by each of Parent and CaymanCo of this Agreement or the consummation by Parent and CaymanCo of the transactions contemplated hereby (other than, with respect to the Arrangement, the filing of the Plan of Arrangement). Each of Parent and CaymanCo has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties thereto, such agreements constitute valid and binding obligations of each of Parent and CaymanCo, as applicable, enforceable against each of them in accordance with their respective terms, subject, in each case, to the Bankruptcy and Equity Exception.

(b)          Neither the execution and delivery of this Agreement by Parent or CaymanCo, nor the consummation of the Arrangement and the other transactions contemplated hereby by Parent and CaymanCo, as applicable, nor compliance by each of Parent and CaymanCo, as applicable, with any of the terms or provisions hereof, as applicable, will (i) conflict with or violate any provision of the Organizational Documents of Parent or CaymanCo, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 2.5, Section 3.2 and the Required Company Vote are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 2.5 and Section 3.2 are made and any applicable waiting periods referred to therein have expired, conflict with or violate any Law, judgment, writ or injunction of any Governmental Entity applicable to Parent or CaymanCo or by which any of their Assets are bound or affected, or (iii) result in any breach of or constitute a Default under, result in the loss of a benefit under or give rise to any right of termination, amendment, acceleration, payment or cancellation of any Contract to which any Parent Entity is a party, or result in the creation of a Lien on any of the Assets of Parent or CaymanCo, other than, in the case of clauses (ii) or (iii), as would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect.

3.3          Required Filings and Consents.

Except for the Governmental Approvals, no consents or approvals of, Permits from or filings, declarations or registrations with, any Governmental Entity are necessary for the execution and delivery of this Agreement by Parent and CaymanCo and the consummation by Parent and CaymanCo of the Arrangement and the other transactions contemplated hereby, other than as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or materially delay or materially impair the ability of Parent or CaymanCo to consummate the transactions contemplated hereby.

3.4          Capital Stock.

(a)          The authorized capital stock of Parent consists of (i) 750,000,000 shares of Parent Common Stock, of which 548,258,171 shares were issued and 547,698,295 shares were outstanding at the close of business on June 28, 2016, and (ii) 10,000,000 shares of preferred stock of Parent, of which no shares were issued and outstanding at the close of business on June 28, 2016. Upon any issuance of any shares of Parent Common Stock in accordance with the terms of the Parent Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.

(b)          All of the issued and outstanding shares of Parent Common Stock are, and all of the shares of Parent Common Stock to be issued in exchange for Company Shares upon consummation of the Arrangement, when issued in accordance with the terms of this Agreement, will be duly and validly issued and outstanding and fully paid and nonassessable under the General Corporation Law of the State of Delaware. None of the shares of Parent Common Stock to be issued in exchange for Company Shares upon consummation of the Arrangement will be issued in violation of any preemptive rights.

3.5          SEC Filings; Financial Statements.

(a)          Parent has timely filed all SEC Documents required to be filed by Parent since January 1, 2014 (the “Parent SEC Reports”). The Parent SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the U.S. Securities Laws and other applicable Laws, except to the extent updated, amended, restated or corrected by a subsequent SEC Document filed or furnished to the SEC by Parent and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the mailing of such proxy statement) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, (A) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Reports and (B) to the Knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation, other than, in the case of clauses (A) or (B), as would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect. No Parent Subsidiary is required to file any SEC Documents.

(b)          Each of the Parent Financial Statements (including, in each case, any related notes) contained in the Parent SEC Reports, including any Parent SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis for the periods presented (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X), and presented fairly in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

(c)          Since January 1, 2014, Parent and each Parent Entity has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the Parent SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(d)          Parent has designed and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP applied on a consistent basis.

3.6          Absence of Undisclosed Liabilities.

Since December 31, 2015, no Parent Entity has incurred any Liability, except (i) such Liabilities incurred in the ordinary course of business consistent with past practice, (ii) in connection with this Agreement and the transactions contemplated hereby, (iii) such Liabilities that are accrued or reserved against in the unaudited consolidated balance sheets of Parent as of March 31, 2016, included in the Parent SEC Reports, or (iv) as is not reasonably likely to have a Parent Material Adverse Effect.

3.7          Absence of Certain Changes or Events.

(a)          Since December 31, 2015, there has not been any state of facts, change, event, effect or occurrence that has had, or that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Since December 31, 2015, Parent has carried on its businesses only in the ordinary course consistent with past practices.

3.8          Intellectual Property.

(a)          Parent and the Parent Subsidiaries (i) own all right, title and interest in and to the Parent Owned Intellectual Property material to the conduct of the Parent Entities’ business taken as a whole or (ii) are licensed or otherwise possess sufficient right to use and enforce all Parent Owned Intellectual Property, other than, in the case of clauses (i) or (ii) as would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect.

(b)          To the Knowledge of Parent, Parent has taken reasonable precautions customary in the territory and industry in which Parent operates to protect the secrecy, confidentiality, and value of its material Trade Secrets that it intends to maintain as trade secrets under applicable Laws.

(c)          To the Knowledge of Parent, no material Parent Owned Intellectual Property right will terminate or cease to be a valid right of a Parent Entity by reason of the execution and delivery of this Agreement by Parent and CaymanCo, or the performance of their respective obligations hereunder, or the consummation by Parent and CaymanCo of the transactions contemplated by this Agreement.

3.9          Compliance with Laws.

Since January 1, 2014, the Parent Entities have been and currently are in compliance in all material respects with all Laws and all Orders, in each case applicable to any Parent Entity. Since January 1, 2014, each Parent Entity has held and currently holds all material Permits reasonably necessary for the conduct of their respective businesses as they are now being conducted and such Permits are valid and in full force and effect. No revocation or cancellation of any such material Permit is, to the Knowledge of Parent, pending, and since January 1, 2014 no Parent Entity has received any written, or to the Knowledge of the Company, oral, notice from any Governmental Entity threatening to revoke or cancel any such Permit or threatening any adverse action with respect to any such Permit. Each Parent Entity is in compliance with the terms of all such material Permits.

3.10        Governmental Approvals.

No Parent Entity or, to the Knowledge of Parent, any Affiliate thereof has taken or agreed to take any action, and Parent does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to materially impede or delay receipt of any of the Governmental Approvals.

3.11        Litigation.

As of the date hereof, there is no Litigation instituted or pending, or, to the Knowledge of Parent, threatened against Parent or its Assets that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor CaymanCo nor any of their respective Assets is subject, or, to the Knowledge of Parent, threatened to be subject, to any outstanding Order that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.12        Information Supplied.

(a)          None of the information supplied or to be supplied by or on behalf of Parent or CaymanCo and included or incorporated by reference in (i) the Company Circular to be mailed to the Company’s shareholders including any amendment or supplement thereto or (ii) any documents to be filed by Parent or any of its Affiliates with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby (including the Required Filings) will, at the respective time such documents are filed, and, with respect to the Company Circular, when first mailed to the shareholders of the Company and at the time of the Company shareholder meeting to consider the Arrangement, contain any misrepresentation or untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          All documents that Parent is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law, including the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

3.13        Brokers and Finders.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Parent in connection with this Agreement or the transactions contemplated hereby.

3.14        Ownership of CaymanCo.

As of the date of this Agreement, Parent directly owns all of the outstanding capital stock of CaymanCo.

Article 4
Conduct of Business Pending Consummation

4.1          Affirmative Covenants of the Company.

From the date of this Agreement until the earlier of the Effective Time, or the termination of this Agreement in accordance with Section 6.1, except as contemplated or permitted by this Agreement, as set forth on the Company Disclosure Schedule, as required by applicable Law, or unless the prior written consent of Parent shall have been obtained (which shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each Company Subsidiary to: (a) operate its business in the ordinary course consistent with past practice; (b) use its reasonable efforts to preserve intact its business organization and material Assets and maintain its rights and franchises and keep available the services of present employees, consultants, independent contractors and executive officers of the Company and the Company Subsidiaries; (c) notify Parent promptly (i) after receipt of any material communication (written or oral) between the Company or any of the Company Subsidiaries, on the one hand, and any Healthcare Regulatory Authority, on the other hand, or inspections of any clinical trial site and before giving any material submission to any Healthcare Regulatory Authority, and (ii) prior to making any material change to a study protocol, adding any new trials, making any material change to a new drug trial application or clinical trial application, or making a material change to the development timeline for any Company Product Candidate; and (d) take no action that would reasonably be likely to (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby; or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

4.2          Negative Covenants of the Company.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 6.1, unless the prior written consent of Parent shall have been obtained (which consent shall not be unreasonably withheld, conditioned or delayed), except as set forth in Section 4.2 of the Company Disclosure Schedule, except as otherwise expressly contemplated herein, and except as required by applicable Law, the Company covenants and agrees that it will not do or agree or commit to do, or permit any of the Company Subsidiaries to do or agree or commit to do, any of the following:

(a)          amend the Organizational Documents of any Company Entity;

(b)          incur any debt obligation or other obligation for borrowed money (other than (i) indebtedness of one wholly owned Company Entity to another wholly owned Company Entity and (ii) trade payables incurred in the ordinary course of business) (for the Company Entities on a consolidated basis), or impose, or suffer the imposition, on any material Asset of any Company Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Company Disclosure Schedule);

(c)          repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under the Company Option Plan), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Company Entity;

(d)          (i) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional Company Shares (other than the issuance of Company Shares issued upon the exercise of Company Options outstanding on the date hereof in accordance with the Company Option Plan or in connection with the replacement of certificates evidencing Company Shares, which certificates were lost or destroyed) or any other capital stock of any Company Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right, (ii) accelerate the exercisability of any share of restricted stock, option, warrant or other right to purchase Company Shares or any other capital stock of any Company Entity, other than the acceleration of the vesting of Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Option Plan or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of the capital stock of any Company Entity (other than any dividend or distribution payable by any Company Subsidiary to another Company Subsidiary or to the Company);

(e)          adjust, split, combine or reclassify any capital stock of any Company Entity or issue or authorize the issuance of any other securities in respect of or in substitution for Company Shares, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Company Subsidiary (unless any such shares of stock are sold or otherwise transferred to another wholly owned Company Entity) or (ii) any Asset having a book value in excess of $100,000 other than in the ordinary course of business consistent with past practice;

(f)           (i) except for purchases of U.S. Treasury securities, U.S. Government agency securities or their Canadian equivalent, which in each case have maturities of three (3) years or less, purchase any securities or make any material investment, whether by purchase of stock or securities, contributions to capital, Asset transfers, loans or advances, or purchase of any Assets, in any Person other than a wholly owned Company Subsidiary, or otherwise acquire direct or indirect control over any Person or (ii) merge, consolidate or adopt a plan of liquidation;

(g)          (i) enter into any new line of business or make or agree to make any new capital expenditures that, in the aggregate, are in excess of $100,000 or (ii) dispose of, grant, obtain or permit to lapse any material rights in any Company Intellectual Property or dispose of or disclose to any Person, except pursuant to confidentiality obligations or requirements of Law, other than to Representatives of Parent, any material Trade Secret;

(h)          (i) except as required by the terms of any Plan or Contract (as in effect on the date hereof) or pursuant to requirements of Law, (A) increase the benefits available to any current or former executive officer or director; (B) increase the base salary, wages or bonus opportunity of any current or former executive officer or director of the Company, except for an increase in bonus of not more than ten percent (10%) of the target bonus set forth in any employment agreement or established by the Board or any committee thereof for any current employee, executive officer or director in the ordinary course of business consistent with past practice; or (C) grant any severance, bonus, termination pay, equity or equity-based awards to any current or former executive officer or director of the Company other than as required by any employment agreement or pursuant to any Plan established prior to the date of this Agreement; (ii) establish, adopt, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, or any Plan, except as required to comply with requirements of Law; (iii) terminate without “cause” any executive officer; (iv) except for the hiring or engagement of non-officer employees or individual independent contractors who have aggregate annual compensation that is not in excess of $50,000, hire or engage any employee or individual independent contractor of the Company; or (v) forgive or discharge in whole or in part any outstanding loans or advances to any present or former director, officer, employee, individual consultant or independent contractor of the Company;

(i)           (i) make or change any material Tax election, (ii) file any materially amended Tax Return, (iii) settle any material Tax claim or assessment relating to the Company Entities, or (iv) surrender any right to claim a refund of material Taxes;

(j)           make any material change in any accounting methods or policies or systems of internal accounting controls, except as may be required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

(k)          except to the extent expressly permitted by Section 4.7, take any action that is intended or would reasonably be expected to result in any of the conditions to the Arrangement set forth in Article 5 not being satisfied;

(l)           except in the ordinary course of business, enter into, modify, amend or terminate any Company Material Contract or waive, release, compromise or assign any material rights or claims with respect to any Company Material Contract;

(m)         commence, settle or compromise any pending or threatened Litigation except with respect to compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $50,000 individually or $100,000 in the aggregate;

(n)          pay, discharge or satisfy any material Liabilities, other than the payment, discharge or satisfaction of Liabilities in the ordinary course of business consistent with past practice;

(o)          terminate or allow to lapse, or modify in any material respect, any material insurance policy; or

(p)          agree or commit to do any of the foregoing.

4.3          Covenants of Parent and CaymanCo.

(a)          From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 6.1, unless the prior written consent of Company shall have been obtained (which consent shall not be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated herein or as set forth in Parent’s Disclosure Schedule, Parent covenants and agrees that it shall and shall cause each of the Parent Subsidiaries to (x) operate its business in the ordinary course, and (y) use its reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises; provided, that the foregoing shall not prevent any Parent Entity from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Parent, desirable in the conduct of the business of the Parent Entities. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 6.1, Parent further covenants and agrees that it will not do or agree or commit to do, or permit any of the Parent Entities to do or agree or commit to do, any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, or as otherwise contemplated herein:

(i)          amend the Organizational Documents of Parent or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect the Company or the holders of Company Shares relative to other holders of Parent Common Stock;

(ii)         take any action that would reasonably be expected to result in any of the conditions to the Arrangement set forth in Article 5 not being satisfied;

(iii)        take any action that would result in CaymanCo not being directly or indirectly wholly owned by Parent for United States income tax purposes;

(iv)        take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Acquisition from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(v)         agree to take, make any commitment to take, or adopt any resolutions of Parent’s board of directors in support of, any of the actions prohibited by this Section 4.3.

(b)          Parent covenants and agrees that it will contribute to CaymanCo, at or prior to the Effective Time, the requisite number of shares of Parent Common Stock to satisfy the Consideration pursuant to the Plan of Arrangement.

4.4          Notification of Certain Matters.

(a)          Each of Parent and CaymanCo on one hand, and the Company on the other hand, agrees to promptly notify the other Party upon becoming aware of (i) any notice or other communication from any Person alleging that the consent of such Person may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (iii) any Litigation instituted or threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against such Party or any its directors, officers or Affiliates, including by any stockholder of such Party, before any Governmental Entity, relating to or involving or otherwise affecting such Party or any of the Company Subsidiaries, which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Parent shall have the right to be consulted with respect to the defense of any such Litigation; provided, that subject to Section 4.14, the Company shall retain the sole right and complete discretion to determine its own course of conduct with respect to any such Litigation.

(b)          The Company agrees to promptly notify Parent upon becoming aware of (i) any facts or circumstances which could result in a decision from a court, patent office, or other regulatory agency rendering any Company Intellectual Property invalid or unenforceable or (ii) any facts or circumstances, that would, or would reasonably be expected to, affect the validity or enforceability of any Company Intellectual Property or impair or constitute an Encumbrance on the Company’s ability to transfer any Company Intellectual Property.

4.5          No Control of Other Party’s Business; Other Actions.

Nothing contained in this Agreement is intended to give Parent the right to control or direct any of the Company Entities’ operations prior to the Effective Time. Prior to the Effective Time, the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

4.6          Application for Interim Order; Preparation of Company Circular; Company Meeting; Application for Final Order.

(a)          Each of Parent and the Company shall promptly provide to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Company Circular, the Interim Order, the Final Order and any Required Filing pursuant to this Section 4.6, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Company Circular, the Interim Order, the Final Order and any Required Filing. The Parties shall promptly provide copies, consult with each other and cooperate in the preparation of written responses with respect to any written comments received from the Court, any Canadian Securities Authorities or the SEC with respect to the Company Circular, the Interim Order, the Final Order or any Required Filing and promptly advise one another of any oral comments received from the Court, any Canadian Securities Authorities or the SEC. The Company Circular and any Required Filing shall, at the time of the Company Meeting comply as to form in all material respects with the Ontario Securities Act and the Exchange Act and the rules and regulations promulgated by the Ontario Securities Commission and the SEC, as applicable, thereunder. Parent and its Representatives shall be given a reasonable opportunity to review the Company Circular prior to the Company Circular being printed and filed, and reasonable consideration shall be given to any comments made by Parent and its Representatives.

(b)          Parent and the Company shall make all required filings with respect to the Arrangement and the transactions contemplated hereby under the Ontario Securities Act, the Securities Act and the Exchange Act, the rules of any stock exchange on which Parent’s securities or the Company’s securities are listed, including the TSX and the NASDAQ, applicable state securities and “blue sky” Laws and any applicable foreign securities Laws or with any foreign securities authorities. Each Party will advise the other, promptly (but in any event within one (1) Business Day) after it receives notice thereof, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Arrangement for offering or sale in any jurisdiction, any request by the Court, any Canadian Securities Authorities or the SEC for amendment of the Company Circular, the Interim Order, the Final Order or any Required Filing or comments thereon and responses thereto or requests by the Court, the applicable Canadian Securities Authorities or the SEC for additional information. No amendment or supplement to the Company Circular, the Interim Order, the Final Order or any Required Filing shall be filed without the approval of both Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided, that with respect to documents filed by a Party which are incorporated by reference in the Company Circular, the Interim Order, the Final Order or any Required Filing, this right of approval shall apply only with respect to information relating to the other Party or its business, financial condition or results of operation.

(c)          The Company and Parent shall cooperate with each other and each shall use (and shall cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement in connection with the Arrangement and the other transactions contemplated hereby as soon as practicable, including, without limitation, preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings, and all other Consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained. Each of the Company and Parent shall also prepare and file with the applicable Canadian Securities Authorities and the SEC, as applicable, any other document, schedule or statement required to be filed by such Party (a “Required Filing”).

(d)          Each Party shall use its reasonable best efforts to ensure that the information supplied or to be supplied by such Party specifically for inclusion or incorporation in the Company Circular, the Interim Order or the Final Order does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Each Party shall use its reasonable best efforts to ensure that the information supplied or to be supplied by such Party specifically for inclusion or incorporation in any Required Filing, at the time any such Required Filing is filed with the applicable Canadian Securities Authorities or the SEC, as applicable, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

4.7          No Solicitation.

(a)          The Company shall not, nor shall it authorize or permit any of its Affiliates to, and shall not authorize or permit its and its Affiliates’ respective Representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage or otherwise take any action to facilitate any inquiries regarding, or the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, the submission of any Company Acquisition Proposal, or, (ii) subject to Section 4.7(b), conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the Assets of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Company Acquisition Proposal, or (iii) subject to Section 4.7(b), approve, endorse or recommend any Company Acquisition Proposal, or (iv) subject to Section 4.7(b), enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (in each case, whether or not binding) relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”), or (v) subject to Section 4.7(b), grant any waiver, amendment or release under any standstill or confidentiality agreement or any Anti-takeover Laws or otherwise fail to enforce any of the foregoing (it being understood that the Company shall immediately take all steps reasonably within its power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions), or (vi) resolve or agree to do any of the foregoing. Subject to Section 4.7(b), neither the Board nor any committee thereof shall make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or CaymanCo, the Company Board Recommendation, or recommend a Company Acquisition Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the Company Shares within five (5) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Change of Recommendation”). The Company shall, and shall cause its Affiliates to, cease immediately and cause to be terminated, and shall not authorize or permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Company Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Affiliates to return or destroy (and confirm destruction of) all such information, subject to Section 4.7(b), and shall terminate access of all Persons (other than Parent, the Company and their respective Affiliates and Representatives) to any “data room” with respect to any Company Acquisition Proposal.

(b)          Notwithstanding the provisions of Section 4.7(a), prior to the receipt of the Required Company Vote, the Board, directly or indirectly through any Representative, may, subject to Section 4.7(c) and provided that the Company has complied with Section 4.7(a) with respect to the applicable third party, (i) participate in negotiations or discussions with such third party that has made a bona fide, unsolicited Company Acquisition Proposal that the Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal, and the Company, its Affiliates and its and its Affiliates’ Representatives may enter into an Acceptable NDA with such third party and (ii) furnish to such third party information relating to the Company or any of its Subsidiaries; provided, that all material non-public information provided to such person has previously been provided to Parent prior to or is provided to Parent contemporaneously with the provision to such Person, but in each case referred to in the foregoing clauses (i) and (ii), (A) only if the Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable Law and (B) such third party executes a confidentiality agreement that constitutes an Acceptable NDA. Nothing contained in this Section 4.7 shall prevent the Board from disclosing to the Company’s shareholders any other disclosure required by applicable Law, if the Board determines in good faith, after consultation with the Company’s outside legal counsel, that failure to disclose such position would result in a violation of applicable Law. Any public disclosure by the Company relating to a Company Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board expressly publicly reaffirms its approval or recommendation of this Agreement and the Arrangement in such disclosure, or in the case of a “stop, look and listen” or similar communication, in a subsequent disclosure on or before the earlier of (i) the last day of the ten (10) business day period under Rule 14d-9(f) under the Exchange Act and (ii) two (2) Business Days before the Company Meeting. Notwithstanding any other provision hereof, the Company shall be permitted to comply with Multilateral Instrument 62-104 – Take-over Bids and Issuer Bids and similar provisions under applicable Law in Canada relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to the Company Securityholders.

(c)          The Company shall notify Parent promptly (but in any event within twenty-four (24) hours and prior to engaging in any of the actions under Section 4.7(b)) of (i) any Company Acquisition Proposal, (ii) any initial request for non-public information concerning the Company or any Company Subsidiary from any Person or group who would reasonably be expected to make a Company Acquisition Proposal, or (iii) any initial request for discussions or negotiations from any Person or group who would reasonably be expected to make, or has made, a Company Acquisition Proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Company Acquisition Proposal, request, or inquiry and provide copies of any written proposals, draft agreements and all draft or executed financing commitments and related documentation. The Company shall keep Parent promptly informed of the status of any such Company Acquisition Proposal, including any changes to the timing, amount or form of consideration, conditionality or other material terms of (or any other material developments with respect to) any Company Acquisition Proposal, request, or inquiry including by promptly, and in any event no later than forty-eight (48) hours after receipt by the Company or any of its Representatives, providing to Parent copies of any additional or revised written proposals, requests, inquiries, draft agreements and all draft or executed financing commitments and related documentation. The Company agrees that it and its Representatives will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information or materials to Parent in accordance with, or otherwise complying with, this Section 4.7.

(d)          Except as set forth in this Section 4.7(d), the Board shall not make any Change of Recommendation or enter into (or permit any Company Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement but provided that the Company shall at all times be in compliance with Section 4.7(a), at any time prior to the receipt of the Required Company Vote, the Board may, in response to a Superior Proposal, make a Change of Recommendation or enter into (or permit any Company Subsidiary to enter into) a Company Acquisition Agreement if, (i) the Board, prior to effecting the Change of Recommendation, provides Parent five (5) Business Days prior written notice of its intention to take such action, which notice shall include a description in reasonable detail of such Superior Proposal, (ii) the Company is and remains in compliance with this Section 4.7 during the five (5) Business Days following such written notice, the Board and, if requested by Parent, its Representatives have negotiated in good faith with Parent regarding any revisions to the terms and conditions of the transactions contemplated by this Agreement, including the Arrangement; and (iii) at the end of the five (5) Business Day period described in the foregoing clause (ii), the Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement which Parent has made in a bona fide written proposal), that such Company Acquisition Proposal (if any) continues to constitute a Superior Proposal and the failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law. Any material change to the terms, facts and circumstances relating to the Superior Proposal will be deemed to be a new Superior Proposal, as applicable, for purposes of this Section 4.7 and the Company shall be required to comply again with the requirements of this Section 4.7(d).

(e)          For purposes of this Agreement, (i) “Company Acquisition Proposal” means any unsolicited offer or proposal made by a Person or group at any time after the date hereof that would result in such Person or group acquiring, directly or indirectly, beneficial ownership (with respect to securities, within the meaning of Section 13(d) of the Exchange Act) of at least fifteen percent (15%) (based on the fair market value thereof) of the Assets of, equity interest in, or business of, the Company and the Company Subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation, license, share exchange, business combination, tender offer, sale of shares of capital stock, sale of assets or other similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Arrangement, and (ii) “Superior Proposal” means any Company Acquisition Proposal that if consummated would result in a Person or group owning, directly or indirectly, (A) one hundred percent (100%) of all classes of outstanding equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (B) one hundred percent (100%) of the Assets of the Company and the Company Subsidiaries (including capital stock of the Company Subsidiaries), taken as a whole, that: (a) the Board determines in good faith (after consultation with its outside legal counsel and financial advisors) is superior, from a financial point of view, to this Agreement and the Arrangement, taking into account all financial, legal, regulatory and other aspects of such proposal and of this Agreement (including the relative risks of non-consummation and any changes to the terms of this Agreement proposed by Parent to the Company); (b) is made available to all of the Company Securityholders on the same terms and conditions; (c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (d) is not subject to any due diligence condition; and (e) the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the Person making such Company Acquisition Proposal.

4.8          Access to Information.

(a)          Upon reasonable notice, the Company shall (and shall cause the Company Subsidiaries to) afford to Parent and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and its Representatives, consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request.

(b)          Each Party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain confidentiality agreement, dated February 9, 2016 (the “Confidentiality Agreement”), between the Company and Parent. No investigation by Parent shall diminish, obviate or prevent Parent’s reliance upon any of the representations, warranties, covenants or agreements of the Company contained in this Agreement.

4.9          Consents; Reasonable Best Efforts.

(a)          The Company and Parent shall cooperate with each other and each shall use (and shall cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Arrangement and the other transactions contemplated hereby as soon as practicable, including, without limitation, preparing and filing as soon as practicable all documentation to effect all necessary undertakings, notices, reports and other filings and to obtain as soon as practicable all Governmental Approvals, and all other Consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity or other third party in order to consummate the Arrangement or any of the other transactions contemplated hereby, including with or from any works council, labor union or similar entity or governing body. Notwithstanding the immediately preceding sentence or anything to the contrary in this Agreement, no Party shall be required to sell, hold separate, divest, or otherwise dispose of any of its Assets, or agree to conduct its business in a particular manner, in order to resolve any objections or suits (or threatened suits) that may be asserted by a Governmental Entity or other third party with respect to the Arrangement or the other transactions contemplated hereby as violative of any Antitrust Law. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege (collectively, “Legal Privilege”), Parent and the Company shall use reasonable best efforts to collaborate in reviewing and commenting on in advance, and to consult the other on, information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in (i) any filing made with, (ii) written materials submitted to, or (iii) oral statements made to, any Governmental Entity or other third party in connection with the Arrangement and the other transactions contemplated hereby. In connection with such collaboration, each of the Company and Parent shall act reasonably and as promptly as practicable. Parent and the Company will communicate with any governmental antitrust authority in respect of the transactions contemplated by this Agreement (other than communications that are not material or relate only to administrative matters) only after having consulted with the other’s advisors in advance and having taken into account any reasonable comments and requests of the other Party and its advisors. Where permitted by the governmental antitrust authority, Parent and Company will allow the other’s advisers to attend all meetings with any governmental antitrust authority or participate in any telephone calls or other such communications (other than meetings, telephone calls or communications that are not material or relate only to administrative matters).

(b)          Subject to applicable Laws and the preservation of any applicable Legal Privilege, the Company and Parent each shall, upon request by the other, use reasonable best efforts to cooperate in obtaining, and furnish the other with all information concerning itself, the Company Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Company Circular, any Required Filing or any other statements, filings, Governmental Approvals, notices or applications made by or on behalf of the Company, Parent or any of their respective Subsidiaries to any Governmental Entity or other third party in connection with the Arrangement and the other transactions contemplated hereby.

(c)          Subject to any confidentiality obligations and the preservation of any Legal Privilege, the Company and Parent each shall use reasonable best efforts to keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of the Company Subsidiaries, from any Governmental Entity or other third party with respect to the Arrangement and the other transactions contemplated hereby.

(d)          Subject to the provisions of Sections 4.7 and 4.9(a), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent and CaymanCo and the Company shall cooperate with each other and use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

4.10        Directors’ and Officers’ Indemnification and Insurance.

(a)          For purposes of this Section 4.10, (i) ”Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, an officer or director of the Company or who was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise, and (ii) ”Proceeding” shall mean any claim, action, suit, proceeding or investigation, whether or not such claim, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b)          From and after the Effective Time, Parent, CaymanCo and the Company shall (i) indemnify and hold harmless against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and the Company Organizational Documents, and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Organizational Documents immediately prior to the Effective Time and ensure that the certificate of incorporation and bylaws of the Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and the Company Subsidiaries than are presently set forth in the Company Organizational Documents. Any right of indemnification of an Indemnified Person pursuant to this Section 4.10(b) shall not be amended, repealed or otherwise modified at any time until six (6) years from the Effective Time in a manner that would adversely affect the rights of such Indemnified Person as provided herein except as required by applicable Law. Without limiting the foregoing, in any case in which approval by Parent, CaymanCo or the Company is required to effectuate any indemnification or advancement of expenses, Parent, CaymanCo or the Company as applicable, shall direct, at the election of the Indemnified Person, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Parent and the Indemnified Person.

(c)          For a period of six (6) years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Person on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Person; provided further, that in satisfying their obligation under this Section 4.10(c), Parent shall not be obligated to pay for coverage for any 12-month period with aggregate premiums for insurance in excess of 200% of the amount (the “Annual Amount”) payable by the Company for 12 months of coverage under its existing directors’ and officers’ liability insurance policies, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for 200% of the Annual Amount. Parent will cause such policies to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Company. In lieu of maintaining such policies, using Parent’s designated insurance agent, the Company may purchase, at or prior to the Effective Time, tail policies to the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policies (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that the Company shall not be obligated to pay for coverage for any 12-month period with aggregate premiums for insurance in excess of 200% of the Annual Amount, it being understood and agreed that the Company shall nevertheless be obligated to provide such coverage as may be obtained for 200% of the Annual Amount.

(d)          The provisions of this Section 4.10 shall survive the consummation of the Arrangement for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and personal representatives; provided, that in the event that any claim or claims for indemnification set forth in Section 4.10 are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

4.11        Press Releases.

The initial press release concerning the Agreement and the Arrangement shall be a joint release and, thereafter, so long as this Agreement is in effect, none of Parent, CaymanCo or the Company will disseminate any press release or other public disclosure materially related to this Agreement, the Arrangement or any other transaction contemplated hereby (except for public disclosure permitted under Section 4.7), without the prior consent of the other Parties hereto; provided, that nothing in this Section 4.11 shall be deemed to prohibit any Party from making any disclosure that its outside legal counsel deems required by Law or the rules or regulations of any applicable securities exchange or Governmental Entity to which the relevant Party is subject or submits, wherever situated, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, further, that each of Parent and the Company may make any public statement in response to specific questions by the press, without obtaining the consent of or consulting with the other Parties hereto, analysts, investors or those attending industry conferences or financial analyst conference calls (without obtaining the consent of or consulting with the other Parties hereto), so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal material, non-public information regarding the other Parties.

4.12        Provincial or State Takeover Laws; Charter Provisions; No Rights Plan.

(a)          The Company and the Board shall take all actions as may be necessary to ensure that no Anti-takeover Law is or becomes applicable to this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement.

(b)          The Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Company Organizational Documents or restrict or impair the ability of Parent or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of the Company that may be directly or indirectly acquired or controlled by them.

(c)          From the date hereof through the earlier of termination of this Agreement and the Effective Time, the Company will not adopt, approve or agree to adopt, a rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Shares, the Arrangement or the other transactions contemplated by this Agreement.

4.13        Employee Benefits and Contracts.

As of the Effective Time (and for at least six months thereafter), Parent shall provide, and cause the Company to provide, pension, welfare and fringe benefits (other than incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) to the employees of the Company and the Company Subsidiaries which when taken as a whole are substantially similar to the pension, welfare and fringe benefits (other than incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are provided to such employees pursuant to Plans on the date of this Agreement. Nothing herein shall require Parent to continue any particular Plan or benefit or prevent Parent from terminating (or causing the termination of) the employment of any employee of the Company or any Company Subsidiary at any time after the Effective Date for any reason (or no reason). The provisions of this Section 4.13 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to constitute an amendment to any Plan or create any right or cause of action in or on behalf of any Person (including, for the avoidance of doubt, any current or former employees, officers, directors or consultants of the Company or any of the Company Subsidiaries), other than the parties hereto.

4.14        Shareholder Litigation.

Each of the Company and Parent shall keep the other Party hereto informed of, and cooperate with such Party in connection with, any shareholder litigation or claim against such Party and/or its directors or officers relating to the Arrangement or the other transactions contemplated by this Agreement; provided, that, notwithstanding any contrary provision of Section 4.3, no settlement in connection with such shareholder litigation shall be agreed to without Parent’s prior written consent.

4.15        TSX; NASDAQ; Post-Closing Canadian Securities Authorities and SEC Reports.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSX and NASDAQ to enable the delisting of the Company Shares from the TSX and NASDAQ and the deregistration of the Company Shares under the Ontario Securities Act and the Exchange Act, in each case, promptly after the Effective Time. Parent will use reasonable efforts to cause the Company to, following the Effective Time, file or cause to be filed with the applicable Canadian Securities or the SEC, as applicable (a) a Form 25 on the Effective Date, or as soon as reasonably practicable thereafter, following the Effective Date and (b) a Form 15 on the first business day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Company is reasonably likely to be required to file any reports pursuant to the Ontario Securities Act or Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Arrangement a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing Reports”). The Post-Closing Reports provided by the Company pursuant to this Section 4.15 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Laws.

4.16        FIRPTA Company Certificate.

Prior to the Effective Time, the Company shall execute and deliver to Parent and CaymanCo a certificate (in a form reasonably acceptable to Parent and CaymanCo) conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), as well as any other documentation requested by Parent to establish that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code.

4.17        Conduct of Parent and CaymanCo.

Subject to applicable Law, neither Parent nor CaymanCo will take any action that, or fail to take any reasonable action, for which the failure to take such action, is intended to, or would reasonably be expected to, individually or in the aggregate, result in any condition to the Arrangement not being satisfied or prevent, delay or impede the ability of Parent and CaymanCo or the Company to consummate the Arrangement or the other transactions contemplated by this Agreement.

4.18        Governance Matters.

The Company shall take all reasonable action to cause, effective at the Effective Time, if requested by Parent, the resignations of such directors and officers of the Company and/or the Company Subsidiaries as Parent may request.

4.19        Canadian Securities Authorities and SEC Reports.

During the period prior to the Effective Time, the Company shall continue to timely file or furnish all forms, reports, statements, schedules and other materials with the applicable Canadian Securities Authorities and the SEC required to be filed or furnished pursuant to the Ontario Securities Act, the Exchange Act or other federal or applicable Securities Laws.

4.20        Pre-Closing IP Transfers.

Prior to the Effective Time, the Company may elect to engage in an amalgamation of any or all of its Subsidiaries, and/or cause any or all of the Company Intellectual Property held by Waratah Pharmaceuticals Inc., a Company Subsidiary, and Transition Therapeutics Ireland, Ltd., a Company Subsidiary, to be transferred to the Company or to an entity that is directly or indirectly owned by the Company on terms and conditions acceptable to Parent.

Article 5
Conditions Precedent to Obligations to Consummate

5.1          Conditions to Obligations of Each Party.

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date, of the following conditions, each of which may be waived by the mutual written consent of the Parties:

(a)          Interim Order. The Interim Order shall have been granted on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company, Parent or CaymanCo acting reasonably, on appeal or otherwise.

(b)          Company Shareholder Approval. The Arrangement Resolution shall have been passed at the Company Meeting by the Company Shareholders by the Required Company Vote.

(c)          Final Order. The Final Order shall have been granted on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company, Parent or CaymanCo acting reasonably, on appeal or otherwise.

(d)          No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Canadian or U.S. Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Arrangement or the other transactions contemplated hereby illegal or otherwise prohibiting consummation of the Arrangement or the other transactions contemplated hereby; provided, that the provisions of this Section 5.1(d) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 4.9 shall have been the cause of, or shall have resulted in, such order or injunction.

(e)          Consents and Approvals. All consents, waivers, authorizations and approvals of any Governmental Entity or any third party required in connection with the execution, delivery and performance of this Agreement and the other transactions contemplated hereby set forth on Section 5.1(e) of the Company Disclosure Schedule shall have been duly obtained and shall be in full force and effect on the Effective Date.

(f)          Listing. The Parent Common Stock to be issued in the Arrangement shall have been approved for quotation or listing, as the case may be, on the NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

5.2          Additional Conditions to Obligations of Parent and CaymanCo.

The obligations of Parent and CaymanCo to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, or waiver by Parent, on or before the Effective Date, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties in Sections 2.1, 2.3, 2.4(a), 2.4(b), 2.4(c)(ii), 2.4(d), 2.7(b), 2.23 and 2.25 of this Agreement shall be true and correct in all respects other than inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Effective Date, as if made on and as of such date (except those representations and warranties that speak as of an earlier date which shall be true and correct in all respects as of that date, other than inaccuracies that are de minimis in the context of a transaction of this magnitude); (ii) each of the representations and warranties in Sections 2.6, 2.15 and 2.16 of this Agreement shall be true and correct in all material respects (without, in any case, giving effect to any limitation indicated therein by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect”, “material” or “materially” used with respect to the Company (each, a “Company Materiality Qualifier”)) as of the date of this Agreement and as of the Effective Date, as if made on and as of such date (except those representations and warranties that speak as of an earlier date, which shall be true and correct in all material respects as of that date) and (iii) the remaining representations and warranties made by the Company in Article 2 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date (without giving effect to any Company Materiality Qualifier) as if made on and as of such date (except to the extent such remaining representations and warranties speak as of an earlier date which shall be true and correct in all respects as of that date), except in the case of this clause (iii) where the failure of such remaining representations and warranties to be true and correct would not, or would not reasonably be expected to result in a Company Material Adverse Effect or, would not, or would not reasonably be expected to, directly or indirectly, adversely affect the completion of the Arrangement in accordance with its terms, and the Company shall have provided to Parent a certificate of a senior officer of the Company certifying as to such matters on behalf of the Company on the Effective Date. For purposes of this Section 5.2(a), “de minimis” with respect to inaccuracies in Section 2.3 shall mean inaccuracies involving, in the aggregate, an amount of Company Shares not in excess of 96,998.

(b)          Performance of Obligations. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Date and the Company shall have provided to Parent a certificate of a senior officer of the Company certifying, on behalf of the Company, as to such performance and compliance with such agreements and covenants.

(c)          No Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date hereof.

The conditions in this Section 5.2 are for the exclusive benefit of Parent and CaymanCo and may be asserted by Parent and CaymanCo regardless of the circumstances or may be waived by Parent, on its own behalf and on behalf of CaymanCo, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Parent and CaymanCo may have.

5.3          Additional Conditions to Obligations of the Company.

The obligation of the Company to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties in Sections 3.1, 3.2(b), 3.4, 3.7(a), 3.13 and 3.14 of this Agreement shall be true and correct in all respects other than inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Effective Date, as if made on such date (except those representations and warranties that speak as of an earlier date, which shall be true and correct in all respects as of that date); and (ii) the remaining representations and warranties made by Parent and CaymanCo in Article 3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date (without giving effect to any limitation indicated therein by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect”, “material” or “materially” used with respect to the Company) as if made at and as of such date (except those representations and warranties that speak as of an earlier date, which shall be true and correct in all respects as of that date, other than inaccuracies that are de minimis in the context of a transaction of this magnitude), except where the failure of such remaining representations and warranties to be true and correct would not, or would not reasonably be expected to result in a Parent Material Adverse Effect or, would not, or would not reasonably be expected to, directly or indirectly, adversely affect the completion of the Arrangement in accordance with its terms, and Parent and CaymanCo shall have provided to the Company a certificate of a senior officer of Parent and CaymanCo certifying as to such matters on behalf of Parent and CaymanCo, as applicable, on the Effective Date. For purposes of this Section 5.3(a), “de minimis” with respect to inaccuracies in Section 3.4 shall mean inaccuracies involving, in the aggregate, an amount of shares of Parent Common Stock not in excess of 1,369,246.

(b)          Performance of Obligations. Each of Parent and CaymanCo shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Date and Parent shall have provided to the Company a certificate of a senior officer of Parent certifying, on behalf of Parent and CaymanCo, as to such performance and compliance with such covenants.

(c)          No Material Adverse Effect. No Parent Material Adverse Effect shall have occurred after the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of the Company and may be asserted by the Company regardless of the circumstances or may be waived by the Company in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Company may have.

5.4          Notice and Effect of Failure to Comply with Conditions.

(a)          The Company, of the first part, and Parent and CaymanCo, of the second part, shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)          If (i) any of the conditions precedent set forth in Sections 5.1, 5.2 (other than Section 5.2(a)) or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, or (ii) the Company breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements made in this Agreement, which breach or failure to perform would result in a failure of any condition precedent set forth in Section 5.2(a) hereof then, in each case, the applicable Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at Law or equity, rescind and terminate this Agreement prior to the filing of the articles of arrangement for the purpose of giving effect to the Arrangement, provided that the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and provides the other Party fifteen (15) Business Days to rectify the breaches before the effective date of rescission or termination, provided that no cure period shall be provided for a breach which by its nature cannot be cured and in no event shall any cure period extend beyond the Outside Date. More than one such notice may be delivered by a Party.

Article 6
Termination

6.1          Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote (except as otherwise expressly noted):

(a)          by mutual written consent of the Company and Parent;

(b)          by either the Company or Parent if:

(i)          the Company Meeting shall have been held and the Arrangement Resolution shall have failed to receive the Required Company Vote in accordance with the Interim Order; provided that the right to terminate the Agreement pursuant to this Section 6.1(b)(i) shall not be available to the Company or Parent, as applicable, if such Party has not complied in all material respects with its obligations under Section 4.6(b);

(ii)         the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose (x) failure to fulfill any of its obligations or (y) breach of any of its representations and warranties under this Agreement has, in either case, been the primary cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(iii)        as provided in Section 5.4(b)(i); provided that the Party seeking termination (x) has not failed to fulfill any of its obligations or (y) is not then in breach of any of its representations and warranties under this Agreement so as to cause, in either case, any of the conditions set forth in Sections 5.1, Section 5.2 or Section 5.3, as applicable, not to be satisfied;

(iv)        as provided in Section 5.4(b)(ii); provided that Parent (x) has not failed to fulfill any of its obligations or (y) is not then in breach of any of its representations and warranties under this Agreement so as to cause, in either case, any of the conditions set forth in Sections 5.1 or Section 5.3, as applicable, not to be satisfied;

(v)         any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to Section 6.1(b)(v) shall have used its reasonable best efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b)(v) shall not be available to any Party whose material breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted; or

(vi)        the Interim Order has not been obtained on or before October 31, 2016 or the Final Order has not been obtained on or before November 25, 2016; provided that the right to terminate the Agreement pursuant to this Section 6.1(b)(vi) shall not be available to the Company or Parent, as applicable, if such Party has not complied in all material respects with its obligations under Section 4.7;

(c)          by Parent upon the occurrence of a Parent Damages Event as provided in Section 6.2; or

(d)          by the Company if it accepts, recommends, approves or enters into an agreement to implement, or with respect to, a Superior Proposal; provided that the Company (i) has complied with its obligations set forth in Section 4.7; and (ii) concurrently with such termination pays to Parent the Company Termination Fee as required pursuant to Section 6.2.

If this Agreement is terminated pursuant to this Section 6.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except that the provisions of this Article 6, Sections 4.8(b), 4.11 and Article 8 and the provisions of the Confidentiality Agreement shall survive such termination; provided that neither the termination of this Agreement nor anything contained in this Section 6.1 shall relieve any Party from any liability for any fraud or any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein prior to the date of such termination.

6.2          Parent Damages.

If at any time after the execution of this Agreement:

(a)          other than as a direct result of and in direct response to a material breach or nonperformance by Parent or CaymanCo of any of its covenants, agreements, representations or warranties in this Agreement (i) the Board fails to include the Company Board Recommendation in the Company Circular; or (ii) there is a Change of Recommendation;

(b)          (i) a bona fide Company Acquisition Proposal is publicly announced, proposed, offered or made to the Company Shareholders or to the Company or any Person shall have publicly announced an intention to make a bona fide Company Acquisition Proposal prior to the termination of this Agreement; (ii) after such Company Acquisition Proposal shall have been proposed, offered, made known, made or announced, the Company Shareholders do not approve the Arrangement, the Arrangement is not submitted for their approval or the Arrangement is not otherwise completed in the manner contemplated in this Agreement; and (iii) within twelve months of the date the first Company Acquisition Proposal is publicly announced, proposed, offered or made a definitive agreement relating to any Company Acquisition Proposal is entered into or any Company Acquisition Proposal is consummated or effected; provided that for purposes of this Section 6.2(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 4.7(e), except that the reference to “fifteen percent (15%)” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “fifty percent (50%); or

(c)          the Company accepts, recommends, approves or enters into an agreement to implement or with respect to a Superior Proposal;

(each of the above being a “Parent Damages Event”), then in the event of the termination of this Agreement pursuant to Section 6.1 (other than, for the elimination of doubt, pursuant to Section 6.1(b)(i) or Section 6.1(b)(iv)) the Company shall pay to Parent $3,000,000 (the “Company Termination Fee”) as liquidated damages in immediately available funds to an account designated by Parent within two (2) Business Days after the first to occur of the events described above; provided that in the case of a Parent Damages Event pursuant to Sections 6.2(b) or 6.2(c) such payment shall be made by the Company to Parent by wire transfer of immediately available funds concurrently with the earliest of the acceptance, recommending, approving or entering into by the Company of the Company Acquisition Agreement or the definitive agreement in respect of the Superior Proposal, as the case may be. If at any time after the execution of this Agreement, either Party terminates this Agreement pursuant to Section 6.1(b)(i), the Company shall pay to Parent $1,800,000 as liquidated damages in immediately available funds to an account designated by Parent within two (2) Business Days after the date of such termination. For the elimination of doubt, the Company will only be obligated to pay a maximum of $3,000,000 pursuant to this Section 6.2.

6.3          Parent Expenses Reimbursement.

If at any time after the execution of this Agreement, Parent shall terminate this Agreement pursuant to Section 6.1(b)(iv), then the Company shall pay to Parent $500,000 in immediately available funds to an account designated by Parent within two (2) Business Days after the date of such termination, provided, however, that if following the payment of such amount to Parent, Parent would, but for such termination pursuant to Section 6.1(b)(iv), become entitled to receive the Company Termination Fee pursuant to Section 6.2(b), then the Company shall pay to Parent an additional amount equal to $2,500,000 in immediately available funds to an account designated by Parent within two (2) Business Days after the earlier of the date of entry into the Company Acquisition Agreement and such consummation or effectuation. For the elimination of doubt, this Section 6.3 shall not apply to Parent’s termination of this Agreement for a Parent Damages Event pursuant to Section 6.2. For greater certainty, the maximum aggregate amount that the Company could be required to pay to Parent pursuant to Sections 6.2 and 6.3 is $3,000,000.

6.4          Liquidated Damages.

Each Party acknowledges that the payment of the amounts set out in Section 6.2 and Section 6.3, respectively, are each payments of liquidated damages which is a genuine pre-estimate of the damages which Parent and CaymanCo will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Parent and CaymanCo agree that if the payment of any amount pursuant to Section 6.2 or Section 6.3 is made to Parent, such payment is the sole monetary remedy of Parent; provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the Company. If the Company fails to pay promptly any fees or expenses due pursuant to Section 6.2 or Section 6.3, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fees or expenses under this Section 6.4, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. Under no circumstances shall the Company be obligated to pay more than one (1) Company Termination Fee.

6.5          Expenses. Except as otherwise provided herein, including as set forth in Section 6.2, Section 6.3 and Section 6.4, all Expenses shall be borne by the Party incurring such Expenses.

Article 7
Privacy Issues

7.1          Privacy Issues.

(a)          For the purposes of this Article 7, the following definitions shall apply:

(i)          “applicable privacy Laws” means any and all applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law; and

(ii)         “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred by the Company to Parent or CaymanCo pursuant to this Agreement and/or as a condition of the Arrangement.

(b)          The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy Laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)          Prior to the completion of the Arrangement, no Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. The Company shall notify Parent in writing of the purposes for which the Disclosed Personal Information was collected prior to the Effective Date.

(d)          Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)          Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable privacy Law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)          Subject to the following provisions, each Party shall keep confidential all Disclosed Personal Information provided to it by the other Party, and shall instruct those Representatives responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those Representatives of the respective Party who have a bona fide need to access such information in order to evaluate the transactions contemplated by this Agreement and/or complete the Arrangement.

(g)          Where authorized by applicable Law, each Party shall promptly notify the other Party to this agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable Law, the Parties shall reasonably cooperate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy Laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

Article 8
Miscellaneous

8.1          Definitions.

(a)          Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acceptable NDA” means a confidentiality agreement containing terms at least as restrictive with respect to such Person as the terms contained in the Confidentiality Agreement are with respect to Parent (provided that such confidentiality agreement may provide that any standstill provisions shall terminate if there is a public announcement that a third party other than Parent has entered into an agreement with the Company with respect to a Company Acquisition Proposal or such third party has publicly announced that it intends to commence a tender offer with respect to the Company’s equity securities).

“Act” means the Business Corporations Act (Ontario), as amended.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Antitrust Laws” mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other state, foreign, national, multinational, and supra-national Laws, if any, that are designed or intended to control mergers and acquisitions or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Arrangement” means an arrangement under Section 182 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement (including the Plan of Arrangement) or made at the direction of the Court.

“Arrangement Resolution” means the resolutions of the Company Shareholders approving the Arrangement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Audit” means any audit, investigation, claim, assessment of Taxes, deficiency action, other examination by any Governmental Entity, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC, the Canadian Securities Authorities or banks in the City of Miami, Florida or the City of Toronto, Ontario are authorized or required by Law to be closed.

“Canadian Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces of Canada.

“Canadian Securities Laws” means the Ontario Securities Act, the securities legislation of each of the Provinces of Canada, other than Quebec, the policies and instruments of the Canadian Securities Administrators, and the rules and regulations of any Regulatory Authority promulgated thereunder, as now in effect and as now as they may be promulgated or amended from time to time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Circular” means the notice of special meeting and accompanying management information circular of the Company, including all appendices thereto, to be sent to the Company Shareholders in connection with the Company Meeting.

“Company Disclosure Schedule” means the written information set forth in a disclosure letter delivered as of the date of this Agreement to Parent and CaymanCo, and attached hereto, describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, referencing each Section of this Agreement under which such disclosure is being made. Unless reasonably apparent from its face, information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Company Entities” means, collectively, the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any state of facts, event, change, circumstance, development, effect or occurrence which, individually or together with any other state of facts, event, change, circumstance, development, effect or occurrence, has or could reasonably be expected to have a material adverse impact on (i) the assets, properties, capitalization, condition (financial or otherwise), financial position, prospects, business or results of operations of the Company Entities, taken as a whole; provided, that “Company Material Adverse Effect” shall be deemed to exclude the impact of (A) changes after the date hereof in Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (B) changes or modifications after the date hereof in IFRS or regulatory accounting requirements, (C) actions and omissions of any Company Entity taken with the prior written consent of Parent or expressly permitted pursuant to this Agreement, (D) the public announcement of this Agreement, including, without limitation, any shareholder litigation related to this Agreement, (E) changes in the market price or trading volume of Company Shares (it being understood that any cause of any such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded), (F) general national or international economic, financial, political or business conditions including the engagement by Canada or the United States in hostilities, whether or not pursuant to a declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possession or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or (G) any failure by the Company to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded); provided, that state of facts, events, changes, circumstances, developments, effects or occurrences referred to in clauses (A), (B) and (F) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such state of facts, events, changes, circumstances, developments, effects or occurrences has had or could reasonably be expected to have a disproportionate adverse effect on the Company and the Company Subsidiaries, as compared to other companies operating in the industry or territory in which the Company and the Company Subsidiaries operate; or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement or the other transactions contemplated by this Agreement.

“Company Material Contract” means any Contract that is binding upon the Company or any Company Subsidiary and that: (i) would be required to be filed by the Company as an exhibit to an annual report or registration statement on Form 20-F pursuant to Instruction 4 to Item 19 thereof; (ii) contains covenants that limit the ability of the Company or any Company Subsidiary (or which, following the consummation of the Arrangement, could restrict or purport to restrict the ability of the Company following the Effective Date, CaymanCo or Parent or any of their Affiliates) to compete in any business or with any Person or in any geographic area; (iii) involves the payment to or from any Company Entity of $25,000 or more; (iv) relates to Company Intellectual Property (excluding contracts for the use of commercially available software); (v) relates to indebtedness for borrowed money or any third-party financial guaranty; (vi) involves any exchange traded or over the counter swap, forward, future, option, cap, floor or collar financial Contract, or other derivative Contract, or any other interest rate or foreign currency protection Contract; (vii) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person, which acquisition or disposition has yet to be consummated; or (viii) contains a “standstill” or similar provision that restricts the ability of the Company, the Company Subsidiaries or any of their respective Affiliates to acquire any of the securities or assets of a third party or such third party’s Affiliates.

“Company Meeting” means the special meeting of the Company Shareholders to approve and adopt this Agreement, the Arrangement and the transactions contemplated hereby, including any adjournment or adjournments thereof.

“Company Optionholders” means the holders at the relevant time of Company Options.

“Company Option Plan” means the Amended and Restated Stock Option Plan of the Company, dated as of November 1, 1999, as amended.

“Company Options” means all options to purchase Company Shares issued pursuant to the Company Option Plan.

“Company Product Candidates” means all compounds or other products under development or evaluation, current, active or otherwise, or under consideration by the Company or any Company Subsidiary, whether in clinical trials as to which the Company or any Company Subsidiary holds the applicable investigational new drug application or clinical trial application, or owns future development rights, or in earlier stages of development, including, without limitation, neuropsychiatric candidate ELND005, androgen deficiency candidate TT701 and diabetes drug candidate TT401.

“Company Securityholder” shall have the meaning ascribed thereto in the Plan of Arrangement.

“Company Shareholders” means the holders at the relevant time of Company Shares.

“Company Shares” means the common shares without par value in the capital of the Company.

“Company Subsidiaries” means the Subsidiaries of the Company, which shall include any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of the Company in the future and held as a Subsidiary by the Company at the Effective Time.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Consideration” shall have the meaning ascribed thereto in the Plan of Arrangement.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, license, obligation, plan, practice, restriction, promise, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit; (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit; or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Director” means the Director appointed pursuant to Section 278 of the Act.

“Dissent Rights” has the meaning set out in Section 3.1 of the Plan of Arrangement.

“Dissenting Shareholders” means the registered holders of Company Shares that have exercised Dissent Rights and are ultimately entitled to be paid the fair value of their Company Shares as determined in accordance with the Plan of Arrangement.

“Employee” means an individual who is employed by the Company or a Company Subsidiary, whether on a full-time or part-time basis.

“Encumbrances” means any mortgage, deed of trust, lease, license, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature whatsoever, other than Permitted Encumbrances. For purposes of this definition, “Permitted Encumbrances” means easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances that (i) are disclosed in the public records; (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property; and (iii) (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location.

“Environmental Laws” means all foreign, federal, provincial, state, or local statutes, regulations, ordinances, orders, judgments, codes, decrees or other legal requirements protecting the environment, including the ambient air, soil, surface water or groundwater or natural resources, pollution or human exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations of Governmental Entities required under applicable Environmental Laws.

“Equity Rights” means all binding arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever in each case by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights, including securities or rights convertible into or exchangeable for shares of the capital stock of that Person.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“Expenses” of a Person means all fees and expenses, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Confidentiality Agreement and the transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing, as the case may be, of the Company Circular, the Interim Order, the Final Order and the other Required Filings and any amendments or supplements thereto, and the solicitation of shareholder approval and all other matters related to the transactions contemplated hereby.

“FDA” means the United States Food and Drug Administration.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time, or if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Entity” shall mean any foreign, multinational, supra-national, or domestic arbitrator, court, nation, governmental or quasi-governmental agency, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government.

“Healthcare Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Healthcare Regulatory Authority.

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board, consistently applied during the periods involved.

“Interim Order” means an interim order of the Court, as may be amended, providing for, among other things, the calling and holding of the Company Meeting.

“IRS” means the United States Internal Revenue Service.

“ITA” means the Income Tax Act (Canada), as amended.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the personal knowledge after reasonable inquiry of the chairman, chief executive officer, president, chief financial officer, chief accounting officer, chief operating officer, general counsel, any assistant or deputy general counsel, internal patent counsel, or any senior, executive or other vice president of such Person.

“Law” means any foreign, federal, provincial, state or local law, statute, code, ordinance, rule, regulation or other requirement.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any charge of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) liens reflected (or with respect to liabilities reflected) in the most recent audited financial statements of the Company or any Company Subsidiary or Parent or any of its Subsidiaries, as applicable; (ii) mechanics’, materialmen’s, workmen’s or similar liens; (iii) easements, rights of way or similar encumbrances that do not materially interfere with the operations of the business of the Company Entities or the Parent Entities, as applicable, as presently conducted; (iv) liens for Taxes and all water, sewer, utility, trash and other similar charges, in each case that are not yet due and payable or are being contested in good faith; (v) with respect to Article 4 hereof, all matters created or caused by or on behalf of, or with the written consent of, Parent; and (vi) restrictions on transfers arising under applicable securities Laws.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors and review or examination of a patent or patent application by a patent office), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

“made available”, with respect to a particular document, means that such document was included in the virtual data room assembled by the Company and its Representatives and made accessible to Parent and its Representatives and included in such virtual data room prior to the date hereof and was accessible to Parent and its Representatives and included therein as of 5:00 p.m., New York City time, on the date that is two Business Days prior to the date hereof.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Materials of Environmental Concern” means any pollutants or contaminants or any hazardous, acutely hazardous, radioactive or toxic substance, material or medical or other waste defined and regulated as such under Environmental Laws.

“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable.

“Ontario Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as amended.

“Order” means any administrative award, settlement, decree, injunction, judgment, quasi-judicial decision or award, ruling or writ of any Governmental Entity.

“Organizational Documents” means with respect to any entity, the certificate or articles of incorporation and bylaws of such entity or any similar charter or other organizational documents of such entity.

“Outside Date” means November 30, 2016 or such other date as Parent and the Company may agree in writing, provided that the Outside Date shall be automatically extended for a period of thirty (30) days in the event that the failure of the Arrangement to have occurred by the initial Outside Date results primarily by the failure of the conditions set forth in Section 5.1(e).

“Owned Intellectual Property” means all Intellectual Property that is owned by the Company or any Company Subsidiary (whether solely or jointly with a third party).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Entities” means, collectively, Parent and all material Parent Subsidiaries.

“Parent Financial Statements” means the consolidated balance sheets (including related notes and schedules, if any) of Parent as of December 31, 2015 and the related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2015, 2014 and 2013, as filed by Parent in SEC Documents.

“Parent Information” means all information (including all financial information, historical, pro forma or otherwise) as may be reasonably requested by the Company or as required by the Interim Order or applicable Laws to be disclosed in the Company Circular and any amendment or supplement thereto with respect to Parent, CaymanCo and their respective businesses and properties and any securities to be issued by Parent or CaymanCo in connection with the Arrangement, including all information required for the Company Circular to provide full, true and plain disclosure of all material facts relating to the securities of Parent and CaymanCo to be issued in connection with this agreement, including under the Plan of Arrangement.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development, effect or occurrence which, individually or together with any other state of facts, event, change, circumstance, development, effect or occurrence, has or could reasonably be expected to have a material adverse impact on (i) the assets, properties, capitalization, condition (financial or otherwise), financial position, prospects, business or results of operations of the Parent Entities, taken as a whole; provided, that “Parent Material Adverse Effect” shall be deemed to exclude the impact of (A) changes after the date hereof in Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (B) changes or modifications after the date hereof in GAAP or regulatory accounting requirements, (C) actions and omissions of Parent or any of its Subsidiaries taken with the prior written consent of the Company, (D) the public announcement of this Agreement, including, without limitation, any shareholder litigation related to this Agreement, (E) changes in the market price or trading volume of Parent Common Stock (it being understood that any cause of any such change may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded), (F) general national or international economic, financial, political or business conditions including the engagement by the United States in hostilities, whether or not pursuant to a declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possession or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or (G) any failure by Parent to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred or could reasonably be expected to occur, unless such cause is otherwise excluded); provided, that state of facts, events, changes, circumstances, developments, effects or occurrences referred to in clauses (A), (B) and (F) above shall be considered for purposes of determining whether there has been or could reasonably be expected to be a Parent Material Adverse Effect if and to the extent such state of facts, events, changes, circumstances, developments, effects or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on the Parent Entities, as compared to other companies operating in the industry or territory in which the Parent Entities operate; or (ii) the ability of Parent to perform its obligations under this Agreement or to consummate the Arrangement or the other transactions contemplated by this Agreement.

“Parent Owned Intellectual Property” means all Intellectual Property that is owned by Parent or any Parent Subsidiary (whether solely or jointly with a third party).

“Parent SEC Documents” means the SEC Documents of Parent.

“Parent Stock Plans” means the OPKO Health, Inc. 2007 Equity Incentive Plan, as amended, and the OPKO Health, Inc. 2016 Equity Incentive Plan.

“Parent Subsidiaries” means the Subsidiaries of Parent, which shall include any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Parent in the future and held as a Subsidiary by Parent at the Effective Time.

“Party” means any of Parent, CaymanCo or the Company, and “Parties” means Parent, CaymanCo and the Company.

“Permit” means any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Plan of Arrangement” means the plan of arrangement, substantially in the form and content of Schedule A annexed to this Agreement, and any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court.

“Real Property” means the Leased Real Property.

“Regulatory Authorities” means, collectively, the Canadian Securities Authorities, the SEC, the NASDAQ, the TSX, the Federal Trade Commission, the Department of Justice, any Healthcare Regulatory Authority and all other foreign, federal, provincial, state, county, local or other governmental or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities (whether domestic or foreign) having jurisdiction over the Parties and their respective Subsidiaries.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

“Representative” means any director, officer, employee, Affiliate, investment banker, financial advisor, attorney, accountant, consultant or other representative or agent engaged by a Person.

“Required Company Vote” means, subject to the terms of the Interim Order, the affirmative vote of (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the meeting, such that each Company Shareholder is entitled to one vote for each Company Share held by such holder and (ii) if required under applicable Law, a simple majority of the votes cast on the Arrangement Resolution excluding the votes for Company Shares held or controlled by “related parties” and “interested parties”, in each case, as defined under Multilateral Instrument 61-101-Protection of Securityholders in Special Transactions of the Canadian Securities Administrators.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all reports, forms, schedules, agreements (oral or written), registration statements, proxy statements and other documents (in each case including all exhibits and schedules thereto and documents incorporated by reference therein) filed, or required to be filed, by a Party with the SEC pursuant to the U.S. Securities Laws.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Commissions” means the Canadian Securities Authorities and the SEC.

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws.

“Subsidiaries” means all those corporations, associations or other business entities of which the entity in question either (i) owns or controls fifty percent (50%) or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which fifty percent (50%) or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, that there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity); (ii) in the case of partnerships, serves as a general partner; (iii) in the case of a limited liability company, serves as a manager or a managing member; (iv) otherwise has the ability to elect a majority of the directors, trustees, managers, or managing members thereof; or (v) under GAAP or IFRS, as applicable, consolidates in its financial statements.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income (including any tax on or based upon net income, gross income, income as specially defined, earnings profits or selected items of income, earnings or profits), gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, Canada or Québec Pension Plan premiums, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by Canada, Ireland, the United States or any provincial, state, county, local or foreign government or subdivision or agency thereof, whether imposed directly or through withholding, whether disputed or not, and including any interest, penalties and additions imposed thereon or with respect thereto, and any Liability for payment of any amounts described in above, whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined, unitary or similar group, as a result of any Tax sharing, Tax indemnity or Tax allocation Contract or any other express or implied agreement to indemnify or otherwise succeed to, assume, or bear responsibility for the Taxes of any other Person, as a withholding agent or collection agent, or otherwise through operation of Law.

“Tax Laws” means any Laws relating to Taxes.

“Tax Liability” means any Liability in respect of Taxes.

“Tax Return” means any report, return, information return or other information required to be supplied to an Agency (as defined in the Plan of Arrangement) in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or the Company Subsidiaries, and any schedule, attachment or amendment to any Tax Return, including, without limitation, any returns, reports and forms (including schedules thereto) required to be filed with any Agency or any provincial, state or local Agency therein or any other jurisdiction responsible for the imposition or collection of Taxes.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Voting Support Agreements” means those certain voting agreements entered into by and among the Company, the Board, the executive officers of the Company and certain shareholders of the Company.

The terms set forth below shall have the meanings ascribed thereto on the referenced pages:

Term	Page	Term	Page
Acquisition	1	Company Materiality Qualifier	55
Agreement	1	Company Organizational Documents	8
Annual Amount	50	Company Public Disclosure Documents	11
Anti-takeover Laws	32	Company Securities	9
Balance Sheet Date	13	Company Termination Fee	59
Bankruptcy and Equity Exception	10	Confidentiality Agreement	48
Board	1	DEA	27
Canadian GAAP	11	Disclosed Personal Information	27
CaymanCo	1
Change of Recommendation	44	Effective Date	7
Company	1	Effective Time	7
Company Acquisition Agreement	44	EMA	27
Company Acquisition Proposal	47	Employee Plans	20
Company Board Recommendation	10	Export Control and Import Laws	31
Company Financial Advisor	33	Governmental Approvals	11
Company Intellectual Property	24	Grant Date	8

Healthcare Regulatory Authority	11	Patents	24
Human Testing Authorization	25	Pension Plan	19
Indemnified Person	49	Proceeding	49
Intellectual Property	24	Sarbanes-Oxley Act	11
Legal Privilege	48	Section 3(a)(10) Exemption	5
Multiemployer Plan	20	Subsidiary Securities	9
Parent	1	Termination Date	57
Parent Damages Event	59	Trade Secrets	24
Parent SEC Reports	35

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “but not limited to.” The word “or” is not exclusive. References to “written” or “in writing” include in visual electronic form. Words of one gender shall be construed to apply to each gender. All references herein to “dollars” or “$” are to U.S. dollars.

8.2          Non-Survival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 4.10 and those other covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article 8.

8.3          Disclosure Schedules.

The inclusion of any information in the disclosure schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such disclosure schedules, that such information is required to be listed in such disclosure schedules or that such information is material to any party or the conduct of the business of any party.

8.4          Governing Law; Jurisdiction.

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the Province of Ontario, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by Law, the defense of any inconvenient forum to the maintenance of such action or proceeding in any such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 8.13 of this Agreement; provided, that nothing in this Agreement shall affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

8.5          WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.6          Severability; Construction.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.7          Specific Performance.

The Parties agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such obligations. Accordingly, the Parties agree that, if for any reason any of Parent, CaymanCo or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party shall be entitled to seek specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. The Parties agree that (a) by seeking the remedies provided for in this Section 8.7, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under the terms of this Agreement in the event that the remedies provided for in this Section 8.7 are not available or otherwise are not granted and (b) nothing contained in this Section 8.7 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.7 before exercising any termination right under Article 6 (and, if applicable, pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 8.7 or anything contained in this Section 8.7 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 6 or pursue any other remedies under this Agreement that may be available then or thereafter.

8.8          Entire Agreement.

This Agreement and the Confidentiality Agreement contain the entire understanding among the Parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

8.9          Amendments.

This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the Required Company Vote, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

8.10        Extension; Waivers.

At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

8.11        Parties in Interest.

Except for (i) the rights of the Company shareholders to receive the Consideration following the Effective Time in accordance with the terms of this Agreement (of which the shareholders are the intended beneficiaries following the Effective Time) and (ii) the rights to continued indemnification and insurance pursuant to Section 4.10 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

8.12        Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

8.13        Notices.

All notices, requests, demands and other communications in connection with this Agreement shall be in writing and shall be deemed given if (a) delivered personally, on the date of such delivery, (b) upon non-automated confirmation of receipt when transmitted via facsimile or electronic mail (but only if followed by transmittal by nationally recognized overnight courier or by hand for delivery on the next Business Day), or (c) on receipt (or refusal to accept delivery) after dispatch by registered or certified mail (return receipt requested), postage prepaid, or by a nationally recognized overnight courier (with confirmation), addressed, in each case, as follows:

If to the Company prior to the Effective Time:	Transition Therapeutics Inc. 101 College Street, Suite 220, Toronto, Ontario, Canada M5G1L7 Attention: Tony Cruz Facsimile: 416-260-1719 Email: tcruz@transitiontherapeutics.com

with a copy to (which shall not constitute notice):	McCarthy Tetrault LLP Suite 4000, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Michael J. Bennett Facsimile: 403-260-3501 Email: mbennett@mccarthy.ca

If to Parent or CaymanCo from and after the Effective Time, the Company:	4400 Biscayne Boulevard Miami, Florida 33137 Attention: Kate Inman Facsimile: 305-575-4140 Email: KInman@opko.com

with a copy to (which shall not constitute notice):	Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, Florida 33131 Attention: Robert L. Grossman Joshua M. Samek Facsimile: 305-961-5756 Email: GrossmanB@gtlaw.com SamekJ@gtlaw.com

8.14        Counterparts.

This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.15        Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

8.16        Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the drafter. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

8.17        United States Federal Income Tax Treatment of Acquisition.

Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, Parent agrees that, for purposes of reporting the Acquisition for United States federal income tax purposes, it will, and will cause CaymanCo to, treat the Acquisition as qualifying as a “reorganization” within the meaning of section 368(a) of the United States Internal Revenue Code of 1986, as amended, and treat this Agreement as constituting a “plan of reorganization” within the meaning of section 1.368-1(c) of the United States Department of Treasury regulations.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

OPKO HEALTH, INC.
By:	(signed) “Steven D. Rubin”
Name:	Steven D. Rubin
Title:	Executive Vice President
OPKO GLOBAL HOLDINGS, INC.
By:	(signed) “Steven D. Rubin”
Name:	Steven D. Rubin
Title:	Executive Vice President
TRANSITION THERAPEUTICS INC.
By:	(signed) “Tony Cruz”
Name:	Dr. Tony Cruz
Title:	Chief Executive Officer

[Signature Page to Transition Arrangement Agreement]

SCHEDULE A
PLAN OF ARRANGEMENT

Article 1
INTERPRETATION

Definitions. In this Plan of Arrangement:

“affiliate” has the meaning corresponding to “affiliated companies” in the Securities Act (Ontario), as amended.

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX and the NASDAQ) or administrative agency or commission (including the Securities Commissions and the U.S. Securities and Exchange Commission) or any elected or appointed public official.

“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with this Plan of Arrangement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement made as of June 29, 2016 between Company, CaymanCo and Parent to which this Schedule A is attached and forms a part, as amended, supplemented and/or restated in accordance with its terms.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Miami, Florida, under applicable Law.

“CaymanCo” means OPKO Global Holdings, Inc., a corporation incorporated under the laws of the Cayman Islands that is (i) a direct subsidiary of Parent, or (ii) any other direct or indirect wholly-owned subsidiary of Parent designated by Parent from time to time in replacement thereof.

“Company Circular” means the notice of special meeting and accompanying management information circular of Company, including all appendices thereto, to be sent to Company Shareholders in connection with the Company Meeting.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

“Company Optionholders” means the holders at the relevant time of Company Stock Options.

“Company Options” means options to purchase Company Shares issued pursuant to the Amended and Restated Stock Option Plan of the Company, dated as of November 1, 1999, as amended.

“Company Securityholder” or “holder” means a Company Shareholder or a Company Optionholder, as the context requires.

“Company Shareholders” means the holders at the relevant time of Company Shares.

“Company Shares” means common shares in the capital of Company.

“Consideration” means the consideration in the form of Parent Shares, for each Company Share held by a Company Shareholder (other than a Dissenting Shareholder) pursuant to Section 2.3, equal to the number of Parent Shares obtained by dividing (i) 6,430,868 Parent Shares, by (ii) the number of Company Shares outstanding immediately prior to the Effective Time (including Company Shares deemed to have been issued as In-the-Money Option Consideration pursuant to Section 2.2(a), but excluding any Company Shares held by Parent or an affiliate thereof).

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Current Market Price” means the closing price of the Company Shares on the TSX on the second last trading day prior to the Effective Date.

“Depositary” means the person acting as depositary under the Arrangement.

“Dissenting Shareholders” means registered holders of Company Shares that have duly and validly exercised Dissent Rights and not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights.

“Dissent Rights” has the meaning set out in Section 3.1.

“Effective Date” means the date on which the Arrangement becomes effective in accordance with the OBCA and the Final Order.

“Effective Time” means 12:01 a.m. on the Effective Date.

“Final Order” means the final order of the Court pursuant to section 182(5) of the OBCA approving the Arrangement.

“including” means “including without limitation” and “includes” means “includes without limitation”.

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA relating to the Arrangement.

“In-the-Money Amount” means the amount by which the Current Market Price exceeds the exercise price of such In-the-Money Option.

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“In-the-Money Options” means Company Options having an exercise price of less than the Current Market Price.

“In-the-Money Option Consideration” means, for each In-the-Money Option, that number of Company Shares calculated by dividing the In-the-Money Amount by the Current Market Price.

“ITA” means the Income Tax Act (Canada), as amended.

“Law” means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, published policies, notices, directions and judgments or other requirements of any Agency, in each case having the force of law.

“Letter of Transmittal” means the Letter of Transmittal for use by holders of Company Shares, in the form accompanying the Company Circular.

“NASDAQ” means the NASDAQ Stock Market or any successor exchange.

“OBCA” means the Business Corporation Act (Ontario).

“Parent” means OPKO Health, Inc., a corporation incorporated under the laws of Delaware.

“Parent Shares” means the fully paid common stock of Parent.

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Agency, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement.

“Securities Commission” means the securities regulatory authorities in each of the provinces of Canada.

“TSX” means the Toronto Stock Exchange or any successor exchange.

1.1          Headings and References. The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Sections are to Sections of this Plan of Arrangement.

1.2          Currency. Except as expressly indicated otherwise, all sums of money referred to in this Plan of Arrangement are expressed and shall be payable in United States dollars.

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1.3          Time. Time shall be of the essence in each and every matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time at Toronto, Ontario, Canada.

Article 2
THE ARRANGEMENT

2.1          Binding Effect. The Arrangement will become effective at the Effective Time and be binding at and after the Effective Time on Company, Parent and CaymanCo and all holders and beneficial holders of Company Shares and Company Options.

2.2          The Arrangement. Commencing at the Effective Time, the following steps shall occur as part of the Arrangement and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each In-the-Money Option, shall and shall be deemed to be fully vested and exercised on a cashless basis and the Company shall and shall be deemed to have issued to each holder of In-the-Money Options (free and clear of any Liens) the In-the-Money Option Consideration for each such In-the-Money Option so exercised; provided, however, that if the aggregate number of Company Shares comprising the In-the-Money Option Consideration issuable to a holder as consideration for such all of such holder’s In-the-Money Options would result in a fraction of a Company Share being issuable, the number of Company Shares deemed to be issued to such holder as In-the-Money Option Consideration will be rounded down;

(b)	each Company Option that is not an In-the-Money Option shall immediately expire and be terminated without payment of any consideration therefor;

(c)	each Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to CaymanCo (free and clear of any Liens), and such Dissenting Shareholders shall cease to have any rights as Company Shareholders, other than the right to be paid by CaymanCo the fair value of their Company Shares in accordance with the Dissent Rights; and

(d)	each Company Share outstanding immediately prior to the Effective Time and including each Company Share comprising the In-the-Money Option Consideration (other than in any case any Company Shares held by Parent or an affiliate thereof or by Dissenting Shareholders) shall be and shall be deemed to be transferred to CaymanCo (free and clear of any Liens), and each Company Shareholder whose Company Shares are so transferred shall be entitled to receive for each Company Share so transferred, the Consideration.

2.3          Share Registers. As soon as practical following the Effective Time, the names of Company Shareholders who held Company Shares at the Effective Time shall be removed from the register of holders of Company Shares maintained by or on behalf of the Company and CaymanCo’s name shall be recorded as the sole holder of the outstanding Company Shares.

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2.4          Payment of Consideration. Forthwith following the Effective Time, Parent and CaymanCo shall, subject to Section 4.1 of this Plan of Arrangement, cause to be issued to the Company Shareholders the Consideration required by Section 2.2 of this Plan of Arrangement.

Article 3
DISSENT RIGHTS

3.1          Registered holders of Company Shares may exercise rights of dissent with respect to those Company Shares pursuant to, and (except as expressly indicated to the contrary in this Section 3.1), in the manner set forth in, Section 185 of the OBCA and this Section 3.1 (the “Dissent Rights”) and not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in connection with the Arrangement; provided that, notwithstanding Section 185(6) of the OBCA, the written objection to the resolution approving the Arrangement referred to in Section 185(6) of the OBCA must be received by Company not later than 4:30 p.m. (Toronto time) on the business day before the Company Meeting; and provided further that, notwithstanding the provisions of Section 185 of the OBCA, Company Shareholders who duly exercise Dissent Rights and who:

(a)	ultimately are determined to be entitled to be paid fair value for their Company Shares shall be entitled to a payment in cash equal to such fair value, which fair value, notwithstanding anything to the contrary contained in Section 185 of the OBCA, shall be determined as of the Effective Time and shall be deemed to have transferred those Company Shares in respect of which Dissent Rights have been duly and validly exercised as of the Effective Time at the fair value of the Company Shares determined as of the Effective Time, without any further act or formality and free and clear of all liens and claims, to Sub; or

(b)	validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a holder of Company Shares who has not exercised Dissent Rights but in no case shall Company, Parent, CaymanCo, the Depositary or any other person be required to recognize any such holder as a holder of Company Shares on or after the Effective Time, and the names of each such holder shall be deleted from the register of holders of Company Shares at the Effective Time.

Notwithstanding the provisions of Section 185(4) of the OBCA, CaymanCo and not the Company shall be required to pay the fair value of the Company Shares held by a Dissenting Shareholder and to offer and pay the amount to which the Dissenting Shareholder is entitled. In addition to any other restrictions set forth in the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Optionholders; and (ii) Company Shareholders who vote in favour of the Arrangement Resolution.

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Article 4
SHARE DEPOSIT

4.1          Share Deposit. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Company Shares that were exchanged under the Arrangement, together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive, and promptly after the Effective Time the Depositary shall deliver to such person written evidence of the book entry issuance in uncertificated form to, or certificates registered in the name of, such person representing that number of Parent Shares which such person is entitled to receive less any amounts withheld pursuant to Section 4.6, and any certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of such Company Shares which was not registered in the transfer records of Company, written evidence of the book entry issuance of, or certificates representing, the number of Parent Shares issuable to the registered holder may be registered in the name of and issued to the transferee if the certificate representing such Company Shares is presented to the Depositary, accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such transfer. Without limiting the provisions of Section 4.5, until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that, under the Arrangement, were exchanged pursuant to Section 2.2(c) and 2.2(d), shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the consideration to which the holder thereof is entitled under the Arrangement, or as to a certificate held by a Dissenting Shareholder (other than a shareholder who exercised Dissent Rights who is deemed to have participated in the Arrangement pursuant to Section 3.1(b)), to receive the fair value of the Company Shares represented by such certificate, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to any Parent Shares issued in exchange therefor as contemplated by Section 4.2, in each case less any amounts withheld pursuant to Section 4.6. Notwithstanding anything in this Section 4.1, neither a certificate nor a Letter of Transmittal need be surrendered by a former Company Shareholder in respect of those Company Shares issued to a holder of In-the-Money Options pursuant to Section 2.2(a) in order to receive the Consideration for such Company Shares that the former holder has a right to receive under this Plan of Arrangement.

4.2          Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions paid, declared or made with respect to Parent Shares, in each case with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares unless and until such person shall have complied with the provisions of Section 4.1. Subject to applicable Law, and to the provisions of Section 4.5, at the time such person shall have complied with the provisions of Section 4.1 (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to such person, without interest (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Parent Share to which such person is entitled pursuant hereto, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such person with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such Parent Shares.

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4.3          No Fractional Shares. No fractional Parent Shares shall be issued upon compliance with the provisions of Section 4.1 and no dividend, stock split or other change in the capital structure of CaymanCo or Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of CaymanCo or Parent. All such fractional Parent Shares shall be rounded up.

4.4          Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Section 3.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or Parent Shares (and any dividends or distributions with respect thereto) deliverable in accordance with Section 2.2 and such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash (if any) and/or Parent Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, CaymanCo, Parent and their respective transfer agents in such amount as Company, CaymanCo or Parent may direct or otherwise indemnify Company, CaymanCo and Parent in a manner satisfactory to Company, CaymanCo and Parent against any claim that may be made against Company, CaymanCo or Parent with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5          Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.2 that is not deposited with all other instruments required by Section 4.1 on or prior to the date that is three years less one day following the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of CaymanCo or Parent. On such date, the Parent Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to CaymanCo. None of Parent, Company, CaymanCo or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

4.6          Withholding Rights. Company, CaymanCo, Parent and the Depositary shall be entitled to deduct and withhold from any dividend, price or consideration otherwise payable to any holder of Company Options, Company Shares, Parent Shares such amounts as Company, CaymanCo, Parent or the Depositary is required to deduct and withhold with respect to such payment under the ITA or any other applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Company, CaymanCo, Parent and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Company, CaymanCo, CaymanCo, Parent and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Company, CaymanCo, Parent and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

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Article 5
DIRECTORS AND OFFICERS

The directors of CaymanCo in office immediately prior to the Effective Time (together with such additional persons as may be appointed or elected to become directors of the Company effective as of the Effective Time), shall be the directors of the Company at the Effective Time and shall serve in such capacity until the earlier of their resignation or removal or until their successors are duly elected and qualified in accordance with the applicable provisions of the certificate of incorporation and bylaws of the Company and the OBCA. The officers of CaymanCo in office immediately prior to the Effective Time (together with such additional persons as may be elected to become officers of the Company effective as of the Effective Time) shall be the officers of the Company at the Effective Time and shall serve in such capacity until the earlier of their resignation or removal or until their successors are duly elected and qualified in accordance with the applicable provisions of the certificate of incorporation and bylaws of the Company and the OBCA.

Article 6
ANTI-DILUTION PROVISIONS

If, between the date of the Arrangement Agreement and the Effective Time, the outstanding Company Shares or Parent Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares or similar event, the Consideration and any other number or amount contained herein which is based upon the number of Company Shares shall be correspondingly adjusted to provide the holders of Company Shares, Company Options and other awards under the Company Option Plan, the same economic effect as contemplated by the Arrangement Agreement prior to such event; provided, that with respect to Company Options and other awards made under the Company Option Plan, any such adjustments shall be made only to the extent required under the applicable Company Option Plan.

Article 7
AMENDMENT

7.1          Plan of Arrangement Amendment.

(a)	Company may amend, modify and/or supplement this Plan of Arrangement at any time prior to the Effective Time (with the prior written consent of Parent), provided that any such amendment, modification and/or supplement must be contained in a written document that is filed with the Court and, if made after the Company Meeting, approved by the Court and communicated to Company Shareholders and Company Optionholders if and as required by the Court.

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(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company (with the prior written consent of Parent) at any time before or at the Company Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by Company and Parent and, (ii) if required by the Court, it is consented to by Company Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Company Securityholder.

Article 8
NOTICE

Any notice to be given by Parent to Company Securityholders pursuant to the Arrangement will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Company Securityholders, as the case may be, at their addresses as shown on the applicable register of such holders maintained by Company and will be deemed to have been received on the first day following the date of mailing which is a business day.

The provisions of this Plan of Arrangement, the Arrangement Agreement and the Letter of Transmittal apply notwithstanding any accidental omission to give notice to any one or more Company Securityholders and notwithstanding any interruption of mail services in Canada or elsewhere following mailing. In the event of any interruption of mail service following mailing, Parent intends to make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law if post offices in Canada are not open for the deposit of mail, any notice which Parent or the Depositary may give or cause to be given under the Arrangement will be deemed to have been properly given and to have been received by Company Shareholders and Company Optionholders if (i) it is given to the TSX for dissemination or (ii) it is published once in the national edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post or any other daily newspaper of general circulation published in the City of Toronto.

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Notwithstanding the provisions of the Arrangement Agreement, this Plan of Arrangement and the Letter of Transmittal, certificates, if any, for Parent Shares issuable, and cheques for cash amounts payable, pursuant to the Arrangement need not be mailed if Parent determines that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent in respect of which the cheque and certificates being issued were deposited, upon application to the Transfer Agent, until such time as Parent has determined that delivery by mail will no longer be delayed. Parent will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Article 8. Notwithstanding the provisions of the Arrangement Agreement, this Plan of Arrangement and the Letter of Transmittal, the deposit of cheques and certificates with the Transfer Agent in such circumstances will constitute delivery to the persons entitled thereto and the Parent Shares will be deemed to have been paid for immediately upon such deposit.

Article 9
FURTHER ASSURANCES

Each of Company and Parent shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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APPENDIX E

KPMG FAIRNESS OPINION

E-1

KPMG LLP	Telephone	(416) 777-8500
Deal Advisory, Valuations	Fax	(416) 777-3891
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Private & Confidential

The Board of Directors of Transition Therapeutics Inc.

101 College Street, Suite 220

Toronto, Ontario M5G 1L7

June 29, 2016

To the Board of Directors:

Introduction

KPMG LLP (“KPMG”) understands that Transition Therapeutics Inc. (“TTH”) and OPKO Health, Inc. (“OPKO”) propose to enter into an arrangement agreement dated June 29, 2016 (the “Arrangement Agreement”) pursuant to which OPKO will acquire all of the issued and outstanding common shares of TTH (“TTH Shares”) for US$60.0 million in the form of OPKO shares (the “Consideration”). The proposed transaction would be implemented by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

KPMG has been engaged by the Board of Directors of TTH (the “Board”) to provide an opinion as to the fairness of the Consideration to be received by the shareholders of TTH (the “Shareholders”) pursuant to the Arrangement Agreement, from a financial point of view, to the Shareholders (the “Fairness Opinion”).

Engagement of KPMG

KPMG was formally engaged by the Board by letter dated May 10, 2016 (the “Engagement Agreement”) to provide the Fairness Opinion. The terms of the Engagement Agreement provide that KPMG is to be paid a fixed fee. In addition, KPMG is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by the Board in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG's fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Arrangement.

Credentials of KPMG

KPMG is one of the world's largest professional services firms, offering a broad range of services. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes and litigation matters, amongst other things. The conclusion expressed herein is the view of KPMG and the form and content herein have been approved for release by a committee, each of whom is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

Independence of KPMG

KPMG is not an insider, associated or affiliate (as those terms are defined in the Securities Act (Ontario)) of TTH or OPKO. Member firms of KPMG (Canada) may have in the past and/or currently perform tax and advisory services for OPKO; however, have not performed any services in connection with the Arrangement. No professional involved in this engagement was involved in providing any services to OPKO and additional measures were implemented against the unauthorized disclosure of confidential information provided to us. Therefore, we consider KPMG to be independent and without any conflict of interest for this engagement.

Scope of Review

In connection with preparing and rendering the Fairness Opinion, KPMG has reviewed, and where it considered appropriate, relied upon, or undertaken, among other things, the following:

•	The Arrangement Agreement between TTH and OPKO dated June 29, 2016, including certain attachments thereto;

•	Certain internal financial information and other data relating to the business and financial prospects of TTH, including financial forecasts, prepared by management of TTH;

•	Discussions with the senior management of TTH (the “Management”) with respect to the terms of the Arrangement and the financial forecasts including the current and future prospects of TTH;

•	Certain publicly-available historical business and financial information relating to TTH and OPKO, including public filings of TTH and OPKO, and historical market prices and trading volumes of TTH Shares and OPKO shares;

•	Certain publicly-available information, including certain stock market data and financial information, relating to selected companies comparable to TTH;

•	Certain publicly-available financial information relating to selected comparable transactions;

•	General industry information and economic information obtained from other sources considered reliable and necessary by KPMG in the circumstances; and,

•	Such other information and analyses as we considered relevant and appropriate in the circumstance.

Restrictions and Qualifications

The Fairness Opinion has been provided for the use of the Board and for inclusion in an information circular to be sent to the Shareholders in connection with the Arrangement, and may not be used by any person or relied upon by any person without the express prior written consent of KPMG. KPMG will assume no responsibility for losses incurred by TTH, its directors, the Shareholders, or any other parties as a result of the circulation, publication, reproduction, or use of this letter contrary to the provisions of this paragraph.

The Fairness Opinion has been provided for the use of the Board and is not intended to be, and does not constitute, a recommendation that the TTH Shareholders tender or not tender their TTH Shares pursuant to the Agreement. The Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to TTH. KPMG expresses no opinion with respect to the future trading prices of the TTH Shares or OPKO shares.

KPMG has not been asked to prepare and has not prepared a formal valuation under Multilateral Instrument 61-101 of the Ontario Securities Commission of TTH or OPKO or of any of its respective securities or assets, and this Fairness Opinion should not be construed as such.

KPMG has relied upon the completeness, accuracy and fair presentation of all of the financial and other factual information, data, advice, opinions or representations obtained by it from public sources and Management (collectively, the “Information”). Our conclusions are conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. In preparing the Fairness Opinion, KPMG has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

Management has represented to KPMG in a representation letter dated June 29, 2016, among other things, that the Information provided to KPMG in connection with the Arrangement was, as at the date the Information was provided, is complete, true and correct in all material respects and does not omit to state any material fact. Further, Management has represented that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of TTH which would reasonably be expected to have a material effect on the Fairness Opinion. They have also represented that they have no knowledge of any facts which would reasonably be expected to materially affect the Fairness Opinion and that there are not any material contingent liabilities or actions, suits, proceedings or investigations or enquiries pending or threatened against or affecting the Arrangement, or TTH which may in any way materially affect TTH or the Arrangement.

KPMG’s conclusions are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at June 29, 2016 and the condition and prospects, financial and otherwise, of TTH as they were reflected in the Information and as they have been represented to KPMG in discussions with Management.

KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion, which would have been known or expected to be known as of the date hereof, but may come or be brought to KPMG’s attention after such date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, KPMG reserves the right to change, modify or withdraw the Fairness Opinion. Moreover, KPMG reserves the right, but will be under no obligation, to complete any additional analyses that might subsequently be required following the receipt of additional information.

No opinion, counsel, or interpretation is intended in matters that require legal or appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

KPMG believes that the Fairness Opinion should be considered as a whole and that selecting portions of KPMG’s analysis could create a misleading view of the methodologies and approaches underlying KPMG’s conclusions. The preparation of a Fairness Opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Approach

The assessment of fairness from a financial point of view must be determined in the context of the Arrangement. KPMG has based the Fairness Opinion on methods and techniques that KPMG considered appropriate in the circumstance and considered a number of factors in its review of the Arrangement, amongst other things:

a)	A comparison of the Consideration to the current and historical weighted-average price of the TTH Shares;

b)	A comparison of the Consideration to certain valuation analysis on TTH; and,

c)	An evaluation of the form of the Consideration.

Conclusion

On the basis of, and subject to the foregoing, KPMG is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

Appendix F

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185. (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)	If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3)	A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4)	In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10)	A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11)	Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)	On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1)	A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2)	A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17)	Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18)	Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19)	If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22)	Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23)	All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24)	Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26)	The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27)	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28)	Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Appendix G
INFORMATION CONCERNING TRANSITION

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix G and not otherwise defined in this Appendix G have the meanings given to such terms under “Glossary of Terms” in the main body of the Information Circular.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix G contains certain forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” and similar words suggesting future outcomes. In particular, this Appendix G contains forward-looking statements pertaining to, but not limited to, the following: the clinical study phases of Transition’s product candidates which Transition expects to complete; the ability of Transition’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence or severity of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Lilly and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401; TT701 development plans and timelines for individuals with androgen deficiency or other disease indications; the potential clinical benefit of TT701 to increase lean body mass, improve functional and sexual outcomes, or improve other symptoms associated with androgen deficiency; the engagement of third party manufacturers to produce Transition’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of Transition to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of Transition.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in this Appendix G include, but are not limited to: (i) the assumption that Transition will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that Transition may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that Transition will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that Transition will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that Transition will be able to compete in the targeted markets, and (vii) the risk that Transition may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. Transition believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Appendix G and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of the Information Circular.

Transition will not undertake any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by securities laws.

Transition Shareholders should carefully consider the information contained under the heading “Risks Factors” in this Appendix G, the information contained in Transition’s annual Management Discussion and Analysis for the year ended June 30, 2015 dated September 14, 2015, which is available on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov, and all other information included in this Appendix G before making investment decisions with regard to the securities of Transition.

RISK FACTORS

In addition to the other information included and incorporated by reference into this Appendix G, you should carefully consider the information and risk factors contained in or incorporated by reference in the Information Circular, including those risk factors set forth under the heading “Risks and Uncertainties” in the AIF (as defined herein), and those risk factors set forth under the heading “Risks and Uncertainties” in the Annual MD&A (as defined herein), which are incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix G from documents filed with securities commissions or similar authorities in Canada and with the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of Transition at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7, telephone (416) 260-7770. These documents are also available through the Internet on SEDAR.

The following documents, filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Appendix G, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Appendix G or in any other subsequently filed document that is also incorporated by reference in this Appendix G:

(a)	the annual information form of Transition for the year ended June 30, 2015 dated September 14, 2015 (the “AIF”);

(b)	the audited consolidated balance sheets of Transition as at June 30, 2015 and 2014, and the audited consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years ended June 30, 2015 and 2014, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”);

(c)	the unaudited consolidated balance sheets of Transition as at March 31, 2016, the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the nine and three month periods ended March 31, 2016 and 2015, together with the notes thereto (the “Interim Financial Statements”);

(d)	the unaudited consolidated balance sheets of Transition as at December 31, 2015, the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the six and three month periods ended December 31, 2015 and 2014, together with the notes thereto;

(e)	the management’s discussion and analysis and results of operations of Transition for the year ended June 30, 2015 (the “Annual MD&A”);

(f)	the management’s discussion and analysis and results of operations of Transition for the nine and three months ended March 31, 2016 (the “Interim MD&A”);

(g)	the management information circular of Transition dated November 5, 2015 with respect to the annual meeting of the shareholders of Transition held on December 10, 2015;

(h)	the material change report of Transition dated November 5, 2015 with respect to the results of a Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005; and

(i)	the material change report dated July 6, 2016 with respect to Transition, OPKO and OPKO Sub entering into the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Transition with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of the Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Appendix G and the Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix G to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix G.

TRANSITION

Name, Address and Incorporation

Transition was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” Transition filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its common shares (the “Common Shares”). On November 2, 2000, Transition filed articles of amendment to delete its private company restrictions. On December 14, 2000, Transition filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, Transition filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, Transition completed the consolidation of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every nine pre-consolidation Common Shares.

Transition’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Intercorporate Relationships

Transition has three wholly-owned material subsidiaries: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act, Transition Therapeutics (Ireland) Limited (“Transition Ireland”) (formerly Elan Science Ten Limited) which is incorporated under the Companies Acts of 1963 to 2009 in Dublin, Ireland and Transition Therapeutics (USA) Inc. (“Transition USA”), which is incorporated under the laws of the State of California. Transition also has one wholly-owned immaterial subsidiary.

The chart below illustrates Transition’s corporate structure, excluding its wholly-owned immaterial subsidiary:

THE BUSINESS OF TRANSITION

Transition’s principal business activity is the research and development of therapeutic agents.

Transition Ireland and Waratah are developing novel pharmaceuticals for disease indications with large markets. Transition and Transition USA provide development services to support the clinical and non-clinical activities of Transition Ireland and Waratah.

Each of Transition and its subsidiaries perform different activities and has different business models.

Transition Ireland’s business model is to perform later stage clinical development and commercialization for drug candidates acquired externally. In February 2014, Transition Ireland acquired neuropsychiatric drug candidate, ELND005. The completed ELND005 Phase 2/3 study in Alzheimer’s disease patients did not meet the study’s primary efficacy endpoint. In May 2015, Transition Ireland acquired all rights to TT701, an orally administered selective androgen receptor modulator. In a previously completed Phase 2 study, TT701 has been shown to significantly increase lean body mass and a measurement of muscle strength in male subjects. Brigham and Women’s Hospital (“BWH”) is conducting an investigator-led TT701 Phase 2 clinical study which is expected to enroll up to 125 prostate cancer patients that have undergone a radical prostatectomy procedure.

Waratah’s business model is to advance drug candidates through clinical development and commercialization. Waratah’s lead drug candidate is TT401 for the treatment of type 2 diabetes and obesity. In February 2016, Transition announced the results of a TT401 Phase 2 study performed by Lilly, Waratah’s TT401 development collaborator, in 420 type 2 diabetes patients. In April 2016, all development and commercialization rights to TT401 were transferred from Lilly to Waratah.

Transition Ireland and Waratah contract development services from contract research organizations, including Transition, Transition USA and third parties, to perform the development activities for their drug candidates.

For further information on Transition and its business activities, see “General Development of the Business” and “Business of the Corporation” in the AIF, which is incorporated by reference herein.

RECENT DEVELOPMENTS

TT401 for Diabetes

On February 1, 2016, Transition announced the results of a Phase 2 clinical study performed by Lilly, Waratah’s TT401 development collaborator, of drug candidate TT401 (LY2944876) for the treatment of type 2 diabetes. TT401 is a once-weekly administered oxyntomodulin analog with dual GLP-1 and glucagon agonist activity. The Phase 2 study enrolled 420 type 2 diabetes subjects into a 24 week study consisting of a 12-week randomized blinded stage followed by a 12-week open-label stage. The study included four once-weekly dose arms of TT401 (10mg, 15mg, 30mg, 50mg), a placebo arm, and an active comparator arm (exenatide extended release – 2mg).

TT401 demonstrated HbA1c improvements of up to -1.43% (similar to the exenatide arm). All TT401 dose arms and the exenatide arm were statistically significant relative to the placebo arm at Weeks 12 and 24.

TT401 also produced dose dependent weight loss (up to -3.3 kg). The weight loss observed in the highest dose arm (50mg of TT401) was statistically significant relative to both the placebo and exenatide arms at weeks 12 and 24.

In the study, TT401 appeared to have an acceptable safety and tolerability profile. There were a similar number of study discontinuations and serious adverse events between the TT401 dose arms and the exenatide arm. The most frequently observed adverse events were gastrointestinal; these were generally classified as mild to moderate and diminished over time.

In April 2016, Lilly elected not to advance diabetes drug candidate, TT401, into Phase 3 development. Under the companies’ collaboration agreement, all TT401 development and commercialization rights transferred to Waratah. Waratah is unencumbered to advance TT401 on its own or with a third party. The royalty that Waratah is eligible to receive on sales of related Lilly compounds remains unaffected. Going forward, Lilly will be eligible to receive a royalty on future TT401 sales and a royalty on TT401 non-royalty income.

TT701 for Androgen Deficiency

Since acquiring the exclusive worldwide rights to TT701 in May 2015, Transition has incurred drug development manufacturing costs as it prepares to move the drug candidate into a Phase 2 clinical trial.

On October 29, 2015, Transition announced that Transition Ireland had entered into an agreement with BWH for an investigator-led clinical study of drug candidate TT701.

On April 25, 2016, Transition announced the dosing of the first patient of a Phase 2 study of SARM drug candidate TT701. The Phase 2 study will evaluate the efficacy and safety of TT701 in improving the symptoms of androgen deficiency (sexual symptoms, fatigue/low vitality, and physical dysfunction) in men with prostate cancer who have undergone radical prostatectomy for organ-localized prostate cancer. BWH is conducting the investigator-led Phase 2 clinical study which is expected to enroll up to 125 subjects at selected specialized clinical sites including BWH. The principal investigator for the Phase 2 study is Dr. Shalender Bhasin, Director of the Research Program in Men’s Health: Aging and Metabolism at BWH, who is an internationally recognized endocrinologist with expertise in testosterone biology and men’s aging.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Transition consists of an unlimited number of Transition Shares. As at July 21, 2016, there were 38,798,971 Transition Shares issued and outstanding.

Holders of Transition Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of Transition as are available for distribution upon the liquidation, dissolution or winding-up of Transition.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

As at July 21, 2016, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Transition Shares, except as follows:

Name	Number of Common Shares	Percentage of Class(1)
Mr. Jack Schuler	6,846,127	17.65%
Mr. Larry N Feinberg	4,243,146	10.94%
FMR LLC	5,445,407	14.03%

Note:

(1)	Based on 38,798,971 Transition Shares outstanding on July 21, 2016.

DIVIDENDS

Transition has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Transition Board and will depend upon Transition’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Transition Board may consider appropriate in the circumstances.

CONSOLIDATED CAPITALIZATION

Other than in connection with the Arrangement or as otherwise described in the Information Circular, there has been no material change in the share and loan capital of Transition on a consolidated basis since the date of Transition’s most recent financial statements incorporated by reference in this Appendix G.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and on the NASDAQ Global Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX and the NASDAQ on a monthly basis for the twelve-month period prior to the date of the Information Circular as follows:

	TSX(1)				NASDAQ(2)
Month	High	Low	Close(3)	Volume	High	Low	Close(3)	Volume
2015

July	3.30	2.50	2.83	208,378	2.52	1.95	2.17	3,083,033
August	3.87	2.37	2.94	134,634	2.72	1.77	2.17	3,358,918
September	2.97	2.23	2.30	40,651	2.34	1.70	1.79	2,167,004
October	3.54	2.19	2.50	152,633	2.75	1.70	1.87	11,848,638
November	2.87	2.36	2.53	86,028	2.01	1.80	1.89	1,144,866
December	2.85	2.41	2.67	128,049	2.07	1.77	1.92	1,212,115

2016

January	2.67	1.77	1.81	56,235	1.92	1.28	1.30	534,222
February	1.81	1.18	1.26	110,704	1.32	0.80	0.94	2,240,348
March	1.90	1.20	1.64	76,287	1.51	0.86	1.28	624,456
April	1.67	0.94	0.97	1,028,140	1.29	0.74	0.79	2,147,032
May	1.08	0.95	1.04	211,419	0.87	0.70	0.87	584,231
June	1.93	0.89	1.88	531,578	1.49	0.66	1.47	2,718,878
July 1 to 21	2.15	1.65	2.07	303,662	1.68	1.45	1.59	1,853,260

Notes:

(1)	Amounts are expressed in Canadian dollars.
(2)	Amounts are expressed in U.S. dollars.
(3)	As of the last day of the month or period, as applicable.

PRIOR SALES

Within the twelve-month period prior to the date of the Information Circular, Transition has not issued any Transition Shares or any convertible securities to purchase Transition Shares.

ADDITIONAL INFORMATION

Additional information relating to Transition is available on the SEDAR website at www.sedar.com. Financial information concerning Transition is provided in the Annual Financial Statements, Interim Financial Statements, Annual MD&A and Interim MD&A, each of which can be accessed on SEDAR and EDGAR. Copies of the Annual Financial Statements, Interim Financial Statements, Annual MD&A and Interim MD&A are available upon request from the Chief Financial Officer of Transition at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7.

Appendix H
INFORMATION CONCERNING OPKO

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the meanings given to such terms under “Glossary of Terms” in the main body of the Information Circular.

All dollar amounts set forth in this Appendix H are expressed in U.S. dollars, except where otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix H contains certain forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar words suggesting future outcomes. In particular, this Appendix H contains forward-looking statements pertaining to, but not limited to, the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance, the potential for Transition’s products, whether TT701 will serve an important need in patients who can benefit from its anabolic effects without risks associated with testosterone products, whether TT701 can be used in conjunction with our Claros®1 products, and other statements regarding OPKO’s and Transition’s future expectations, beliefs, plans, product candidates, objectives, financial conditions, assumptions or future events or performance that are not historical facts.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. OPKO believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Appendix H and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of the Information Circular.

Forward-looking statements are subject to various risks and uncertainties, including those discussed herein, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on forward-looking statements, which are provided as of the date of the Information Circular unless otherwise stated, and OPKO will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Transition Shareholders should carefully consider the information contained under the headings “Risk Factors” in this Appendix H, the information contained in OPKO’s periodic public filings with the SEC, including those discussed in the sections entitled “Risk Factors” in OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and OPKO’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, and in Transition’s AIF and Annual MD&A, factors contained or incorporated by reference into such documents and in subsequent filings by OPKO and Transition with the SEC or with securities commissions or similar authorities in Canada, respectively, before making investment decisions with regard to the securities of Transition.

RISK FACTORS

By voting in favour of the Arrangement Resolution, Transition Shareholders will be choosing to invest in OPKO Shares. An investment in OPKO Shares involves a high degree of risk. Before you vote, you should carefully consider the risks described in the Information Circular, those described in the sections entitled “Special Note Regarding Forward Looking Statements” and the other information contained in the Information Circular or in the documents of Transition and OPKO incorporated by reference into the Information Circular, particularly the risk factors set forth in the documents of Transition and OPKO incorporated by reference into the Information Circular. See “Documents Incorporated by Reference” in each of Appendix G and Appendix H of the Information Circular. In addition to the risks set forth therein, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Transition or OPKO assess the impact of all factors on the Arrangement and the combined company following the Arrangement or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. If any of the risks described herein or in the documents incorporated by reference into the Information Circular actually materializes, the businesses, financial condition, results of operations, prospects or stock prices of OPKO, Transition and/or the combined company could be materially and adversely affected.

Documents Incorporated by Reference

Information has been incorporated by reference in this Appendix H from documents filed by OPKO with the SEC. OPKO files annual, quarterly and current reports, proxy statements and other information with the SEC. Transition Shareholders may read and copy any documents OPKO files at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of OPKO also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents OPKO files with the SEC by going to the Investor Relations page on OPKO’s Internet website at http://www.opko.com. The Internet website address of OPKO is provided as inactive textual references only. The information provided on the Internet website of OPKO, other than copies of the documents listed below that have been filed with the SEC, is not part of this Information Circular and, therefore, is not incorporated herein by reference.

The following documents, filed with the SEC, are specifically incorporated by reference in, and form an integral part of, the Information Circular, including this Appendix H, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Appendix H or in any other subsequently filed document that is also incorporated by reference in this Appendix H:

(a)	OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (filed with the SEC on February 29, 2016);

(b)	Amendment No. 1 to OPKO’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2015 (filed with the SEC on March 24, 2016);

(c)	OPKO’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (filed with the SEC on May 9, 2016);

(d)	OPKO’s Current Reports on Form 8-K filed with the SEC on March 30, 2016, April 1, 2016, April 6, 2016, May 6, 2016, May 9, 2016, June 13, 2016, June 30, 2016 and July 1, 2016;

(e)	OPKO’s Definitive Proxy Statement for its 2016 Annual Meeting of Stockholders (filed with the SEC on March 25, 2016);

(f)	OPKO’s Amended and Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q of OPKO for the fiscal period ended September 30, 2013 (filed with the SEC on November 12, 2013);

(g)	OPKO’s Amended and Restated By-laws, filed as Exhibit 2.1 to the Annual Report on Form 10-K of OPKO for the fiscal year ended December 31, 2007 (filed with the SEC on March 31, 2008); and

(h)	The description of OPKO’s common stock, which is registered under Section 12 of the 1934 Act, in OPKO’s registration statement on Form 8-A filed with the SEC on June 23, 2016, including any amendments or reports filed for the purpose of updating such description.

Any documents subsequently filed by OPKO pursuant to Section 13(a), 13(c), 14, or 15(d) of the 1934 Act before the date of the Meeting are also incorporated by reference in the Information Circular, other than information furnished by OPKO on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the 1934 Act.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix H to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix H.

Any person may request a copy of any of the documents incorporated by reference into this Information Circular or other information concerning OPKO, without charge, by written or telephonic request to OPKO Health, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, Attention: Investor Relations, Telephone (305) 575-4100; or from the SEC through the SEC website at the address provided above.

OPKO

OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing markets. OPKO’s diagnostics business includes Bio-Reference Laboratories, the nation's third-largest clinical laboratory with a core genetic testing business and a 420-person sales force to drive growth and leverage new products, including the 4Kscore® prostate cancer test and the Claros1® in-office immunoassay platform. OPKO’s pharmaceutical business features Rayaldee®, a United States Food and Drug Administration approved treatment for secondary hyperparathyroidism in stage 3 or 4 chronic kidney diseases patients with vitamin D insufficiency, and VARUBI™ for chemotherapy-induced nausea and vomiting (oral formulation launched by partner Tesaro and IV formulation Prescription Drug User Fee Act date: January 2017). OPKO’s biologics business includes hGH-CTP, a once-weekly human growth hormone injection (in phase 3 and partnered with Pfizer), a long-acting Factor VIIa drug for hemophilia (in phase 2a) and a long-acting oxyntomodulin for diabetes and obesity (in phase 1). OPKO also has production and distribution assets worldwide, multiple strategic investments and an active business development strategy.

OPKO is incorporated in the State of Delaware. OPKO’s principal offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137 and its phone number is (305) 575-4100. The OPKO Shares are listed on the NASDAQ Global Market under the symbol “OPK” and were previously listed on the New York Stock Exchange under the symbol “OPK”. OPKO’s principal website is www.opko.com. The information contained on OPKO’s website is not deemed part of this Information Circular.

OPKO Sub, a Cayman Islands corporation and a wholly owned subsidiary of OPKO, was formed as a holding company of OPKO. Upon the consummation of the Arrangement, Transition will become a direct, wholly owned subsidiary of OPKO Sub.

ADDITIONAL INFORMATION

Additional information concerning OPKO can be found in OPKO's filings with the SEC and available through the SEC's Electronic Data Gathering and Analysis Retrieval system at www.sec.gov.

SELECTED HISTORICAL FINANCIAL DATA OF OPKO

The following table presents selected historical consolidated financial data for OPKO as of and for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 and as of and for the three months ended March 31, 2016 and 2015. The balance sheet data as of December 31, 2015 and 2014 and the statement of income data for the fiscal years ended December 31, 2015, 2014 and 2013 have been obtained from OPKO’s audited consolidated financial statements included in OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this Information Circular. The balance sheet data as of December 31, 2013 and 2012 and the statement of income data for the fiscal years ended December 31, 2012 and 2011 have been derived from OPKO’s audited consolidated financial statements included in OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which has not been incorporated into this document by reference. The balance sheet data as of December 31, 2011 has been derived from OPKO’s audited consolidated financial statements included in OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which has not been incorporated into this document by reference. The balance sheet data as of March 31, 2016 and the statement of income data for the three months ended March 31, 2016 and 2015 have been obtained from OPKO’s unaudited condensed consolidated financial statements included in OPKO’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, which is incorporated by reference into this Information Circular. The balance sheet data as of March 31, 2015 has been derived from OPKO’s unaudited condensed consolidated financial statements included in OPKO’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, which has not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in OPKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and OPKO’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein.

	For the three months ended
	March 31,		For the years ended December 31,
(In thousands, except share and per share information)	2016	2015	2015	2014	2013	2012	2011
Statement of operations data:
Revenues	$291,037	$30,084	$491,738	$91,125	$96,530	$47,044	$27,979
Costs and expenses:
Cost of revenue	147,536	10,320	235,239	48,009	48,860	27,878	17,243
Operating expenses	171,019	76,678	354,980	188,931	127,302	56,435	33,925
Total costs and expenses	318,555	86,998	590,219	236,940	176,162	84,313	51,168
Operating loss from continuing operations	(27,518)	(56,914)	(98,481)	(145,815)	(79,632)	(37,269)	(23,189)
Other income and (expense), net	(2,621)	(53,853)	(39,517)	(25,212)	(24,586)	165	(1,044)
Income tax benefit (provision)	20,506	(5,509)	113,675	(24)	(1,672)	9,626	19,358
Loss from continuing operations	(11,978)	(118,037)	(31,428)	(174,638)	(117,346)	(29,540)	(6,464)
Net loss attributable to common shareholders	$(11,978)	$(117,112)	$(30,028)	$(171,666)	$(114,827)	$(31,288)	$(3,662)
Loss per share, basic and diluted:
Loss from continuing operations	$(0.02)	$(0.26)	$(0.06)	$(0.41)	$(0.32)	$(0.11)	$(0.03)
Weighted average number of common shares outstanding basic and diluted:	545,823,434	446,480,884	488,065,908	422,014,039	355,095,701	295,750,077	280,673,122
Balance sheet data:
Total assets	$2,793,206	$1,512,249	$2,799,614	$1,267,664	$1,391,516	$289,830	$229,489
Long-term liabilities	$528,100	$516,838	$567,918	$348,812	$426,687	$34,168	$25,443
Series D Preferred Stock	$—	$—	$—	$—	$—	$24,386	$24,386
Total shareholders' equity	$1,997,874	$812,573	$1,979,794	$835,741	$872,979	$178,894	$160,882

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Arrangement. Under the terms of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, each issued and outstanding Transition Share (other than any Transition Shares held by OPKO or any OPKO affiliate or a Dissenting Shareholder) will be converted and exchanged into OPKO Shares using an exchange rate equal to (i) 6,430,868 divided by (ii) the number of shares of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as a result of the conversion of the Transition Options, but excluding any Transition Shares held by OPKO or any affiliate of OPKO).

The following unaudited pro forma condensed combined financial statements give effect to the Arrangement under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 805, Business Combinations, with OPKO treated as the legal and accounting acquirer. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Arrangement, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of OPKO and Transition. Although OPKO has entered into the Arrangement Agreement, there is no guarantee that the Arrangement will be completed.

The unaudited pro forma condensed combined balance sheet and statements of operations have been prepared utilizing period ends that differ by less than 93 days, as permitted by Regulation S-X. OPKO is a registrant with a fiscal year that ends on December 31 and Transition is a registrant with a fiscal year that ends on June 30. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of OPKO as of March 31, 2016 and Transition as of March 31, 2016, and has been prepared to reflect the Arrangement as if it occurred on March 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is based on the individual historical consolidated statement of operations of OPKO as of December 31, 2015 and Transition as of December 31, 2015, giving effect to the Arrangement as if it occurred on January 1, 2015. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2016 is based on the individual historical consolidated statement of operations of OPKO for the three months ended March 31, 2016 and Transition for the three months ended March 31, 2016, giving effect to the Arrangement as if it occurred on January 1, 2015.

The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the Arrangement, including, but not limited to, the anticipated realization of ongoing savings from operating synergies and certain one-time charges OPKO expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of OPKO and Transition.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Arrangement been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, OPKO adjusted Transition’s assets and liabilities to their estimated fair values. As of the date of this Information Circular, OPKO has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Transition assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Transition’s accounting policies to OPKO’s accounting policies. A final determination of the fair value of Transition’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Transition that exist as of the date of completion of the Arrangement and, therefore, cannot be made prior to that date. Additionally, the value of the Consideration will be determined based on the trading price of the OPKO Shares at the Effective Time. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, OPKO’s historical experience, data that was available through the public domain and OPKO’s due diligence review of Transition’s business. Until the Arrangement is completed, both companies are limited in their ability to share information with each other. Upon completion of the Arrangement, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized.

There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements;

•	OPKO’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2015 and OPKO’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016; and

•	Transition’s Annual Financial Statements and related notes thereto for the year ended June 30, 2015 and Transition’s Interim Financial Statements for the quarterly periods ended December 31, 2015 and March 31, 2016.

OPKO Health, Inc. and subsidiaries

Pro Forma Condensed Combined Balance Sheets

As of March 31, 2016 (unaudited)

(in thousands, except share and per share data)

	OPKO Health,	Transition
	Inc.	Therapeutics
	as of March	as of March	Pro Forma	Pro Forma
	31, 2016	31, 2016	Adjustments	Combined
ASSETS
Current assets:
Cash and cash equivalents	$174,973	$19,097	$-	$194,070
Accounts receivable, net	204,479	-	-	204,479
Inventory	40,575	-	-	40,575
Prepaid expenses and other current assets	33,505	489	-	33,994
Total current assets	453,532	19,586	-	473,118
Property, plant and equipment, net	133,948	103	-	134,051
Intangible assets, net	625,405	5,824	(5,824)	625,405
In-process research and development	793,626	-	44,100	837,726
Goodwill	746,961	-	15,979	762,940
Investments, net	35,212	-	-	35,212
Other assets	4,522	-	-	4,522
Total assets	$2,793,206	$25,513	$54,255	$2,872,974
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$73,436	$1,084	$-	$74,520
Accrued expenses	182,342	695	-	183,037
Current portion of lines of credit and notes payable	11,454	-	-	11,454
Total current liabilities	267,232	1,779	-	269,011
2033 Senior Notes and estimated fair value of embedded derivatives, net of discount	49,608	-	-	49,608
Deferred tax liabilities, net	202,680	-	11,455	214,135
Other long-term liabilities, principally deferred revenue and line of credit	275,812	2,933	-	278,745
Total long-term liabilities	528,100	2,933	11,455	542,488
Total liabilities	795,332	4,712	11,455	811,499
Equity:
Common Stock - $0.01 par value, 750,000,000 shares authorized; 547,980,417 and shares issued at March 31, 2016	5,480	-	64	5,544
Treasury Stock - 586,760 shares at March 31, 2016	(1,911)	-	-	(1,911)
Additional paid-in capital	2,728,264	201,040	(137,503)	2,791,801
Accumulated other comprehensive loss	(17,110)	(496)	496	(17,110)
Accumulated deficit	(716,849)	(179,743)	179,743	(716,849)
Total shareholders' equity	1,997,874	20,801	42,800	2,061,475
Total liabilities and equity	$2,793,206	$25,513	$54,255	$2,872,974

OPKO Health, Inc. and subsidiaries

Pro Forma Condensed Combined Statement of Operations

For the three months ended March 31, 2016

(unaudited)

(in thousands, except share and per share data)

	OPKO	Transition
	Health, Inc.	Therapeutics
	three months	three months
	ended March	ended March	Pro Forma	Pro Forma
	31, 2016	31, 2016	Adjustments	Combined
Revenues:
Revenue from services	$252,522	$-	$-	$252,522
Revenue from products	19,899	-	-	19,899
Revenue from transfer of intellectual property and other	18,616	-	-	18,616
Total revenues	291,037	-	-	291,037
Costs and expenses:
Cost of service revenue	137,597	-	-	137,597
Cost of product revenue	9,939	-	-	9,939
Selling, general and administrative	128,001	873	-	128,874
Research and development	27,822	1,032	-	28,854
Contingent consideration	1,753	1	-	1,754
Amortization of intangible assets	13,443	118	(118)	13,443
Total costs and expenses	318,555	2,024	(118)	320,461
Operating loss	(27,518)	(2,024)	118	(29,424)
Other income and (expense), net:
Interest income	43	25	-	68
Interest expense	(1,787)	-	-	(1,787)
Fair value changes of derivative instruments, net	(1,423)	-	-	(1,423)
Other income (expense), net	546	(1,043)	-	(497)
Other income and (expense), net	(2,621)	(1,018)	-	(3,639)
Loss before income taxes and investment losses	(30,139)	(3,042)	118	(33,063)
Income tax benefit (provision)	20,506	-	-	20,506
Loss before investment losses	(9,633)	(3,042)	118	(12,557)
Loss from investments in investees	(2,345)	-	-	(2,345)
Net loss	$(11,978)	$(3,042)	118	$(14,902)
Loss per share, basic and diluted:
Net loss per share	$(0.02)	$(0.08)		$(0.03)
Weighted average number of common shares outstanding, basic and diluted	545,823,434	38,798,971	(32,368,103)	552,254,302

OPKO Health, Inc. and subsidiaries

Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2015

(unaudited)

(in thousands, except share and per share data)

	OPKO	Transition
	Health, Inc.	Therapeutics
	year ended	year ended
	December 31,	December 31,	Pro Forma	Pro Forma
	2015	2015	Adjustments	Combined
Revenues:
Revenue from services	$329,739	$-	$-	$329,739
Revenue from products	80,146	-	-	80,146
Revenue from transfer of intellectual property and other	81,853	-	-	81,853
Total revenues	491,738	-	-	491,738
Costs and expenses:
Cost of service revenue	193,305	-	-	193,305
Cost of product revenue	41,934	-	-	41,934
Selling, general and administrative	196,576	4,398	-	200,974
Research and development	99,488	18,002	-	117,490
Contingent consideration	5,050	(137)	-	4,913
Amortization of intangible assets	27,977	498	(498)	27,977
Grant repayment	25,889	-	-	25,889
Total costs and expenses	590,219	22,761	(498)	612,482
Operating loss	(98,481)	(22,761)	498	(120,744)
Other income and (expense), net:
Interest income	255	115	-	370
Interest expense	(8,419)	-	-	(8,419)
Fair value changes of derivative instruments, net	(39,083)	-	-	(39,083)
Other income (expense), net	7,730	2,916	-	10,646
Other income and (expense), net	(39,517)	3,031	-	(36,486)
Loss before income taxes and investment losses	(137,998)	(19,730)	498	(157,230)
Income tax benefit (provision)	113,675	-	-	113,675
Loss before investment losses	(24,323)	(19,730)	498	(43,555)
Loss from investments in investees	(7,105)	-	-	(7,105)
Net loss	(31,428)	(19,730)	498	(50,660)
Less: Net loss attributable to noncontrolling interests	(1,400)	-	-	(1,400)
Net loss attributable to common shareholders	$(30,028)	$(19,730)	498	$(49,260)
Loss per share, basic and diluted:
Net loss per share	$(0.06)	$(0.51)		$(0.10)
Weighted average number of common shares outstanding, basic and diluted	488,065,908	38,324,236	(31,893,368)	494,496,776

1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

On June 29, 2016, OPKO, OPKO Sub and Transition entered into the Arrangement Agreement. Under the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, each issued and outstanding Transition Share (other than any Transition Shares held by OPKO or any OPKO affiliate or a Dissenting Shareholder) will be converted and exchanged into OPKO Shares using an exchange rate equal to (i) 6,430,868 divided by (ii) the number of shares of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as a result of the conversion of the Transition Options, but excluding any Transition Shares held by OPKO or any affiliate of OPKO).

Under the Arrangement, holders of In-the-Money Options, if any, will receive the In-the-Money Option Consideration in respect of each In-the-Money Option held at the Effective Time and all Transition Options other than In-the-Money Options will be cancelled for no consideration. Certain of the directors and senior officers of Transition may be entitled to receive In-the-Money Option Consideration under the Arrangement.

The Arrangement is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combination, with OPKO treated as the legal and accounting acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the Arrangement, including reviews of publicly disclosed allocations for other acquisitions in the industry, OPKO’s historical experience, data that was available through the public domain and OPKO’s due diligence review Transition’s business. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the Arrangement may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Transition at the closing date of the Arrangement.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, OPKO has applied the guidance in ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the periods presented, neither OPKO nor Transition had yet incurred material transaction costs related to the Arrangement.

The unaudited pro forma condensed combined financial statements were prepared in accordance with United States GAAP and pursuant to SEC Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined companies based upon the historical information after giving effect to the Arrangement and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of OPKO as of March 31, 2016 and Transition as of March 31, 2016, and has been prepared to reflect the Arrangement as if it occurred on March 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is based on the individual historical consolidated statement of operations of OPKO as of December 31, 2015 and Transition as of December 31, 2015, giving effect to the Arrangement as if it occurred on January 1, 2015. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2016 is based on the individual historical consolidated statement of operations of OPKO for the three months ended March 31, 2016 and Transition for the three months ended March 31, 2016, giving effect to the Arrangement as if it occurred on January 1, 2015. The consolidated statement of operations of Transition for the year ended December 31, 2015 is derived from the consolidated financial statements for the year ended June 30, 2015 less the results of operations for the six months ended December 31, 2014 plus the results of operations for the six months ended December 31, 2015.

The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the Arrangement, including, but not limited to, the anticipated realization of ongoing savings from operating synergies and certain one-time charges OPKO expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of OPKO and Transition.

2. ACCOUNTING POLICIES AND RECLASSIFICATIONS

As part of preparing these unaudited pro forma condensed combined financial statements, OPKO conducted an initial review of the accounting policies of Transition to determine if differences in accounting policies require reclassification of results of operations or reclassification of assets or liabilities to conform to OPKO’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, OPKO did not become aware of any material differences between accounting policies of OPKO and Transition except for the accounting for Transition’s intangible assets and related amortization as discussed in Note 4.

The historical consolidated financial statements of Transition presented herein have been adjusted by condensing certain line items and reclassifying certain line items in order to conform to OPKO’s financial statement presentation.

3. PRELIMINARY CONSIDERATION TRANSFERRED AND PRELIMINARY FAIR VALUE OF NET ASSETS ACQUIRED

The Arrangement has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. In addition, ASC 805 establishes that the OPKO Shares issued to effect the Arrangement be measured at the Effective Date of the Arrangement at the then-current market price.

Based on (i) the closing price of OPKO Shares of $9.89 on July 19, 2016 (the most recent practicable date prior to the date of this Information Circular) and (ii) the 6,430,868 OPKO Shares to be issued to Transition Shareholders pursuant to the Arrangement, the total consideration would have been $63.6 million.

OPKO has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the Arrangement. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Arrangement. OPKO anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to in-process research and development, deferred tax liabilities and residual goodwill. The valuations will consist of discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final consideration and amounts allocated to assets acquired and liabilities assumed in the Arrangement could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the Arrangement from those preliminary valuations presented in these unaudited pro forma condensed combined financial statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Arrangement.

4. ADJUSTMENTS TO TRANSITION HISTORICAL FINANCIAL INFORMATION

The historical financial information of Transition incorporated by reference into this Information Circular was prepared in accordance with IFRS. The historical financial information of OPKO incorporated by reference into this Information Circular was prepared in accordance with United States GAAP. The pro forma condensed combined financial statements are also presented in accordance with United States GAAP. Accordingly, adjustments were made to conform the Transition historical financial information to United States GAAP for purposes of presenting the pro forma condensed combined financial statements. The adjustments made were as follows: (i) on the pro forma condensed combined balance sheet, Transition’s net intangible asset balance of $5,824 at March 31, 2016 was eliminated and (ii) on the pro forma condensed combined statements of operations, the related amortization of intangible assets of $118 and $498 for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, was eliminated. Under United States GAAP, Transition’s intangible assets would have been expensed in full in the period in they were acquired.

In addition, the historical financial information of Transition incorporated by reference into this Information Circular is presented in Canadian dollars. Accordingly, adjustments were made to translate the Transition financial statements to United States dollars for purposes of presenting the pro forma condensed combined financial statements. Balance sheet amounts were translated at the exchange rate as of the balance sheet date and income statements amounts were translated using the average exchange rate for the periods presented. The historical exchange rates used were the Bank of Canada noon rate published on the Bank of Canada’s website. See “Exchange Rate Information” in this Information Circular.

5. PRELIMINARY PRO FORMA ADJUSTMENTS RELATED TO THE ARRANGEMENT

The following is a description of the preliminary adjustments made to Transition’s assets and liabilities to be assumed in the Arrangement in connection with the preparation of the unaudited pro forma condensed combined financial statements:

In-process research and development (IPR&D): $44.1 million. The guidance in ASC 805 requires the recognition of tangible and intangible assets that result from or are to be used in research and development activities as assets, irrespective of whether the acquired assets have an alternative future use. Acquired IPR&D assets are required to be measured at their acquisition-date fair value. These acquired assets remain indefinite-lived assets until the completion or abandonment.

Goodwill: Goodwill is equal to the difference between the fair value of the total Arrangement consideration and the fair values of Transition’s identifiable assets and liabilities. Goodwill is not amortized but is subject to annual fair value impairment tests and interim impairment tests if facts and circumstances warrant.

(in thousands)
Total Arrangement consideration	$63,601
Less fair value of identifiable net assets and liabilities	47,622
Pro forma goodwill adjustment	$15,979

Deferred tax liabilities: $11.5 million. Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and the respective tax bases.

Stockholders’ equity: Reflects the elimination of Transition’s equity capital and the consideration to be paid at closing to Transition’s Shareholders in OPKO Shares. Based on the closing price of OPKO Shares of $9.89 on July 19, 2016 and the 6,430,868 OPKO Shares to be issued to Transition Shareholders pursuant to the Arrangement, the total consideration would have been $63.6 million.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma combined per share information for the year ended December 31, 2015 and the three month period ended March 31, 2016 reflects the Arrangement and related transactions as if they had occurred on January 1, 2015. The book value per share amounts in the table below reflects the Arrangement as if it had occurred on March 31, 2016 or December 31, 2015. The information in the table is based on, and should be read together with, the historical financial information that OPKO has presented in its filings with the SEC and that Transition has presented in its filings with SEDAR and the SEC.

The unaudited pro forma combined per share data is presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed Arrangement had been completed as of the dates indicated or will be realized upon the completion of the proposed Arrangement. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including in-process research and development) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

Neither OPKO nor Transition declared or paid any dividends during the periods presented.

	As of and for the	As of and for the
	three months ended	year ended
	March 31, 2016	December 31, 2015
OPKO Historical Per Share Data:
As of and for the three months ended March 31, 2016
Net income (Loss) from continuing operations per share, Basic and Diluted	$(0.02)	$(0.06)
Cash dividends per share	–	–
Book value per diluted share	$3.65	$3.62

OPKO Unaudited Pro Forma Combined Per Share Data:
Net income (Loss) from continuing operations per share, Basic and Diluted	$(0.03)	$(0.10)
Cash dividends per share	–	–
Book value per diluted share	$3.72	$3.70

Transition Therapeutics Historical Per Share Data:
As of and for the three months ended March 31, 2016
Net income (Loss) from continuing operations per share, Basic and Diluted	$(0.08)	$(0.51)
Cash dividends per share	–	–
Book value per diluted share	$0.54	$0.57

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Comparative Per Share Market Price Information

The Transition Shares trade on the TSX under the symbol "TTH" and on the NASDAQ under the symbol “TTHI”, and the OPKO Shares trade on the NASDAQ under the symbol “OPK”. The following table presents the closing prices of Transition Shares and OPKO Shares on the NASDAQ on June 29, 2016, the last trading day before the public announcement of the Arrangement, and July 21, 2016, the last practicable trading day prior to the date of this Information Circular. The table also shows the estimated implied value of the per share arrangement consideration for each Transition Share on the relevant date.

	OPKO Shares		Transition Shares		Equivalent Transition Price Per Share
June 29, 2016	US$	9.30	US$	0.70	US$	1.54	[1]
July 21, 2016	US$	9.89	US$	1.59	US$	1.64	[1]

1 Assumes 38,798,971 Transition Shares outstanding as of the Effective Date.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Transition Shareholders in determining whether to approve the Arrangement Resolution. Transition Shareholders are urged to obtain current market quotations for OPKO Shares and Transition Shares and to review carefully the other information contained in the Information Circular or incorporated by reference into the Information Circular in considering whether to approve the Arrangement Resolution.

Comparative Stock Prices and Dividends

The following table sets forth, for the periods indicated, the high and low sale prices per share of Transition Shares and OPKO Shares as reported by the NASDAQ (or, with respect to OPKO Shares, the NYSE prior to June 24, 2016) and, solely as relates to Transition Shares, by the TSX. OPKO has not historically paid any dividends on its common stock and does not presently anticipate paying any dividends on its common stock in the foreseeable future. For information on Transition’s dividend policy, see “Appendix G – Dividends”.

	OPKO				Transition - NASDAQ				Transition - TSX
	Price Range of OPKO Shares				Price Range of Transition Shares				Price Range of Transition Shares
	High		Low		High		Low		High		Low
2016
April 1 – June 30	US$	11.39	US$	8.71	US$	1.49	US$	0.66	CAD$	1.93	CAD$	0.89
January 1 – March 31	US$	11.85	US$	7.12	US$	1.92	US$	0.80	CAD$	2.67	CAD$	1.18

2015
October 1 – December 31	US$	11.49	US$	8.20	US$	2.75	US$	1.70	CAD$	3.54	CAD$	2.19
July 1 – September 30	US$	17.51	US$	8.23	US$	2.72	US$	1.70	CAD$	3.87	CAD$	2.23
April 1 – June 30	US$	19.20	US$	13.71	US$	9.30	US$	2.02	CAD$	11.50	CAD$	2.50
January 1 – March 31	US$	15.23	US$	9.81	US$	7.25	US$	6.29	CAD$	9.24	CAD$	8.00

2014
October 1 – December 31	US$	10.16	US$	8.02	US$	6.94	US$	6.05	CAD$	8.08	CAD$	6.10
July 1 – September 30	US$	9.62	US$	8.09	US$	7.50	US$	5.53	CAD$	8.15	CAD$	6.00
April 1 – June 30	US$	9.83	US$	7.82	US$	8.22	US$	4.36	CAD$	9.00	CAD$	4.80
January 1 – March 31	US$	10.25	US$	7.32	US$	8.16	US$	5.67	CAD$	9.25	CAD$	6.00

2013
October 1 – December 31	US$	12.95	US$	8.17	US$	5.90	US$	4.00	CAD$	6.77	CAD$	4.16
July 1 – September 30	US$	10.00	US$	7.13	US$	4.99	US$	2.81	CAD$	4.95	CAD$	2.62

DESCRIPTION OF OPKO COMMON STOCK

For a description of OPKO common stock, which is registered under Section 12 of the 1934 Act, see OPKO’s registration statement on Form 8-A filed with the SEC on June 23, 2016, including any amendments or reports filed for the purpose of updating such description.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the Arrangement is completed, Transition Shareholders will receive OPKO Shares as the per share Arrangement consideration. The following is a summary of certain differences between (i) the current rights of Transition Shareholders under the laws of Ontario; and (ii) the current rights of OPKO stockholders under the laws of the State of Delaware. Specifically, the following table provides a comparison between the laws applicable in Delaware (being the Delaware General Corporation Law (the “DGCL”)) and Ontario (being the OBCA) relating to stockholder’s rights.

Number and Election of Directors

Delaware	Ontario

Under the DGCL, the board of directors must consist of at least one member. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a stockholder-adopted bylaw prescribes a different required vote.	Under the OBCA, the board of directors must consist of at least three members so long as the corporation remains an “offering corporation” for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the New York Stock Exchange or Toronto Stock Exchange. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Removal of Directors

Delaware	Ontario

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. A director may resign at any time upon written notice given to the corporation.	Under the OBCA, the shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director with or without cause and may elect any qualified person to fill the resulting vacancy.

Vacancies on the Board of Directors

Delaware	Ontario

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Board of Director Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws requires a greater vote.

Under the OBCA, subject to an Ontario corporation’s articles or bylaws, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must be present at any meeting to constitute a quorum.

Under the OBCA, subject to an Ontario corporation’s articles or bylaws, where there is a vacancy or vacancies in the board of directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

Transactions with Directors and Officers

Delaware	Ontario

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The OBCA requires that a director or officer of a corporation who is: (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director’s or officer’s interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director’s or officer’s interest in the notice of meeting or management information circular.

Limitation on Liability of Directors

Delaware	Ontario

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•    for breach of the director’s duty of loyalty to the corporation or its stockholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•    under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•    for any transaction from which the director derived an improper personal benefit.

The OBCA does not permit the limitation of a director’s liability.

Indemnification of Directors and Officers

Delaware	Ontario

The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (as well as any individual serving with another corporation in such capacity at the corporation’s request) against (i) all reasonable expenses (including attorneys’ fees) incurred in defense or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. A corporation shall indemnify such person to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. In addition, the DGCL allows for the advance payment of expenses of an officer or director who is indemnified prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

Under the OBCA, an Ontario corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, referred to as an Indemnified Person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Person in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity; provided that any such Indemnified Person acted honestly and in good faith with a view to the best interests of the corporation or, as the case may he, to the best interests of the other entity for which the Indemnified Person acted as a director or officer or in a similar capacity at the corporation’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such Indemnified Person also had reasonable grounds for believing that his or her conduct was lawful. In addition, an Ontario corporation may advance money to an Indemnified Person for the costs, charges and expenses of a proceeding but the Indemnified Person shall repay the money if he or she did not act honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the Indemnified Person acted as a director or officer or in a similar capacity at the corporation’s request.

 Under the OBCA, an Ontario corporation may also, with the approval of a court, indemnify or advance moneys to an Indemnified Person in respect of an action by or on behalf of the corporation to obtain a judgment in its favour, to which the Indemnified Person is made a party because of his or her association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with such action, if he or she acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the Indemnified Person acted as a director or officer or in a similar capacity at the corporation’s request. However, any such Indemnified Person is entitled under the OBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which he or she is subject because of his or her association with the corporation or other entity, if such Indemnified Person (i) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) acted honestly and in good faith with a view to the best interests of the corporation or other entity and had reasonable grounds for believing that his or her conduct was lawful.

Call and Notice of Stockholder Meetings

Delaware	Ontario

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. Under the DGCL, stockholders do not have a right to call a stockholder meeting themselves.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.

Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not more than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. All shareholders at the record date are entitled to notice of the meeting and have a right to attend and vote at the meeting.

Stockholder Action by Written Consent

Delaware	Ontario

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.	Under the OBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Stockholder Nominations and Proposals

Delaware	Ontario

Not applicable.	Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders’ meeting and, subject to such shareholder’s compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders’ meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised. In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five percent of the shares or five percent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specifies a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under the OBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of an OBCA corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may, unless the bylaws otherwise provide, proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

Amendments of Governing Instruments

Delaware	Ontario

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of Bylaws. Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Required Stockholder Vote for Certain Transactions

Delaware	Ontario

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the approval of a majority of the outstanding stock of the corporation entitled to vote is required for certain corporate actions, such as the adoption of a merger agreement, a sale, lease or exchange of all or substantially all of the property of a corporation, or liquidation and dissolution.	Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

Dissenter’s Rights of Appraisal

Delaware	Ontario

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

 The DGCL does not provide for an oppression remedy.

Under the OBCA each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement. However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a stockholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a stockholder’s interests.

Anti-Takeover and Ownership Provisions

Delaware	Ontario

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

While the OBCA does not contain specific anti-takeover provisions with respect to “business combinations”, rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, referred to as Multilateral Instrument 61-101, contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt. The term “related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

Right to Inspect Corporate Records and Stockholder Lists

Delaware	Ontario

Under the DGCL, any stockholder, in person or through an agent, upon written demand under oath stating the through purpose thereof, has the right during usual business hours to inspect for any proper purpose, and to make copies or extracts from the corporation’s stock ledger, a list of its stockholders, and its books and records.	Under the OBCA, registered holders of shares, beneficial owners of shares and creditors of an Ontario corporation, their agents and legal representatives may examine the articles, bylaws and any unanimous shareholder agreement of such corporation, the minutes of meetings and resolutions of shareholders and the registers of directors and shareholders of the corporation during the usual business hours of the corporation, and may take extracts from those records, free of charge. If such corporation is an “offering corporation” for the purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the New York Stock Exchange or Toronto Stock Exchange, any other person may inspect the corporation’s records upon payment of a reasonable fee.

Class Action Suits

Delaware	Ontario

Rule 23 of the Delaware Chancery Court Rules allows for class action suits in Delaware and is modeled on the federal rule, F.R.C.P. Rule 23.	The Class Proceedings Act, 1992 (Ontario) and the Securities Act (Ontario) allow for class actions suits in Ontario.

Stockholder Derivative Suits

Delaware	Ontario

Under the DGCL, a stockholder may bring a derivative action in Delaware on behalf of, and for the benefit of, the corporation provided that, the stockholder must state in his or her complaint that he or she was a stockholder of the corporation at the time of the transaction that is the subject of the complaint, and the stockholder must first make demand on the corporation that it bring an action and the demand he refused, unless it is shown that the demand would have been futile.

Under the OBCA, a stockholder may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no action may be brought and no intervention in an action may be made unless the stockholder has given fourteen days’ notice to the directors of the corporation or its subsidiary of the stockholder’s intention to apply to the court and the court is satisfied that: the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; the stockholder is acting in good faith; and it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.